- --------------------------------------------------------------------------------
     As filed with the Securities and Exchange Commission on April 18, 1996
- --------------------------------------------------------------------------------
                                               Registration No. 333-____________
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                            FIRST COASTAL CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                                      06-1177661
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                     Identification Number)
                             -----------------------
                                 36 Thomas Drive
                             Westbrook, Maine 04092
                                 (207) 774-5000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                             -----------------------
                               Gregory T. Caswell
                      President and Chief Executive Officer
                            First Coastal Corporation
                                 36 Thomas Drive
                             Westbrook, Maine 04092
                                 (207) 774-5000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------
                                   Copies to:
       Howard I. Flack, Esq.                          Dean F. Hanley, Esq.
      James G. McMillan, Esq.                         Foley, Hoag & Eliot
      Hogan & Hartson L.L.P.                         One Post Office Square
    555 Thirteenth Street, N.W.                   Boston, Massachusetts 02109
      Washington, D.C. 20004                             (617) 832-1000
          (202) 637-5600
                             ----------------------
         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
                              --------------------
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|
                              --------------------
         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |X|
                              --------------------
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|
                               -------------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|
                               -------------------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                               -------------------

                         CALCULATION OF REGISTRATION FEE
- ---------------------- ------------ ----------------------- ------------------------ --------------------
Title of each class of Amount to be    Proposed maximum         Proposed maximum           Amount of
   securities to be     registered  offering price per unit aggregate offering price registration fee (1)
      registered
- ---------------------- ------------ ----------------------- ------------------------ --------------------
     Common Stock         750,000            $4.75                 $3,562,500               $1,229
- ---------------------- ------------ ----------------------- ------------------------ --------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(e) under the Securities Act of 1933.
                             ----------------------
         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which officially states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            FIRST COASTAL CORPORATION

                              ---------------------

                              CROSS REFERENCE SHEET
                   (Pursuant to Item 501(b) of Regulation S-K)



     Form S-2 Item                                               Caption or Location in Prospectus
     -------------                                               ---------------------------------
1.   Forepart of the Registration Statement and Outside
       Front Cover Page of Prospectus.....................       Outside Front Cover Page

2.   Inside Front and Outside Back Cover Pages of
       Prospectus.........................................       Inside Front Cover Page; Outside Back Cover Page

3.   Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges..........................       Summary; Risk Factors

4.   Use of Proceeds......................................       Summary; Use of Proceeds

5.   Determination of Offering Price......................       Summary; Determination of Subscription Price

6.   Dilution.............................................       *

7.   Selling Security Holders.............................       *

8.   Plan of Distribution.................................       Cover  Page;   Summary;   The   Offering;   Standby
                                                                    Purchase Agreements; Plan of Distribution

9.   Description of Securities to be Registered...........       Summary;  Market  for Common  Stock and  Dividends;
                                                                    Description of Capital Stock

10.  Interests of Named Experts and Counsel...............       *

11.  Information with Respect to the Registrant...........       Summary;  Market  for Common  Stock and  Dividends;
                                                                    First Coastal  Corporation Annual Report on Form
                                                                    10-K for the Year Ended December 31, 1995

12.  Incorporation of Certain Information by Reference....
                                                                 Incorporation of Certain Documents by Reference

13.  Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities.....................       Statement as to Indemnification

- -------------
*    Item is omitted because answer is negative or item is not applicable.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED APRIL 18, 1996


                            FIRST COASTAL CORPORATION
                 (the holding company for Coastal Savings Bank)

                         750,000 Shares of Common Stock
                         ------------------------------

         First Coastal Corporation (the "Company") is offering (the "Rights Offering") for sale up to ___________ shares of its Common Stock, par value $1.00 per share (the "Common Stock"), to holders of record of Common Stock at the close of business on ________, 1996 (the "Record Date"), pursuant to nontransferable rights (the "Rights") to purchase shares of Common Stock at a price of $____ per share (the "Subscription Price"). The Rights Offering is made as part of an offering (the "Offering") of 750,000 shares (the "Shares"), which also will include purchases by Standby Purchasers and a Community Offering of any Shares not otherwise subscribed for in the Rights Offering or purchased by Standby Purchasers as described below.

         Each stockholder of the Company at the close of business on the Record Date (the "Record Date Holder") is receiving one Right for each ________ shares of Common Stock held on such date. Each Right will entitle the Record Date Holder to subscribe for one share of Common Stock (the "Stockholder Subscription Privilege"). In lieu of fractional Rights, the aggregate number of Rights issued by the Company to a stockholder will be rounded up to the next whole number. The Company
                                                    . . . continues on next page
                             ----------------------

         The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 18.
                             ----------------------

        THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
              AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                   CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

================================================================================
                        Price        Estimated Fees
                      to Public     and Expenses (1) Proceeds to the Company (2)
- ----------------- ----------------- ---------------- ---------------------------
Per Share (3)....      $_______         $_______               $_______
- ----------------- ----------------- ---------------- ---------------------------
Total............ $_______          $_______              $_______
================================================================================

(1) Consists of estimated fees and expenses of the Company to be paid to First Albany Corporation ("First Albany" or the "Placement Agent") as compensation in connection with its efforts to advise and assist the Company with respect to the Offering. Such fees are equal to 5.0% of the aggregate gross proceeds raised in the Offering, less a portion of certain fees previously paid to First Albany for its financial advisory services. To the extent that Shares are sold in the Community Offering by broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company, such broker-dealers will receive commissions equal to 3.0% of the aggregate dollar amount of such sales, and First Albany's compensation will be reduced so that the total compensation paid for such Shares will equal 6.5% of the gross proceeds from the sale of such Shares. The Company has agreed to reimburse the Placement Agent for certain legal and other expenses not to exceed $40,000 and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting other expenses payable by the Company estimated at an aggregate of $_______.
(3) In recent years prior to the Offering, there has been no established market for the Common Stock. The Subscription Price of $______ per share was determined by the Board of Directors of the Company with the assistance of First Albany. See "Determination of Subscription Price."

                            First Albany Corporation
                                 ________, 1996
is concurrently offering Shares not subscribed for in the Rights Offering to members of the general public to whom a copy of this Prospectus is delivered (the "Community Offering"), subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment as described below. See "The Offering
- -- Rights Offering," "The Offering -- Community Offering" and "Standby Purchase Agreements."

         The Company intends to enter into standby purchase agreements (the "Standby Purchase Agreements"), pursuant to which, subject to certain conditions, standby purchasers (the "Standby Purchasers") will severally agree to acquire from the Company, at the Subscription Price, up to ________ Shares, if available, after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company will agree to sell, and the Standby Purchasers will agree to purchase, a minimum of _______ Shares (the "Minimum Standby Purchase Commitment") at the Subscription Price. See "Standby Purchase Agreements."

         Any subscription pursuant to the Rights Offering or the Community Offering will be irrevocable. Subscriptions received for Shares will be deposited in an escrow account maintained with Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey, as subscription agent (the "Subscription Agent"), and will not earn interest. The Company reserves the right to reject subscriptions received in whole or in part at the sole discretion of the Company. In this connection, the Company does not anticipate accepting any purchases of five percent or more of the Common Stock in the Offering, but reserves the right to do so. Purchases of shares of the Company, including purchases pursuant to this Offering, are subject to certain limitations. See "The Offering -- Limitations on Purchase of Stock" and "Description of Capital Stock."

         The Rights Offering and the Community Offering are made on a "best efforts" basis and are conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization of the Company as described in this Prospectus. The Offering will expire at 5:00 p.m., Eastern time, on __________________, 1996, subject to the extension by the Company, in its sole discretion, from time to time through ________________, 1996 (the "Expiration Date"). After the Expiration Date, the Rights will no longer be exercisable. If the Offering has not been consummated within 30 days following the Expiration Date, the Offering will be terminated and all amounts submitted by Record Date Holders and participants in the Community Offering (the "Community Offering Participants") will be returned without interest.

         In recent years prior to this Offering, there has been no established market for the Common Stock, and there can be no assurance an established market for such stock will develop. Application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market under the symbol "____", and First Albany has indicated that it intends to make a market in the Common Stock following the Offering.

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. All information in this Prospectus has been adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding Common Stock effective May 31, 1995. Each prospective investor is urged to read this Prospectus in its entirety, including "Risk Factors" beginning on page 18 and the Company's Annual Report on Form 10-K for the year ended December 31, 1995 beginning on page A-1.

                                   The Company

         First Coastal Corporation, a Delaware corporation (the "Company"), is a bank holding company whose sole operating subsidiary is Coastal Savings Bank, a Maine chartered stock savings bank (the "Bank"). The Company has no separate operations, and its business consists of the business of the Bank. The Bank was formed in 1981 through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively.

         The Bank offers a broad range of financial services to consumer and commercial customers in its market area. Its business consists of attracting deposits from the general public and the application of those funds to the origination of a variety of residential and commercial mortgage loans, home equity and installment loans, and business loans. The Bank operates seven full-service branch offices, located principally in coastal communities in southern Maine, ranging from Brunswick in the north to Kennebunk in the south. Of the Bank's $125.7 million in deposits at December 31, 1995, $75.3 million or approximately 60% were attributable to the Bank's four northern branches, located in downtown Brunswick, Cook's Corner (Brunswick), Topsham Fair Mall (Topsham) and downtown Freeport. In addition, the Bank has two York County branches located south of Portland in Saco and Kennebunk, and a branch based at its corporate headquarters in Westbrook, a suburb of Portland. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

         After sustaining losses from 1987 to 1992, in recent years the Company has concentrated its efforts on improving asset quality, increasing the Bank's leverage capital ratio and reducing other operating expenses, with the overall goal of improving core operating income. The Company returned to core operating profitability in 1993 and has been profitable on a core operating basis since such time. The following table sets forth the Company's net income (loss) for each of the five years in the period ended December 31, 1995, adjusted to reflect the exclusion of expenses related to the settlement of the cross guaranty claim with the FDIC and the issuance of the FDIC Note as described under "The Recapitalization."

(in thousands)            1991        1992      1993       1994        1995
- ---------------------------------------------------------------------------

Net income (loss)..... $  (10,595)  $  (529)  $   748(a) $ (8,902)  $  1,660(a)
Expenses related to
  FDIC settlement.....         --        --        --         812        310
FDIC Note and
  related interest....         --        --        --       9,000        419
                       ----------   -------   -------    --------   --------
Adjusted net income
  (loss).............. $  (10,595)  $  (529)  $   748(a) $    910   $  2,389(a)
                       ===========  ========  =======    ========   ========


(a) Net of provision reversal of $425,000 and $675,000 in 1993 and 1995, respectively.

         During the three year period ended December 31, 1995, the Company has experienced a substantial improvement in its asset quality. The Company's nonperforming assets declined from a level of $27.3 million at December 31, 1991 to $7.5 million at December 31, 1995. The Company anticipates a further reduction in nonperforming assets, to approximately $3.6 million, at March 31, 1996. The Bank's Tier 1 capital to total assets ratio has increased from 4.42% at December 31, 1991 to 9.19% at December 31, 1995. At December 31, 1995, the Company had net operating loss carryforwards for federal tax purposes of approximately $6.8 million and approximately $16.2 million on a pro forma basis assuming the consummation of the Recapitalization as described below.

                                Business Strategy

         The Company believes that there is a strong demand for a progressive, competitive, service oriented community bank within the markets served by the Bank, particularly as an alternative to the larger statewide and superregional banks currently serving key portions of these markets. In this regard, the Company's management has taken various steps to implement initiatives that it believes will position the Bank as a strong, competitive community bank. These initiatives include a significant expansion of the Bank's residential lending capabilities through the addition of new programs and improved staffing, the enhancement of the Bank's ability to be a competitive source of financing for small businesses, the development and implementation of a comprehensive new deposit program, and the retention and development of a highly motivated management team and staff, including a strong customer service oriented team of branch managers.

         Although several of these initiatives are in their preliminary stage, the Bank has experienced positive results from its efforts to date. For the three month periods ended June 30, 1995, September 30, 1995 and December 31, 1995, residential loan originations were $1.4 million, $2.1 million and $2.6 million, respectively. As the Bank's level of nonperforming assets has continued to decline, the Bank's loan staff has increasingly been able to direct its resources to the generation of new loans. Plans currently call for the April 1996 implementation of the Bank's new deposit program, entailing increased expenditures in marketing and a new mix of deposit products, which the Bank believes will facilitate its efforts to increase its market share and its non-interest income and to decrease its cost of funds. In addition, as part of its efforts to provide enhanced customer service and improve branch profitability, the Bank invested over $400,000 during 1995 in new signage, a bank identity program and substantial capital improvements. Further initiatives include the conversion of the Bank's existing computer system to a new system in 1996, which is expected to improve the Bank's product and service capabilities, while providing cost savings estimated at $150,000 annually.

         The Bank's senior management team is led by Gregory T. Caswell, President and Chief Executive Officer, and Dennis D. Byrd, Executive Vice President, Chief Financial Officer and Treasurer, each of whom has been actively involved with the Bank's turnaround since the early 1990's. Mr. Caswell, who has 18 years of banking experience in northern New England, joined the Bank in 1991 as senior lending officer and has managed the Bank's efforts to improve asset quality, including the significant reduction in nonperforming assets. Since Mr. Caswell's appointment as President and Chief Executive Officer in March 1995, the Company has made a number of staffing changes that have further enhanced the Bank's overall capabilities in several key areas. In this connection, the Company expanded its management team in early 1995 by hiring two experienced senior bank managers, Roger H. Hunter and Robert S. Blackwood, Jr. Mr. Hunter, formerly of Casco Northern Bank, N.A. ("Casco"), is employed as Senior Vice President and Retail Services Manager. Mr. Blackwood, formerly of Casco and First NH Bank, is employed as Senior Vice President and Senior Commercial Loan Officer. Several other key management personnel have been hired, including new branch managers at five of the Bank's seven branches.

                              The Recapitalization

         On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC, pursuant to which the FDIC waived and released its cross guaranty claim against the Bank in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"). The cross guaranty claim was the result of the September 1991 failure of Suffield Bank, Suffield, Connecticut, which prior to its receivership was a subsidiary of the Company. Under federal law, commonly-controlled depository institutions, such as the Bank and Suffield Bank, are liable for any actual or reasonably anticipated loss in connection with the default of one or more of the commonly-controlled institutions. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances. See Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

         In order to satisfy in full the obligations of the Company under the FDIC Note, the Company intends to consummate the following transactions (collectively, the "Recapitalization"), each of which is conditioned upon the consummation of the others and all of which are expected to close simultaneously:

         (i) the Company will sell the 750,000 shares of Common Stock offered hereby at the Subscription Price equal to $____ per share, with estimated net proceeds of approximately $________;

         (ii) the Bank will pay a dividend in the amount of $3.4 million to the Company (the "Bank Dividend");

         (iii) the Company will borrow $4.0 million (the "Recapitalization Loan") pursuant to a Loan Agreement (the "Recapitalization Loan Agreement") to be entered into by the Company with _______ (the "Lenders"), and the Company will pledge 100% of the outstanding common stock of the Bank in order to secure such loan; and

         (iv) the Company will pay the FDIC $9.0 million in principal and approximately $700,000 in accrued interest, satisfying in full the Company's obligations to the FDIC under the Note.

         On April __, 1996, the Bank and Maine Bank & Trust Company ("MB&TC") consummated a purchase and assumption agreement, dated as of February 22, 1996, pursuant to which the Bank sold substantially all of the assets of its Kezar Falls, Maine branch office to MB&TC, and MB&TC assumed certain liabilities of the Bank with respect to the branch (the "Kezar Falls Branch Sale"). In connection with the consummation of the Kezar Falls Branch Sale, the Bank transferred cash of $______ and loans and fixed assets valued at their book value of $______ to MB&TC, and MB&TC assumed deposit liabilities of $________. The resulting $______ premium was booked as income to the Bank.

         The address of the Company's principal executive offices is 36 Thomas Drive, Westbrook, Maine 04092, and its telephone number is (207) 774-5000.

                         COASTAL SAVINGS BANK LOCATIONS


Description of Graphic Material

     A map of the State of Maine is included as part of the Prospectus. A portion of the southern coast of Maine is represented in the inset; each community location of Coastal Savings Bank is represented on the inset by a star.

                 Selected Consolidated Financial and Other Data

         The following table sets forth certain selected consolidated financial and other data of the Company as of and for each of the five years in the period ended December 31, 1995. Such selected consolidated financial and other data is derived from the Company's historical consolidated financial statements and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and notes, included elsewhere herein. See the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

                                                                           Year Ended December 31,
                                                   ----------------------------------------------------------------
(dollars in thousands, except per share data)         1995          1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income..................................  $    11,707  $    11,780  $    12,748  $    16,319   $    21,032
Interest expense (a).............................        5,850        5,726        7,254        9,986        14,639
                                                   -----------  -----------  -----------  -----------   -----------
Net interest income..............................        5,857        6,054        5,494        6,333         6,393
Provision for loan losses (b)....................         (425)         107          (30)       1,136         5,967
                                                   -----------  -----------  -----------  -----------   -----------
Net interest income after provision for
   loan losses...................................        6,282        5,947        5,524        5,197           426
Investment securities gains (losses).............           (4)          38           99          (19)          360
Other income.....................................          576          391        1,323        1,126           980
Other expenses (c)...............................        5,194        6,278        6,158        7,049        12,853
Income tax benefit...............................           --           --           (4)        (198)         (114)
                                                   -----------  -----------  -----------  -----------   -----------
Income (loss) before minority interest
   and extraordinary item........................        1,660           98          792         (547)      (10,973)
Minority interest in net income (loss)...........           --           --           44          (18)         (378)
                                                   -----------  -----------  -----------  -----------   -----------
Income (loss) before extraordinary item..........        1,660           98          748         (529)      (10,595)
Extraordinary item (d)...........................           --        9,000           --           --            --
                                                   -----------  -----------  -----------  -----------   -----------
Net income (loss)................................  $     1,660  $    (8,902) $       748  $      (529)  $   (10,595)
                                                   ===========  ===========  ===========  ===========   ===========

Per Share Data (e):
Weighted average shares outstanding..............      600,361      600,361      600,361      600,361       600,361
Income (loss) before extraordinary item..........  $     2.77   $      .16   $      1.25  $      (.88)  $   (17.65)
Net income (loss)................................        2.77       (14.83)         1.25         (.88)      (17.65)
Period end book value per share..................        6.66         3.35         16.45        15.21        16.09
Period end tangible book value per share.........        6.66         3.35         16.45        15.21        16.09

(a) The 1995 interest expense includes $419,000 in interest expense associated with the $9.0 million Note to the FDIC.
(b) Net of provision reversal of $675,000 and $425,000 in 1995 and 1993, respectively.
(c) In 1995 and 1994, the Company incurred approximately $302,000 and $812,000, respectively, in legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC. In 1991, the Company incurred a $3.2 million charge to earnings as a result of the deconsolidation of Suffield Bank.
(d) In 1994, the Company incurred a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the FDIC Note in consideration of the waiver and release of the cross guaranty claim against the Bank.
(e) As adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding Common Stock effective May 31, 1995.

                                                                 At or For the Period Ended December 31,
                                                   ----------------------------------------------------------------
(dollars in thousands, except per share data)         1995          1994         1993         1992         1991
- -------------------------------------------------------------------------------------------------------------------
End of Period Balance Sheet Data:
   Total assets..................................  $   145,453  $   154,212  $   170,819  $   188,838   $   214,422
   Investment securities.........................       19,712       16,746        1,036        4,061         1,487
   Assets held for sale..........................          281          185        3,421        6,882         3,661
   Loans, net of fees............................      100,528      109,625      123,468      144,000       181,209
   Allowance for loan losses.....................        2,659        4,042        3,642        4,280         6,098
   Nonperforming assets..........................        7,517        9,006       11,627       24,382        27,303
   Deposits......................................      125,665      130,037      140,587      156,318       170,383
   FHLB advances.................................        6,000       12,612       18,108       21,249        31,595
   FDIC Note.....................................        9,000        9,000           --           --            --
   Stockholders' equity..........................        3,997        2,014        9,878        9,130         9,659

Average Balance Sheet Data:
   Total assets..................................  $   146,146  $   162,587  $   181,705  $   199,393   $   229,157
   Loans, net of fees............................      105,742      115,940      131,795      165,053       193,292
   Deposits......................................      121,503      129,841      141,243      153,993       171,228
   Stockholders' equity..........................        2,852       10,625        9,807        9,733        12,890

Financial Ratios:
   Return on average assets before
    extraordinary item...........................        1.14%         .06%          .41%        (.27)%       (4.62)%
   Return on average assets......................        1.14        (5.48)          .41         (.27)        (4.62)
   Return on average equity before
    extraordinary item...........................       58.20          .92          7.63        (5.44)       (82.20)
   Return on average equity......................       58.20       (83.78)         7.63        (5.44)       (82.20)
   Net interest margin (f).......................        4.19         3.97          3.31         3.40          2.93
   Net interest rate spread (g)..................        4.13         3.79          3.26         3.26          2.47
   Non-interest income to average assets.........         .39          .26           .78          .56           .58
   Efficiency ratio (h)..........................       80.79        96.84         89.04        94.74        166.21
   Nonperforming assets to total assets..........        5.17         5.84          6.81        12.91         12.73
   Allowance for loan losses to
    nonperforming assets.........................       35.37        44.88         31.32        17.55         22.33
   Net charge-offs to average loans..............         .91         (.25)          .46         1.76          2.39
   Average loans to average deposits.............       87.03        89.29         93.31       107.18        112.89
   Equity to assets..............................        2.75         1.31          5.78         4.83          4.50
   Tier 1 capital to total assets................        2.74(i)      1.41          5.63         4.81          4.50
   Tier 1 capital to risk-weighted assets........        4.27(i)      2.14          8.42         6.74          6.18
   Qualifying total capital to
    risk-weighted assets.........................        5.54(i)      3.46          9.69         8.02          7.72

- ------------------------
(f)  Net interest income divided by average earning assets.
(g)  Return  on  interest   earning   assets  less  cost  of  interest   bearing
     liabilities.

(h)  Operating expenses divided by net interest income plus non-interest income.
(i) Applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets were 9.19%, 14.32% and 15.59%, respectively, at December 31, 1995. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

            Selected Consolidated Quarterly Financial and Other Data

         The following table sets forth certain selected consolidated financial and other data of the Company as of and for each of the periods indicated. The data has not been audited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring accruals) which are necessary to present fairly the data at the dates and for the periods indicated. The selected consolidated quarterly financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and notes, included elsewhere herein. See the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

                                                                     Quarter Ended
                                     ---------------------------------------------------------------------------
(dollars in thousands,               December 31,   September 30, June 30,   March 31,  December 31, September 30,
except per share data)                   1995           1995        1995       1995         1994          1994
- ----------------------------------------------------------------------------------------------------------------
Statement of
 Operations Data:
Interest income......................  $   2,913     $   2,942   $   2,935  $   2,917    $   3,005      $  2,911
Interest expense.....................      1,501         1,492       1,458      1,399        1,352         1,433
                                       ---------     ---------   ---------  ---------    ---------      --------
Net interest income..................      1,412         1,450       1,477      1,518        1,653         1,478
Provision for loan losses............       (675)           75          75        100           --            40
                                       ----------    ---------   ---------  ---------    ---------      --------
Net interest income after
  provision for loan losses..........      2,087         1,375       1,402      1,418        1,653         1,438
Investment securities gains (losses).          7             1         (12)        --            6            --
Other income.........................        130           127         151        168           14           133
Other expenses.......................      1,296         1,210       1,327      1,361        1,434         1,594
Income tax benefit...................         --            --          --         --           --            --
                                       ---------     ---------   ---------  ---------    ---------      --------
Income (loss) before extraordinary
  item...............................        928           293         214        225          239           (23)
Extraordinary item...................         --            --          --         --        9,000            --
                                       ---------     ---------   ---------  ---------    ---------      --------
Net income (loss)....................  $     928     $     293   $     214  $     225    $  (8,761)     $    (23)
                                       =========     =========   =========  =========    ==========     ========


Per Share Data:
Weighted average shares outstanding..    600,361       600,361     600,361    600,361      600,361       600,361
Income (loss) before extraordinary
  item...............................  $    1.55     $     .49   $     .36  $     .37    $     .40      $   (.04)
Net income (loss)....................       1.55           .49         .36        .37       (14.59)         (.04)
Period end book value per share......       6.66          5.07        4.59       4.02         3.35         18.13
Period end tangible book value
  per share..........................       6.66          5.07        4.59       4.02         3.35         18.13


                                                              At or For the Period Ended
                                     ---------------------------------------------------------------------------
(dollars in thousands,               December 31,   September 30, June 30,   March 31,  December 31,  September 30,
except per share data)                   1995           1995        1995       1995         1994          1994
- ----------------------------------------------------------------------------------------------------------------
End of Period Balance
   Sheet Data:
Total assets.........................  $ 145,453     $ 145,102   $ 144,095  $ 146,605    $ 154,212      $156,537
Investment securities................     19,712        16,904      11,894     16,898       16,746        14,894
Assets held for sale.................        281           373         409        238          185           389
Loans, net of fees...................    100,528       100,080     106,353    107,609      109,625       112,343
Allowance for loan losses............      2,659         3,721       3,715      3,620        4,042         3,594
Nonperforming assets.................      7,517         7,978       8,453      8,116        9,006         8,941
Deposits.............................    125,665       126,330     125,619    127,027      130,037       131,992
FHLB advances........................      6,000         6,000       6,150      7,667       12,612        13,018
FDIC Note............................      9,000         9,000       9,000      9,000        9,000            --
Stockholders' equity.................      3,997         3,044       2,753      2,411        2,014        10,883


Average Balance Sheet Data:
Total assets.........................  $ 144,686     $ 144,838   $ 145,774  $ 149,354    $ 155,179      $161,252
Loans, net of fees...................    101,632       102,969     107,325    109,320      110,671       113,821
Deposits.............................    125,576       126,123     127,006    127,337      130,927       135,270
Stockholders' equity.................      3,353         3,024       2,682      2,339       10,936        11,245


Financial Ratios (a):
Return on average assets before
  extraordinary item.................       2.57%          .81%        .59%       .60%         .62%         (.06)%
Return on average assets.............       2.57           .81         .59        .60       (22.58)         (.06)
Return on average equity before
  extraordinary item.................     110.71         38.76       31.92      38.48         8.74          (.83)
Return on average equity.............     110.71         38.76       31.92      38.48      (320.45)         (.83)
Net interest margin (b)..............       3.90          4.00        4.05       4.07         4.26          3.67
Net interest rate spread (c).........       4.01          4.16        4.25       4.20         4.29          3.71
Non-interest income to
  average assets.....................        .38           .35         .38        .45          .05           .33
Efficiency ratio (d).................      83.67         76.68       82.12      80.72        85.71         98.94
Nonperforming assets to total assets.       5.17          5.50        5.87       5.54         5.84          5.71
Allowance for loan losses to
  nonperforming assets...............      35.37         46.64       43.95      44.60        44.88         40.20
Net charge-offs to average loans.....       1.52           .27        (.07)      1.91        (1.62)         (.01)
Average loans to average deposits....      80.93         81.64       84.50      85.85        84.53         84.14
Equity to assets.....................       2.75          2.10        1.91       1.65         1.31          6.95
Tier 1 capital to total assets.......       2.74(e)       2.09        1.88       1.66         1.41          6.75
Tier 1 capital to risk-weighted assets      4.27(e)       3.29        2.87       2.52         2.14         10.52
Qualifying total capital to
  risk-weighted assets...............       5.54(e)       4.58        4.16       3.80         3.46         11.80


(a)  Ratios  derived from  operating  data have been  presented on an annualized basis.
(b)  Net interest income divided by average earning assets.
(c)  Return  on  interest   earning   assets  less  cost  of  interest   bearing
     liabilities.
(d)  Operating expenses divided by net interest income plus non-interest income.
(e) Applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets and qualifying total capital to risk-weighted assets were 9.19%, 14.32% and 15.59%, respectively, at December 31, 1995. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

                            Pro Forma Financial Data

         The following unaudited pro forma consolidated balance sheet and accompanying notes reflect the effects on the consolidated balance sheet of the Company of the consummation of the Kezar Falls Branch Sale and the Recapitalization of the Company. The pro forma consolidated balance sheet assumes that the Kezar Falls Branch Sale and the Recapitalization were consummated on December 31, 1995.

         The pro forma consolidated balance sheet is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Kezar Falls Branch Sale or the Recapitalization had been consummated nor is it necessarily indicative of future operating results or financial position. The pro forma consolidated balance sheet should be read in conjunction with the consolidated financial statements and related notes of the Company included elsewhere herein. See the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

                                                                                                    Recapitalization
                                                                                                    and Kezar Falls
                                                           Kezar Falls Branch Sale                     Branch Sale
                                                           -----------------------   Recapitalization  ----------
                                          Historical                     Pro Forma      -----------     Pro Forma
                                         December 31,     Pro Forma    December 31,      Pro Forma    December 31,
(in thousands)                               1995        Adjustments       1995         Adjustments       1995
- --------------------------------------------------------------------------------------------------------------------
Pro Forma Consolidated Balance Sheet
Assets:
Cash and cash equivalents...............  $  18,841       $ (9,392)(a)  $   9,449       $ 3,023 (b)   $   6,948
                                                                                          3,895 (c)
                                                                                         (9,419)(d)
Investment securities...................     21,027             --         21,027            --          21,027
Assets held for sale....................        281             --            281            --             281
Loans net of allowance for loan losses..     97,869             (2)(a)     97,867            --          97,867
Fixed assets............................      3,073           (107)(a)      2,966            --           2,966
Real estate owned and repossessions.....      1,973             --          1,973            --           1,973
Other assets............................      2,389             --          2,389           105 (c)       2,494
                                          ---------       --------      ---------      --------       ---------
Total Assets............................  $ 145,453       $ (9,501)     $ 135,952      $ (2,396)      $ 133,556
                                          =========       ========      =========      ========       =========

Liabilities:
Deposits................................  $ 125,665       $ (9,901)(a)  $ 115,764            --       $ 115,764
FHLB advances...........................      6,000             --          6,000            --           6,000
FDIC Note...............................      9,000             --          9,000      $ (9,000)(d)           0
Recapitalization Loan...................                                                  4,000 (c)       4,000
Other liabilities.......................        791             --            791          (419)(d)         372
                                          ---------       --------      ---------      --------       ---------
Total Liabilities.......................    141,456         (9,901)       131,555        (5,419)        126,136

Stockholders' Equity:
Common stock ($1.00 par value)..........        600             --            600           750 (b)      1,350
Paid-in capital.........................     29,375             --         29,375         2,273 (b)     31,648
Retained earnings prior year............    (27,676)            --        (27,676)           --        (27,676)
Current year earnings...................      1,660            400 (a)      2,060            --          2,060
Unrealized gain on available for sale
   securities...........................         38             --             38            --             38
                                          ---------       --------      ---------      --------       --------

Total Stockholders' Equity..............      3,997            400          4,397         3,023          7,420
                                          ---------       --------      ---------      --------       --------

Total Liabilities and
   Stockholders' Equity.................  $ 145,453       $ (9,501)     $ 135,952      $ (2,396)      $ 133,556
                                          =========       ========      =========      ========       =========

(a) On February 22, 1996, the Bank entered into a purchase and assumption agreement to sell its Kezar Falls branch to MB&TC. Included in the sale are all the branch deposits (totaling approximately $9.9 million at December 31, 1995), the real estate and certain of the furniture, fixtures and equipment of the branch. The purchase and assumption agreement provides that the Bank will be paid a premium on the deposits equaling 4.02% of the average deposits for the

     29 days between February 15, 1996 and March 15, 1996, which premium is expected to equal approximately $400,000. The purchase and assumption agreement is expected to be consummated during the second quarter of 1996, subject to the receipt of appropriate regulatory approvals.
(b) The pro forma information relating to the issuance of 750,000 shares of Common Stock is based on estimates by management and is presented for illustrative purposes only and is not necessarily indicative of the actual gross proceeds or price per share of the Offering. The pro forma price per share is assumed to be $4.75. Costs associated with the Offering are estimated at $540,000.
(c) Pursuant to the Recapitalization Loan Agreement, the Company will borrow $4.0 million and will pledge 100% of the outstanding common stock of the Bank to secure its obligations under the Recapitalization Loan. The Recapitalization Loan is expected to bear interest at the rate of 10.85% per annum, payable quarterly, in arrears, commencing on the last day of each calendar quarter following the consummation of the Recapitalization. The Recapitalization Loan matures December 31, 2001. Costs associated with the Recapitalization Loan are anticipated to be $105,000 and will be amortized over the life of the loan.
(d) Reflects the repayment of the FDIC Note, including accrued interest through December 31, 1995.

                                  The Offering

The Rights Offering..Each   stockholder   of  the  Company  is   receiving   one
                     nontransferable right (the "Right") for each ____ shares of Common Stock held of record at the close of business on ______________, 1996 (the "Record Date Holder"). Each Right will entitle the holder thereof to purchase from the Company one share of Common Stock (the "Stockholder Subscription Privilege") for a price of $____ per share (the "Subscription Price"). The number of Rights issued by the Company to each Record Date Holder will be rounded up to the nearest whole number. Record Date Holders may subscribe for fewer Shares in the Rights Offering than they have Rights to purchase. Record Date Holders may also subscribe for additional shares in the Community Offering as described below, subject to certain limitations.

                     The Rights Offering is made as part of an offering (the "Offering") of 750,000 shares (the "Shares"), which also will include purchases by Standby Purchasers and a Community Offering of any Shares not otherwise subscribed for in the Rights Offering or purchased by Standby Purchasers as described below. See "The Offering -- Rights Offering."

Subscription Price...$____ per Share,  payable  in cash.  See "The  Offering  --
                     Subscription Price" and "Determination of Subscription Price."

Record Date..........____________, 1996 (the "Record Date").

Expiration Date......The Offering  will expire at 5:00 p.m.,  Eastern  time,  on
                     ____________, 1996, subject to the extension by the Company, in its sole discretion, from time to time through ___________, 1996 (the "Expiration Date"). After the Expiration Date, the Rights will no longer be exercisable. If the Offering has not been consummated within 30 days following the Expiration Date, the Offering will be terminated and all amounts submitted by Record Date Holders and participants in the Community Offering (the "Community Offering Participants") will be returned without interest. See "The Offering -- Expiration Date."

Subscription
Procedure for
Exercising Rights....The Stockholder  Subscription Privilege may be exercised by properly completing the subscription order form (the "Subscription Order Form") and forwarding it (or following the Guaranteed Delivery Procedures described under "The Offering -- Subscription Procedure"), with payment of the Subscription Price for each Share subscribed for pursuant to the Stockholder Subscription Privilege, to the subscription agent (the "Subscription Agent"), which must receive such Subscription Order Form and payment at or prior to the Expiration Date. Once a Record Date Holder has exercised the Stockholder Subscription Privilege, such exercise may not be revoked. Subscription Order Forms should be sent with the payment to the Subscription Agent. Do not send Subscription Order Forms to the Company. The

                     Company reserves the right to reject subscriptions received in whole or in part at the sole discretion of the Company. See "The Offering -- Subscription Procedure" and "The Offering -- No Revocation."

                     Payments will be held in a segregated account maintained by the Subscription Agent pending the issuance of certificates representing the Shares purchased or the return of the payment which will be made without interest.

                     The sale of Shares upon the exercise of Rights is conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization. See "The Recapitalization."

Persons Holding
Common Stock
or Wishing to
Exercise Rights
through Others.......Persons  holding shares of Common Stock  beneficially,  and receiving the Rights with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, should contact the appropriate institution or nominee and request it to effect such transactions for them. See "The Offering -- Subscription Procedure."

Community Offering...The Company is concurrently  offering Shares not subscribed for in the Rights Offering to members of the general public to whom a copy of this Prospectus is delivered (the "Community Offering"), subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment and the other purchase limitations described herein. It is anticipated that Shares offered in the Community Offering may be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company. If there is an insufficient number of Shares available to satisfy all subscriptions received in the Community Offering, the Company reserves the right to allot such Shares among the Community Offering Participants. There can be no assurance that any Shares will be available to satisfy in whole or in part a Community Offering Participant's subscription. See "The Offering -- Community Offering" and "Plan of Distribution."

Procedure for
Purchasing
Shares in the
Community Offering...Persons who desire to participate in the Community Offering must properly complete the order form (the "Community Order Form") which accompanies this Prospectus and forward it (or follow the Guaranteed Delivery Procedures described under "The Offering -- Subscription Procedure"), with payment of the aggregate Subscription Price to the Subscription Agent, which must receive such Community Order Form and payment at or prior to the Expiration Date. Subscriptions for Shares which are received by the Subscription Agent from Community Offering Participants may not be revoked. Community Order Forms should be sent with the payment to the Subscription Agent. Do not send Community Order Forms to the Company. The Company reserves the right to reject subscriptions received in whole or in part at the sole discretion of the Company. See "The Offering --
                     Subscription   Procedure"   and   "The   Offering   --   No
                     Revocation."

                     Payments will be held in a segregated account maintained by the Subscription Agent pending the issuance of certificates representing the Shares purchased or the return of the payment which will be made without interest.

                     The sale of Shares in the Community Offering is conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization. See "The Recapitalization."

Standby Purchase
Agreements...........The  Company   intends  to  enter  into  standby   purchase
                     agreements (the "Standby Purchase Agreements"), pursuant to which, subject to certain conditions, standby purchasers (the "Standby Purchasers") will severally agree to acquire from the Company, at the Subscription Price, up to _______ Shares, if available after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company will agree to sell, and the Standby Purchasers will agree to purchase, a minimum of __________ Shares (the "Minimum Standby Purchase Commitment") at the Subscription Price. See "Standby Purchase Agreements."

Stock Purchase
Limitations..........The   Company   has    substantial   net   operating   loss
                     carryforwards for federal tax purposes. In order to reduce the likelihood that there will be a reduction in the amount of such carryforwards by reason of an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, the Company's Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's Restated Certificate of Incorporation which provides that unless otherwise approved by the Company's Board of Directors, no person shall become or make an offer to become the beneficial owner of five percent or more of the Company's voting stock for three years from the effective date of the amendment. Such amendment further provides that holders of five percent or more of the Company's outstanding voting stock on the date the amendment is effective will not be deemed in violation of the provision; provided, however, that if after the effective date, any such five percent or more holder shall become or make an offer to become the beneficial owner of any additional shares of voting stock, such person will be deemed to be in violation of the amendment. In connection with the approval of the amendment, the Board of Directors of the Company has approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the effective date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. If the amendment is approved by the requisite vote of the Company's stockholders at its annual meeting of stockholders currently scheduled for June 4, 1996, it will be effective prior to the consummation of the Offering and will apply to purchases of Shares in the Offering. In this connection, the Company does not anticipate accepting any purchases of five percent or more of the Common Stock in the Offering, but reserves the right to do so. The
                     Company's Restated Certificate of Incorporation includes certain other restrictions and limitations with respect to the acquisition of the Company's securities. See "The Offering -- Limitations on Purchase of Stock" and "Description of Capital Stock."

Issuance of Common
Stock Certificates...Separate certificates representing Shares purchased will be delivered as soon as practicable after the Expiration Date. See "The Offering -- Subscription Procedure."

Subscription Agent...Chemical Mellon Shareholder Services
                     85 Challenger Road
                     Ridgefield Park, New Jersey 07660
                     (800) 777-3674

Shares Outstanding
after the Offering...As of the  date  of this  Prospectus,  there  were  600,361 shares of Common Stock outstanding. Following the issuance of 750,000 Shares of Common Stock pursuant to the Offering, 1,350,361 shares of Common Stock are expected to be issued and outstanding. See "The Offering" and "Standby Purchase Agreements."


Plan of
Distribution.........The Company and First Albany Corporation ("First Albany" or
                     the "Placement Agent") have entered into an agreement pursuant to which First Albany has been engaged to act as the Company's financial advisor and as the Company's Placement Agent in connection with the Offering. It is anticipated that Shares offered in the Community Offering may be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company. The Company has agreed, in connection with the Offering, to pay certain fees to the Placement Agent, to reimburse the Placement Agent for certain legal and other expenses and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Neither First Albany nor any of the broker-dealers will have any obligation to purchase or accept any Shares of Common Stock in the Offering. See "Plan of Distribution."

Indications of
Interest.............Directors  and  officers  of the Company  have  advised the
                     Company that they intend to purchase an aggregate of _______ Shares, pursuant to the Rights Offering and the Community Offering. These individuals are under no binding obligation with regard to such indications of interest.

Risk Factors.........A purchase  of the Shares  involves a high  degree of risk.
                     See "Risk Factors."

Nasdaq SmallCap
Market Symbol
for Common Stock....."_______" (proposed)

Dividends............It is not anticipated  that the Company will distribute any dividends to stockholders in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan. The Company's principal source of cash is from dividends from the Bank, and certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company. See "Market for Common Stock and Dividends" and "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Information
Regarding
the Offering.........Questions  regarding  the  Offering  should be  directed to
                     Dennis D. Byrd,  Treasurer,  First Coastal Corporation,  at
                     (207) 774-5000 or John H. Howland, Vice President, First Albany Corporation, at (617) 228-3076

                                  RISK FACTORS

         An investment in the Common Stock involves a significant degree of risk. In determining whether to make an investment in the Common Stock, prospective investors should consider carefully all of the information set forth in this Prospectus, including the following factors.

Ability to Service Debt and Pay Operating Expenses

         Under the terms of the proposed Recapitalization Loan, the Company will be required to make quarterly interest payments, initially equal to $108,500. Beginning June 30, 1998, the Company will be required to make semi-annual principal payments of $200,000. In addition, the Company estimates that its other operating expenses at the holding company level will be approximately $125,000 on an annual basis for the foreseeable future, although unforeseen events could cause such expenses to be higher. At December 31, 1995, the Company had approximately $100,000 in cash at the holding company level. After giving effect to the Offering and the other transactions pursuant to the Recapitalization, the Company estimates that it will have approximately $500,000 in cash at the holding company level to pay its operating expenses and to service debt. Since the Company has no sources of income other than dividends from the Bank, the Company will be dependent upon the payment of dividends by the Bank to make debt service payments and to pay future operating expenses.

         The payment of dividends by the Bank to the Company is subject to the approval of the FDIC and the Bureau of Banking of the State of Maine (the "Maine Bureau of Banking"), as set forth in the Memorandum of Understanding among such parties effective November 22, 1994, as well as to various restrictions set forth in the Recapitalization Loan Agreement and arising under Maine corporate law. Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking. While the Company currently anticipates that earnings from the Bank will be sufficient to enable the Bank to pay dividends to the Company in an amount that will enable the Company to satisfy the debt service requirements on the Recapitalization Loan and its operating expenses, there can be no assurance that the Bank's earnings will be sufficient to satisfy such requirements or that the Bank will receive the necessary regulatory approvals to pay such dividends to the Company. Since the Recapitalization Loan is secured by 100% of the outstanding common stock of the Bank, the failure by the Company to make principal and interest payments as required under the Recapitalization Loan will result in an event of default (as defined) under the Recapitalization Loan Agreement and could result in the sale of the Bank, which is held as collateral for the Recapitalization Loan, by the Lenders. In that event, the Company would have no operating business and no source of revenues other than any remaining proceeds from the disposition of the Bank.

Asset Quality

         The economic downturn and the sharp decline in real estate values which accompanied the downturn during the late 1980s and early 1990s had a material adverse effect on the quality of the Bank's loan portfolio and contributed to a deterioration of the Bank's asset quality. As a result, the Bank's nonperforming assets totaled $27.3 million, representing 12.7% of total assets, at December 31, 1991. Since 1991, a primary focus has been the improvement of the credit quality of the Bank's loan portfolio through the identification of additional potential problem assets and the administration and workout of the Bank's nonperforming and potential problem assets. Nonperforming assets have declined to $7.5 million (or 5.2% of total assets) at December 31, 1995, representing a decrease of 72.5% from the December 31, 1991 level.

         For several years, the high levels of nonperforming assets required increased provisions for loan losses, writedowns on real estate owned and loan charge-offs, and had a significant adverse effect on the Bank's interest income and operating expenses. While management expects the level of nonperforming assets to continue to decline during 1996, such expectation is based on the continued stabilization of the real estate market in the Bank's market areas and the continuation in the trend of lower default rates on commercial real estate loans, although there can be no assurance that such will be the case.

Loan Portfolio Concentration

         At December 31, 1995, the Bank had approximately $50.8 million of commercial real estate mortgage loans, representing 50.5% of total loans at such date, comprised primarily of loans secured by apartment buildings, mixed use commercial buildings, office buildings and other income-producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 36.3% of total assets at December 31, 1995. At December 31, 1995, the Bank also had approximately $2.5 million of commercial business loans.

         Banks with loans concentrated in commercial real estate are likely to be adversely affected by problems in the real estate market or the economy in general. Commercial real estate lending involves significant additional risks as compared to one-to-four family residential mortgage lending, and typically accounts for a disproportionate share of charge-offs, delinquent loans and real estate owned through foreclosure or by deed in lieu of foreclosure. Such lending generally involves larger loan balances (to a single borrower or groups of related borrowers) than is involved with residential and other types of lending, and repayment of the loan is likely to be more dependent on the underlying business and financial condition of the borrower and the borrower's tenants, and is more susceptible to adverse future developments. If the cash flow from income producing property securing real estate loans is reduced (for example, because leases are not obtained or renewed, or lease rates decline), the borrower's ability to repay these loans may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market for multi-family, office, manufacturing and retail space and by general economic conditions. Management does not expect either a significant increase or decrease in the foreseeable future in the level of commercial real estate assets as a percentage of total assets. The Bank's primary focus with respect to loan portfolio growth is expected to come from various residential lending programs.

Decline in Loan Balances

         The Company's loan balances declined by $80.7 million between January 1, 1992 and December 31, 1995. This decline is largely the result of two factors: (i) the Bank's financial difficulties during the period and (ii) the FDIC's cross guaranty claim against the Bank. In addition, pursuant to the Order issued by the FDIC and concurred with by the Maine Bureau of Banking described below under "Certain Supervisory Matters," the Bank was required to improve its ratio of Tier 1 capital to total assets to 6.0% by December 31, 1993, from the December 31, 1991 level of 4.42%, with incremental improvement required at six month intervals. To comply with the requirements of the Order, management effected a strategy of selective balance sheet shrinkage. Management also expended significant resources addressing the cross guaranty claim and the settlement thereof and the Bank's asset quality problems, which had an adverse impact on loan origination activities.

         Beginning in mid-1995, the Bank undertook to expand its residential and consumer lending capabilities, and has subsequently experienced a significant increase in new loan originations. If the Bank's efforts to increase loan originations are not successful, and if the Bank experiences further declines in its loan balances, or if as a result of competitive pressures or other factors, the yield on new loan originations is lower than anticipated, such declines in loan balances or the yield on new loan originations could have an adverse impact on the Bank's ability to generate income and on the ability of the Company to make debt service payments under the Recapitalization Loan. See "-- Ability to Service Debt and Pay Operating Expenses."

Certain Supervisory Matters

         In order to address concerns arising from the FDIC's examination of the Bank in 1991, the Bank consented effective January 23, 1992 to an Order to Cease and Desist (the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking, which Order was terminated effective December 8, 1994 and replaced with a Memorandum of Understanding effective November 22, 1994 (the "Memorandum of Understanding"). The Memorandum of Understanding provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have Tier 1 capital at or in excess of 6% of the Bank's total assets, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking and (vii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum of Understanding.

         The Board of Governors of the Federal Reserve System (the "Federal Reserve") has adopted a leverage-based capital requirement for bank holding companies with a composite rating of 1 under the bank holding company rating system of a minimum level of tier 1 capital to total assets of 3.0%. All other bank holding companies or bank subsidiaries of bank holding companies are required to maintain a minimum ratio of tier 1 capital to total assets of 4.0% to 5.0%. Under the Federal Reserve's risk-based capital guidelines, bank holding companies or banks also are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150.0 million or more. For bank holding companies which have less than $150.0 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the
guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or (ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. Neither the FDIC Note nor the Recapitalization Loan is considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, qualifying total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in compliance with such guidelines. If the Company were required as of December 31, 1995 to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 2.74%, 4.27%, and 5.54%, respectively.

         In light of the Company's financial performance, including the high level of nonperforming assets and the impact of the FDIC cross guaranty claim during the past several years, the Company and the Bank will likely continue to be subject to heightened scrutiny by supervisory authorities and may continue to be monitored and reviewed more frequently than institutions which may be considered by regulatory authorities to be in better condition. See "Item 1. Business -- Regulation" and Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Competition

         The Bank is a full service savings bank with seven banking offices in the southern Maine communities of Brunswick, Freeport, Kennebunk, Saco, Topsham and Westbrook. Competition among financial institutions in the Bank's market area is intense and the Bank competes in obtaining funds and in making loans with other state and national banks, savings and loan associations, consumer financial companies, credit unions, and other financial institutions which have far greater financial resources than those available to the Bank. The Bank also faces competition for deposits from money market funds and other securities funds offered by brokerage firms and other similar financial institutions. A total of 45.5% of deposits in Maine are held by three large financial institutions, two of which are wholly owned subsidiaries of superregional bank holding companies with assets in excess of $50 billion and one of which is a Maine-based savings bank with in-state assets in excess of $2 billion. Competition among financial institutions is based upon interest rates and other credit and service charges, the quality of services rendered, the convenience of banking facilities and in the case of loans to larger commercial borrowers, relative lending limits. For several years, the Company has experienced a decline in deposit and loan balances. While the Bank's deposit balances have stabilized in recent quarters, the Bank's loan balances have continued to decline. If the Bank is unable to compete in obtaining deposits and making loans effectively in its market area, such inability would likely have an adverse effect on the Bank's growth and profitability.

Interest Rate Risk

         The Company's results of operations are derived almost entirely from the operations of the Bank and are heavily dependent on its net interest income. Net interest income is the difference between the interest income received on interest-earning assets, including loans and securities, and the interest expense incurred in connection with interest-bearing liabilities, including deposits and borrowings. Net interest income can be significantly affected by changes in market interest rates. The Company closely monitors its assets and liabilities in an effort to reduce the effects of changes in interest rates primarily by altering the mix and maturity of the Company's loans, investments and funding sources. Although the Bank is positioned to benefit generally from rising interest rate environments, a significant rate decrease could have an adverse effect on the Company's net interest income by decreasing the spread between the rates earned on assets and paid on liabilities.

         Changes in interest rates also affect the volume of loans originated by the Bank, as well as the value of its loans and other interest-earning assets, including investment securities. In addition, changes in interest rates may result in an increase in higher cost deposit products within the Bank's existing portfolio, as well as a flow of funds away from bank accounts into direct investments (such as U.S. Government and corporate securities, and other investment instruments such as mutual funds) to the extent that the Bank does not pay competitive rates of interest. The mix of the Bank's deposits has varied from year to year, with higher cost time deposits increasing in 1995 as a percentage of the Bank's total deposits. This trend is largely reflective of an industry-wide trend, reflecting the continuing impact of deregulation on the banking industry, as well as increased competition for funds from nonbank competitors, including money market and stock mutual funds.

Dependence on Key Personnel

         The Bank's success is dependent to a large extent upon the continued efforts and success of its Chief Executive Officer, its Chief Financial Officer, and the other members of the Bank's senior management team who have primary responsibility, among other things, for the successful implementation of the Company's strategic plan, the continued improvement of its financial performance and the further improvement of the Bank's asset quality. The loss of the services of any one of these officers could adversely affect the operations of the Bank and the Company.

Possible Limitation of Tax Benefits

         At December 31, 1995, the Company had net operating loss carryforwards for federal tax purposes of approximately $6.8 million, and approximately $16.2 million on a pro forma basis assuming the consummation of the Recapitalization.
Section 382 of the Internal Revenue Code of 1986, as amended, contains complex rules that place an annual limitation on the amount of net operating losses that a corporation may utilize after an "ownership change" (as defined). If an "ownership change" occurs in connection with the Offering or in the future as a result of other transactions, the Company may be limited in its ability to utilize its net operating losses. While the Company is seeking approval of an amendment to its Restated Certificate of Incorporation which would limit the acquisition of stock of the Company for a three year period in order to make it more difficult for the Company to experience an ownership change, there can be no assurance that such amendment will be approved by the Company's stockholders or that it will successfully protect the Company from an ownership change. See "Description of Capital Stock" and Note M of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Economic Conditions

         Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. Excess real estate inventory, coupled with a general economic decline, adversely affected the real estate markets in the Bank's market area in the late 1980s and early 1990s and contributed to the deterioration in the Bank's asset quality during such years. Poor economic conditions and depressed real estate markets could adversely affect the financial condition and results of operations of the Bank in the future. The economy of the Bank's market area is significantly affected by certain large employers, and any significant reduction in the operations of, or employment by, such employers could have an adverse impact on the local economy and the Bank's financial condition.

Effect of Certain Charter, Bylaw and Statutory Provisions

         The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as Delaware law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to acquire the Company's Common Stock or to effect certain other corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. The Board of Directors of the Company also recently adopted an amendment, subject to stockholder approval, to the Company's Restated Certificate of Incorporation that would prohibit, among other things, any person becoming or making an offer to become the beneficial owner of five percent or more of the Company's voting stock for three years from the effective date of the amendment, unless otherwise approved by the Board of Directors. See "Description of Capital Stock."

         The Company and the Bank also are subject to regulation by several government agencies, including the Federal Reserve, the FDIC and the Maine Bureau of Banking, which implement and enforce statutory and regulatory limitations on the acquisition of certain ownership interests in the Company and the Bank. Such laws and the need to receive appropriate regulatory approvals in connection with certain acquisitions could have the effect of discouraging takeover attempts of the

Company. See "-- Government Regulation" below and "Item 1. Business -- Regulation" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Dividend Limitations

         It is not anticipated that the Company will distribute any dividends to stockholders in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan. The Company's principal source of cash is from dividends from the Bank, and certain regulatory restrictions also exist regarding the ability of the Bank to transfer funds to the Company. See "Market for Common Stock and Dividends" and Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Determination of Subscription Price

         The Subscription Price was determined by the Company's Board of Directors, with the assistance of First Albany. In setting the price, various factors deemed relevant were considered, including, without limitation, the terms of the Offering and the Recapitalization, the Company's consolidated book value and earnings in recent years, the stock prices of comparable bank holding companies and commercial banks relative to their respective book values and earnings, the Company's position in its industry and its future prospects, and general market conditions for the sale of the Company's securities. In the event a market should develop for the Common Stock after completion of the Offering, there can be no assurance that the market price will equal or exceed the Subscription Price.

No Established Market

         Presently there is no established market for the Common Stock. There can be no assurance that an established public market will develop for such securities upon completion of the Offering or whether substantial trading activity will occur in the future. While application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market and First Albany has indicated that it intends to make a market in the Common Stock following the Offering, there can be no assurance that the Common Stock will be listed on The Nasdaq SmallCap Market or any securities exchange or that any organized public market for the securities will develop or that there will be any private demand for the Common Stock. The liquidity of the Common Stock depends upon the presence in the marketplace of willing buyers and sellers, a fact over which neither the Company nor any market maker has control, and may be limited by other factors, including the beneficial ownership limitations imposed on the Common Stock. In addition, the Common Stock may not be accepted as collateral for loans, or if accepted, its value may be substantially discounted. As a result, investors should purchase the Common Stock as a long-term investment and should be prepared to bear the economic risk of their investment for an indefinite period. Investors who may need or wish to dispose of all or a part of their investment in the Common Stock may not be able to do so except by private, direct negotiations with third parties.

Government Regulation

         The Company and the Bank operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Maine Bureau of Banking. Changes in governmental economic and monetary policy not only can affect the ability of the Bank to attract deposits and make loans, but can also affect the demand for business and personal lending and for real estate mortgages. Government regulations affect virtually all areas of the operations of the Company and the Bank, including their range of permissible activities, products and services, the geographic locations in which such services can be offered, the amount of capital required to be maintained to support operations, the right to pay dividends and the amount which the Bank can pay to obtain deposits. See "Item 1. Business -- Regulation" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

Dilution to Current Stockholders

         Current stockholders of the Company will experience a dilution of their proportionate voting rights upon the issuance of the Shares pursuant to the Offering, even if such stockholder exercises his or her Stockholder Subscription Privilege in full. Additionally, all current stockholders will experience a dilution in the per share tangible book value of the shares of Common Stock currently held by them as a result of the likely sale of Shares of Common Stock at less than tangible book value per share in the Offering. The Subscription Price of $_____ will be less than book value at the time of purchase. At December 31, 1995, the Company's book value was $6.66 per share. On a pro forma basis, after giving effect to the Offering at such date, the Company's book value was $5.50 per share.


                                 USE OF PROCEEDS

         The net proceeds of the Offering to the Company are estimated to be approximately $_____ after deducting estimated commissions and other fees and expenses payable by the Company. The Company intends to use the proceeds from the Offering, together with the funds derived from the Bank Dividend and the Recapitalization Loan, to satisfy in full the obligations of the Company under the FDIC Note. At June 30, 1996, the outstanding principal and accrued interest under the FDIC Note will be approximately $9.7 million. See "The Recapitalization" and Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

         The following table sets forth the sources of funds in connection with the repayment of the FDIC Note and the amount due to the FDIC under the Note.

Sources of Funds (a):

         Net Proceeds from the Offering...................  $    3,023,000
         Bank Dividend....................................       3,400,000
         Net Proceeds from the Recapitalization Loan......       3,895,000
                                                            --------------
                                                            $   10,318,000
                                                            ==============

Uses of Funds:

         Principal Amount of FDIC Note (b)................  $    9,000,000
         Accrued Interest under FDIC Note.................         714,000
         Addition to Company Working Capital..............         604,000
                                                            --------------
                                                            $   10,318,000
                                                            ==============
- --------------------------
(a) The table assumes that the Offering and the other transactions pursuant to the Recapitalization will be consummated on June 30, 1996. The additional funds necessary to pay interest accrued under the FDIC Note between June 30, 1996 through and including the date on which the Recapitalization is actually consummated are expected to be derived from the Company's excess working capital. See "Pro Forma Financial Data" and "The Offering."

(b) The FDIC Note bears interest (i) at a rate per annum equal to 5% from January 31, 1995 through February 1, 1996 and (ii) at a rate per annum equal to 6.5% thereafter (compounded quarterly) to and including the earlier of (x) the date on which the FDIC receives payment of the unpaid principal amount and accrued interest in full or (y) the day prior to the "maturity date." The "maturity date" is January 31, 1997, subject to extension up until July 31, 1997 under certain limited circumstances.

                              THE RECAPITALIZATION

         On January 31, 1995, the Company, the Bank and the FDIC consummated the Amended and Restated Settlement Agreement, pursuant to which the Company issued to the FDIC the Note in the principal amount of $9.0 million in consideration of the waiver and release of the cross guaranty claim. See Note A of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

         In order to satisfy in full the obligations of the Company under the FDIC Note (which at June 30, 1996 will be approximately $9.7 million, including accrued interest), the Company intends to consummate the following transactions, each of which is conditioned upon the consummation of the others and all of which are expected to close simultaneously. See "Use of Proceeds."

The Offering

         As part of the Recapitalization, the Company intends to sell the 750,000 shares of Common Stock offered hereby at the Subscription Price equal to $_____ per share. The Offering consists of (i) a Rights Offering of up to _________ Shares to Record Date Holders in proportion to their respective ownership interest in the Common Stock, (ii) a Community Offering to members of the general public to whom a copy of this Prospectus is delivered, subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment, and (iii) the sale of Shares to Standby Purchasers who will severally agree to acquire from the Company, at the Subscription Price, (a) up to _______ Shares, if available after the exercise of the Stockholder Subscription Privilege and the Community Offering and (b) a minimum of ________ Shares pursuant to the Minimum Standby Purchase Commitment, which the Company will agree to sell and the Standby Purchasers will agree to purchase. The
Offering is conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization.

         The net proceeds to the Company from the Offering are estimated to be approximately $____ million after deducting estimated commissions and other fees and expenses payable by the Company.

Bank Dividend

         In connection with the Recapitalization, the Bank will pay a dividend in the amount of $3.4 million to the Company. Under the terms of the Memorandum of Understanding effective November 22, 1994, the payment of the Bank Dividend is subject to the approval of the FDIC and the Maine Bureau of Banking. The Company has received written confirmation from the Maine Bureau of Banking that it has approved, and from the FDIC that it will not object to, the payment of the Bank Dividend, subject to the following conditions: (i) the Bank must have a Tier 1 capital to total assets ratio of not less than 7.25% as of the last day of the month preceding consummation of the Recapitalization and assuming the Recapitalization had been consummated as of that date, and (ii) there have been no significant adverse changes, as determined by the Maine Bureau of Banking and the FDIC in their sole discretion, in the financial condition, management or future prospects of the Company or the Bank since December 31, 1995. In addition, the Company will be required to enter into an agreement with the Maine Bureau of Banking providing that the Company will not, without the prior approval of the Maine Bureau of Banking, pay cash dividends to its stockholders as long as the Company's debt-to-equity ratio is above 25%. As of the date of this Prospectus, the Company has no reason to believe that the foregoing conditions will not be satisfied in connection with the consummation of the Recapitalization.

         The Amended and Restated Settlement Agreement prohibits the payment of dividends by the Bank, except as necessary to pay the operating expenses of the Company as approved from time to time by the FDIC and the Maine Bureau of Banking. The Amended and Restated Settlement Agreement further provides that operating expenses of the Company shall not include any amounts for accrued interest on the FDIC Note. The FDIC has further advised the Company that it will waive the dividend restriction set forth in the Amended and Restated Settlement Agreement, provided that all regulatory approvals have been received and the full payment of the Company's obligations under the FDIC Note are made contemporaneously with the payment of the Bank Dividend.

Recapitalization Loan

         The Company intends to enter into the Recapitalization Loan Agreement pursuant to which the Company will borrow $4.0 million from the Lenders, and will pledge 100% of the outstanding common stock of the Bank in order to secure such loan. The Recapitalization Loan is expected to bear interest at the rate of 10.85% per annum payable quarterly, in arrears, commencing on the last day of each calendar quarter following the consummation of the Recapitalization. Beginning June 30, 1998, and semi-annually thereafter, principal payments in the amount of $200,000 each are due, with the entire remaining principal balance and accrued and unpaid interest thereon due at the maturity date of December 31, 2001. The Recapitalization Loan Agreement is not expected to provide for any forbearance with respect to the payment of principal or interest, and the Recapitalization Loan will be senior to all existing and future indebtedness of the Company. Under the terms of the Recapitalization Loan Agreement, the Company will incur a prepayment penalty during the first three years as follows: a five percent prepayment penalty during the first year of the Recapitalization Loan; a four percent prepayment penalty during the second year of the Recapitalization Loan; and a three percent prepayment penalty during the third year of the Recapitalization Loan.

         The Recapitalization Loan Agreement is expected to contain certain covenants restricting the amount of borrowings that may be incurred by the Company and the Bank, restricting the conditions under which cash dividends may be paid by the Company, requiring the maintenance of certain minimum capital ratios by the Company and the Bank and providing for the repayment of the Recapitalization Loan in connection with certain mergers, sales of assets or other similar extraordinary corporate transactions. The Recapitalization Loan Agreement also is expected to contain certain customary events of default, including non-payment when due, breach of covenants, breach of other material agreements or instruments, material undischarged judgments and bankruptcy or insolvency.

Repayment of FDIC Note and Release of Collateral

         The Company will pay the FDIC all outstanding principal and accrued interest under the FDIC Note, satisfying in full the Company's obligations thereunder and under the Amended and Restated Settlement Agreement, which by its terms will terminate effective upon such payment. Concurrently with such payment, the FDIC Note will be surrendered to the Company together with the certificates representing 100% of the outstanding common stock of the Bank which had secured the Company's obligations under the FDIC Note. The Company will pledge such shares of Bank common stock to the Lenders in order to secure the Company's obligations under the Recapitalization Loan.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         As of March 31, 1996, the Company had approximately 1,700 holders of record and 600,361 outstanding shares of Common Stock. The Common Stock is traded in the over-the-counter market in the "pink sheets," although there is no established public trading market for the Common Stock and the Company has no confirmed information as to the time, price and volume at which any trades may have been made.

         While application has been made for the listing of the Common Stock on The Nasdaq SmallCap Market under the symbol "___", there can be no assurance that the Common Stock will be listed on The Nasdaq SmallCap Market or any securities exchange or that any organized public market for the securities will develop or that there will be any private demand for the Common Stock. First Albany has advised the Company that it intends to make a market in the Common Stock following the Offering.

         It is not anticipated that the Company will distribute any dividends to stockholders in the foreseeable future. Earnings of the Bank, if any, are expected to be retained by the Bank to enhance its capital or to be distributed to the Company for the payment of its operating expenses. The Company is subject to certain restrictions on its ability to pay dividends, including those arising from the Recapitalization Loan. See "The Recapitalization -- Recapitalization Loan." The Company's principal source of cash is from dividends from the Bank, and certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company. The Memorandum of Understanding, effective November 22, 1994, provides that the Bank may not declare any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking. There are certain additional restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company. On November 30, 1994 and November 13, 1995, following the receipt of appropriate regulatory approvals, the Bank paid the Company cash dividends of $175,000 and $200,000, respectively, for certain current and anticipated operating expenses of the Company. See Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A.

                                 CAPITALIZATION

         The following table sets forth the historical consolidated capitalization of the Company as of December 31, 1995 and as adjusted to give effect to the Recapitalization. This table should be read in conjunction with "Selected Consolidated Financial Information and Other Data," "Selected
Quarterly Financial and Other Data," "Pro Forma Financial Data," "The Recapitalization," "Use of Proceeds" and the Company's consolidated financial statements and notes thereto, included elsewhere in this Prospectus.

                                                                                          December 31, 1995
                                                                                   ---------------------------------
                                                                                                As Adjusted for
                                                                                   Actual   the Recapitalization (a)
                                                                                   ------   ------------------------
                                                                                        (dollars in thousands)
Long-term Borrowings:
    FDIC Note...................................................................  $  9,000           $      --
    Advances from Federal Home Loan Bank........................................     6,000               6,000
    Recapitalization Note.......................................................       --                4,000
                                                                                  --------           ---------
      Total long-term borrowings................................................    15,000              10,000
                                                                                  --------           ---------

Stockholders' Equity:
    Preferred Stock, $1.00 par value, 1,000,000 shares authorized;
      none issued...............................................................
    Common  Stock,  $1.00 par value,  6,700,000  shares  authorized  and 600,361 shares issued and outstanding prior to the  Recapitalization and 1,350,361
      shares issued and outstanding after the Recapitalization (b)..............       600               1,350
    Additional paid-in capital (a)..............................................    29,375              31,648
    Retained earnings (deficit).................................................   (26,016)            (25,616)
    Unrealized gain on available for sale securities............................        38                  38
                                                                                  --------           ---------
           Total stockholders' equity...........................................     3,997               7,420
                                                                                  --------           ---------
           Total capitalization.................................................  $ 18,997           $  17,420
                                                                                  ========           =========

(a) Adjusted to reflect the deduction of $___ consisting of the estimated commissions and other fees and expenses payable by the Company.
(b) Does not include 467 shares of Common Stock reserved for issuance upon exercise of certain outstanding stock options pursuant to the various stock option plans of the Company. In connection with the Recapitalization, the Board of Directors of the Company intends to terminate such stock option plans. In addition, the Board of Directors intends to adopt the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Stock Option and Equity Incentive Plan"), subject to stockholder approval. A total of 65,000 shares of Common Stock will be reserved for issuance pursuant to the exercise of stock options to be granted or in connection with stock bonus awards to be made, under the Stock Option and Equity Incentive Plan.

                       DETERMINATION OF SUBSCRIPTION PRICE

         The Subscription Price was determined by the Company's Board of Directors, with the assistance of First Albany. In approving the Subscription Price, the Board of Directors considered various factors deemed relevant, including, without limitation, the terms of the Offering and the Recapitalization, the Company's consolidated book value and earnings in recent years, the stock prices of comparable bank holding companies and commercial banks relative to their respective book values and earnings, the Company's position in its industry and its future prospects, and general market conditions for the sale of the Company's securities. The Subscription Price was determined in the absence of a liquid trading market for the Common Stock. In the event a market should develop for the Common Stock after completion of the Offering, there can be no assurance that the market price will equal or exceed the Subscription Price.


                                  THE OFFERING

         The Company is offering 750,000 shares of its Common Stock. Pursuant to the Rights Offering, the Company is offering up to _______ shares of its Common Stock to holders of record of Common Stock at the close of business on ______________, 1996, pursuant to nontransferable rights to purchase shares of Common Stock at a Subscription Price of $____ per share. Each Record Date Holder will receive one Right for each ________ shares of Common Stock held of record on the Record Date, and each Right will entitle the holder thereof to subscribe for one share of Common Stock. The Company is concurrently offering Shares not subscribed for in the Rights Offering or sold to Standby Purchasers as described below to members of the general public to whom a copy of this Prospectus is delivered.

         The Company intends to enter into Standby Purchase Agreements pursuant to which, subject to certain conditions, Standby Purchasers will severally agree to acquire from the Company, at the Subscription Price, up to __________ Shares, if available after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company will agree to sell, and the Standby Purchasers will agree to purchase, a minimum of _______ Shares at the Subscription Price pursuant to the Minimum Standby Purchase Commitment. All subscriptions are irrevocable. Subscriptions received for Shares will be deposited in an escrow account maintained by the Subscription Agent and will not earn interest. The Company reserves the right to reject subscriptions received in the Offering in whole or in part at the sole discretion of the Board of Directors of the Company or at the request or direction of regulatory authorities.

         The Rights Offering and the Community Offering are made on a "best efforts" basis and are conditioned upon all of the Shares being sold and to the consummation of the other transactions pursuant to the Recapitalization. See "The Recapitalization." The Offering will expire at 5:00 p.m., Eastern time, on ________, 1996, subject to extension by the Company, in its sole discretion, from time to time through ________, 1996. After the Expiration Date, the Rights will no longer be exercisable. If the Offering has not been consummated within 30 days following the Expiration Date, the Offering will be terminated and all amounts submitted by Record Date Holders and Community Offering Participants will be returned without interest.

Rights Offering

         The Company is issuing Rights to each Record Date Holder as of the close of business on the Record Date at no charge to such Record Date Holders. The Company will issue one Right for each _______ shares of Common Stock held of record on the Record Date. No fractional Rights will be issued. Instead, the aggregate number of Rights issued by the Company to a stockholder will be rounded up to the next whole number. Each Right will entitle the holder thereof to subscribe for one share of Common Stock. Each Record Date Holder is entitled to subscribe for all, or any portion of, the Shares which may be acquired through the exercise of his or her Rights.

Community Offering

         Concurrent with the Rights Offering, the Company is offering shares of Common Stock to members of the general public to whom a copy of this Prospectus is delivered, subject to the prior rights of Record Date Holders in the Rights Offering and the prior rights of Standby Purchasers with respect to the Minimum Standby Purchase Commitment. If the Shares not subscribed for in the Rights Offering and purchased by Standby Purchasers are not sufficient to satisfy all orders received from Community Offering Participants, the Company reserves the right to allocate such Shares among the Community Offering Participants. Orders will be deemed received only upon receipt of both a properly completed Community Order Form and full payment for the Shares subscribed for as described under "Subscription Procedure" below. Any excess funds paid by persons as the Subscription Price for Shares not issued will be returned without interest or deduction as soon as practicable following the Expiration Date. There can be no assurance that any Shares will be available to persons desiring to participate in the Community Offering. To subscribe for Shares in the Community Offering, the Community Order Form must be completed, and payment in full of the Subscription Price for all Shares subscribed for must accompany the Community Order Form.

Expiration Date

         The Offering will expire at 5:00 p.m., Eastern time, on ________, 1996, subject to extension from time to time at the sole discretion of the Company. After the Expiration Date, the Rights will no longer be exercisable. The Company will not be obligated to honor any purported exercise of Rights or Community Order Forms received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to that exercise were sent. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Eastern time on the next business day after the previously scheduled Expiration Date. The Offering will not be extended to a time later than 5:00 p.m., Eastern time, on ________, 1996.

Subscription Price

         The Subscription Price is $_____ per share.

Subscription Procedure

         Record Date Holders may exercise their Rights by delivering to the Subscription Agent at the addresses specified below, at or prior to the Expiration Date, properly completed and executed Subscription Order Forms evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Share subscribed for pursuant to the Stockholder Subscription Privilege. Community Offering Participants may subscribe for Shares by delivering to the Subscription Agent, at the addresses specified below, at or prior to the Expiration Date, properly completed and executed Community Order Forms, together with payment in full of the Subscription Price for each Share subscribed for in the Community Offering.

         Payment may be made to the Subscription Agent only by (i) check or cashier's check drawn upon a U.S. bank, or postal, telegraphic or express money order, in each case, payable to Chemical Mellon Shareholder Services, as Subscription Agent, or (ii) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions at
____________,  ABA  number  ________,  account  number  ______________,   Attn.:
_______________. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order or
(iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, Record Date Holders and Community Offering Participants who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time and are urged to consider, in the alternative, payment by means of certified or cashier's check, money order or wire transfer of funds. All funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or agency thereof or money market mutual funds investing in the foregoing instruments. The account in which such funds will be held may not be insured by the FDIC. Any interest earned on such funds will be retained by the Company and will not be returned to the Record Date Holder or the Community Offering Participant, or otherwise applied to their purchase of Shares.

         The Subscription Order Forms and Community Order Forms, together with the payment of the Subscription Price, must be delivered to the Subscription Agent as follows:

            If by regular mail:       c/o Chemical Mellon Shareholder Services
                                      Post Office Box 845
                                      Midtown Station
                                      New York, New York  10018

            If by overnight
            courier:                  c/o Chemical Mellon Shareholder Services
                                      85 Challenger Road
                                      Overpeck Centre
                                      Ridgefield Park, New Jersey  07660

            If by hand:               c/o Chemical Mellon Shareholder Services
                                      120 Broadway, 13th Floor
                                      New York, New York

         The Subscription Agent's toll free telephone number is (800) 777-3674.

         The Company will pay the fees and expenses of the Subscription Agent and has also agreed to indemnify the Subscription Agent from certain liabilities which it may incur in connection with the Offering.

         If a Record Date Holder wishes to exercise Rights or a Community Offering Participant wishes to subscribe for Shares, but time will not permit such Record Date Holder or Community Offering Participant to cause the Subscription Order Form or Community Order Form to reach the Subscription Agent prior to the Expiration Date, such Rights may nevertheless be exercised and such Shares may nevertheless be subscribed for if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

         (i) the Record Date Holder or Community Offering Participant has caused payment in full in good funds of the Subscription Price for each Share being subscribed for to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Date;

         (ii) the Subscription Agent receives, at or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Subscription Order Form or Community Order Form (the "Instructions") distributed with the Subscription Order Form or Community Order Form, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, stating the name of the exercising Record Date Holder or the name of the subscribing Community Offering Participant, the number of Shares being subscribed for by the Record Date Holder or

Community Offering Participant, and guaranteeing the delivery to the Subscription Agent of the Subscription Order Form or Community Order Form within five (5) business days of the Subscription Agent's receipt of such Notice of Guaranteed Delivery; and

         (iii) the Subscription Agent receives the properly completed Subscription Order Form or Community Order Form with any signatures guaranteed as required, within five (5) business days of the Subscription Agent's receipt of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Order Forms or Community Order Forms at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopier no. (___) ___________). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from Dennis D. Byrd, Treasurer of the Company, or from John H. Howland, Vice President of First Albany.

         If an exercising Record Date Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Record Date Holder indicates are being exercised, then the Record Date Holder will be deemed to have exercised the Stockholder Subscription Privilege with respect to the maximum number of Rights exercisable by the Record Date Holder that may be exercised for the aggregate payment delivered by the Record Date Holder (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering). Any amount remaining after application of the foregoing procedures shall be returned to the Record Date Holder promptly by mail without interest or deduction.

         If the aggregate Subscription Price paid by a Community Offering Participant is insufficient to purchase the number of Shares that the participant indicates are being subscribed for, or if such Community Offering
Participant does not specify the number of Shares subscribed for, then the Community Offering Participant will be deemed to have subscribed for the number of Shares which may be purchased by the full amount of the payment tendered (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering). If the aggregate Subscription Price paid by a Community Offering Participant exceeds the amount necessary to purchase the number of Shares for which the Community Offering Participant has subscribed, then the Community Offering Participant will be deemed to have subscribed for the number of Shares which may be purchased by the full amount of the payment tendered (subject to reduction to comply with certain limitations on the purchase of the Company's Common Stock or the conditions of the Offering).

         Unless a Subscription Order Form (i) provides that the Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the holder of such Rights or (ii) is submitted for the account of an Eligible Institution (as defined below), signatures on each Subscription Order Form must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association participating in a medallion guarantor program. An "Eligible Institution" for this purpose is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust corporation having an office or correspondent in the United States.

         Record Date Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the Record Date Holder of that beneficial owner's Rights should complete appropriate Subscription Order Forms and submit them to the Subscription Agent with the proper payment. In addition, the beneficial owners of Rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate Subscription Order Form, he or she should contact the nominee as soon as possible and request that a separate Subscription Order Form be issued. A nominee may request any Subscription Order Form held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than 5:00 p.m., Eastern time, on _________, 1996.

         The instructions accompanying the Subscription Order Forms and Community Order Forms should be read carefully and followed in detail. SUBSCRIPTION ORDER FORMS AND COMMUNITY ORDER FORMS SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION ORDER FORMS OR COMMUNITY ORDER FORMS TO THE COMPANY.

         THE METHOD OF DELIVERY OF SUBSCRIPTION ORDER FORMS AND COMMUNITY ORDER FORMS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS. IF SUBSCRIPTION ORDER FORMS AND COMMUNITY ORDER FORMS AND PAYMENTS ARE SENT BY MAIL, RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS ARE URGED TO SEND SUCH MATERIALS BY CERTIFIED MAIL AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS ARE URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights and submission of Community Order Forms will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right and submission of any Community Order Form. Subscription Order Forms and Community Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Order Forms or Community Order Forms or incur any liability for failure to give such notification. The Company reserves the right to reject subscriptions received in the Offering in whole or in part at the sole discretion of the Board of Directors of the Company or at the request or direction of regulatory authorities. See "-- Limitations on Purchase of Stock."

         Certificates or order confirmations representing Shares purchased will be delivered to Record Date Holders, Community Offering Participants and Standby Purchasers as soon as practicable after the Expiration Date and after all prorations and reductions contemplated by the terms of the Offering have been effected. If the Offering has not been consummated within 30 days following the Expiration Date, the Offering will be terminated and all amounts submitted by Record Date Holders and Community Offering Participants will be returned without interest.

         Any questions or requests for assistance concerning the method of exercising Rights, submission of Subscription Order Forms or Community Order Forms or requests for additional copies of this Prospectus should be directed to Dennis D. Byrd, Treasurer of the Company, at (207) 774-5000 or to John H. Howland, Vice President of First Albany, at (617) 228-3076.

No Revocation

         SUBSCRIPTIONS FOR SHARES WHICH ARE RECEIVED BY THE SUBSCRIPTION AGENT FROM RECORD DATE HOLDERS AND COMMUNITY OFFERING PARTICIPANTS MAY NOT BE REVOKED.

Limitations on Purchase of Stock

         The Company has substantial net operating loss carryforwards for federal tax purposes. In order to reduce the likelihood that there will be a reduction in the amount of such carryforwards by reason of an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, the Company's Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's Restated Certificate of Incorporation which provides that unless otherwise approved by the Company's Board of Directors, no person shall become or make an offer to become the beneficial owner of five percent or more of the Company's voting stock for three years from the effective date of the amendment. Such amendment further provides that holders of five percent or more of the Company's outstanding voting stock on the date the amendment is effective will not be deemed in violation of the provision; provided, however, that if after the effective date, any such five percent or more holder shall become or make an offer to become the beneficial owner of any additional shares of voting stock, such person will be deemed to be in violation of the amendment. In connection with the approval of the amendment, the Board of Directors of the Company has approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the effective date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. If the amendment is approved by the requisite vote of the Company's stockholders at its annual meeting of stockholders currently scheduled for June 4, 1996, it will be effective prior to the consummation of the Offering and will apply to purchases of Shares in the Offering. In this connection, the Company does not anticipate accepting any purchases of five percent or more of the Common Stock in the Offering, but reserves the right to do so. The Company's Restated Certificate of Incorporation includes certain other restrictions and limitations with respect to the acquisition of the Company's securities.
See "Description of Capital Stock."

No Board or Placement Agent Recommendation

         Neither the Company's Board of Directors nor the Placement Agent is making any recommendation to Record Date Holders or to prospective Community Offering Participants or Standby Purchasers regarding whether such persons should purchase the Shares. An investment in the Common Stock must be made pursuant to each investor's evaluation of his or her best interests.

Federal Income Tax Considerations

         For federal income tax purposes, the receipt and exercise of the Stockholder Subscription Privilege should be treated as a non-taxable distribution to Record Date Holders with respect to the Common Stock. A Record Date Holder will have a zero basis in the Stockholder Subscription Privilege, unless (i) either the Record Date Holder elects under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of his basis in his existing Common Stock to the Stockholder Subscription Privilege (based on the relative fair market value) or the fair market value of the Stockholder Subscription Privilege at the time of distribution equals or exceeds 15% of the fair market value of the Common Stock at that time, in which case the allocation of basis (based upon relative fair market values) is required, and (ii) the Record Date Holder exercises such Stockholder Subscription Privilege.

         Upon exercise of the Stockholder Subscription Privilege, a Record Date Holder will not recognize gain or loss. The basis of each share of Common Stock acquired upon exercising a Stockholder Subscription Privilege will equal the sum of the Subscription Price and the basis, if any, in the Stockholder Subscription Privilege exercised. The holding period for such Common Stock will begin the date the Stockholder Subscription Privilege is exercised. No loss will be recognized by a Record Date Holder who elects not to exercise a Stockholder Subscription Privilege and allows it to lapse.

         Record Date Holders who do not exercise their Stockholder Subscription Privilege by the Expiration Date will not recognize any gain or loss, and no adjustment will be made to the basis of their Common Stock.

         Community Offering Participants who purchase Common Stock in the Community Offering or Standby Purchasers will have a per share basis in such Shares equal to the Subscription Price.

         BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, RECORD DATE HOLDERS, COMMUNITY OFFERING PARTICIPANTS AND STANDBY PURCHASERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THESE AND OTHER FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION AND EXERCISE OF THE STOCKHOLDER SUBSCRIPTION PRIVILEGE AND THE PURCHASE OF COMMON STOCK.


                           STANDBY PURCHASE AGREEMENTS

         Prior to the commencement of the Rights Offering, the Company intends to enter into Standby Purchase Agreements pursuant to which, subject to certain conditions, certain institutional investors and other individuals will severally agree to acquire from the Company, at the Subscription Price, up to a maximum of _______ Shares, if available after the Rights Offering and the Community Offering. Pursuant to such agreements, the Company will agree to sell, and the Standby Purchasers will agree to purchase, a minimum of _____ Shares at the Subscription Price pursuant to the Minimum Standby Purchase Commitment.

         Each Standby Purchase Agreement will be subject to a maximum and a minimum standby purchase commitment with respect to each Standby Purchaser. In the event that the number of Shares remaining after the exercise of the Stockholder Subscription Privilege and the Community Offering is less than the Standby Purchasers' aggregate maximum standby purchase commitments, such Shares will first be allocated among the Standby Purchasers in satisfaction of the Minimum Standby Purchase Commitment and any remaining Shares will be allocated pro rata among the Standby Purchasers according to their respective maximum standby purchase commitments. The rights and obligations of the Company and the Standby Purchasers pursuant to the Standby Purchase Agreements will be subject to certain customary conditions.

         The Company and First Albany have entered into an agreement pursuant to which First Albany has been engaged to act as the Company's financial advisor and as the Company's Placement Agent in connection with the Offering. Pursuant to such agreement, First Albany will act as financial advisor to the Company in connection with negotiating and finalizing the Standby Purchase Agreements. The Company has agreed to pay First Albany a fee equal to 5.0% of the aggregate gross proceeds raised in the Offering, including the gross proceeds from the sale of Shares pursuant to the Standby Purchase Agreements, less 50% of certain retainer fees previously paid to First Albany pursuant to the agreement. See "Plan of Distribution."

         The following table sets forth certain information relating to the Standby Purchasers.

                               STANDBY PURCHASERS


                                                     Minimum Standby
                       Maximum Commitment          Purchase Commitment
                       ------------------          -------------------
Standby Purchaser   No. of Shares    Amount      No. of Shares     Amount
- -----------------   -------------    ------      -------------     ------


                                    $                              $



                    ------------    -------      ----------        ------

Total. . . . . .                    $                              $
                    ============    =======      ==========        ======



                              PLAN OF DISTRIBUTION

         The Company has engaged First Albany to act as the Company's financial advisor and as its Placement Agent in connection with the Offering pursuant to an agreement executed between the Company and First Albany. In its capacity as the Placement Agent, First Albany also will act as financial advisor to the Company in connection with identifying Standby Purchasers and negotiating and finalizing the Standby Purchase Agreements. First Albany was engaged because of its general experience in the financial services industry and because of its experience in rights offerings by financial institutions. It is anticipated that Shares offered in the Community Offering may be offered through broker-dealers engaged by the Company pursuant to certain broker assistance agreements to be entered into with the Company. The Rights Offering and the Community Offering are made on a "best efforts" basis and neither First Albany nor any broker-dealers engaged by the Company will be obligated to purchase any Shares.

         The Company has agreed to pay First Albany a fee equal to 5.0% of the aggregate gross proceeds raised in the Offering, including the gross proceeds from the sale of Shares pursuant to the Standby Purchase Agreements, less 50% of certain retainer fees previously paid to First Albany as described below. To the extent that Shares are sold in the Community Offering by broker-dealers engaged by the Company, such broker-dealers will receive commissions equal to 3.0% of the aggregate dollar amount of such sales, and First Albany's compensation will be reduced so that the total compensation paid for such Shares will equal 6.5% of the gross proceeds from the sale of such Shares. The Company also has agreed to reimburse the Placement Agent for certain legal and other expenses not to exceed $40,000 and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act.

         Other than the Placement Agent and any broker-dealers engaged by the Company who assist in the sale of Shares in the Community Offering, the Company has not employed any brokers, dealers or underwriters to solicit the exercise of Rights in the Rights Offering or the sale of Shares to Standby Purchasers or in the Community Offering and, except as described herein, no other commissions, fees or discounts will be paid in connection with the Offering. Certain employees of the Company may solicit responses from Record Date Holders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.

         First Albany is acting as financial advisor to the Company pursuant to an engagement letter dated October 12, 1995, as amended March 6, 1996 and April ___, 1996. The agreement provides that the Company will pay First Albany an initial retainer fee of $25,000 payable within 30 days of the execution of the letter agreement and additional retainer fees of $25,000 payable on December 15, 1995, March 15, 1996 and June 14, 1996 (collectively, the "Retainer Fees"). The fees to be paid to

First Albany in connection with the sale of Shares and the consummation of the Offering as described above are reduced by an amount equal to 50% of the aggregate of the Retainer Fees previously paid by the Company to First Albany. In addition, in connection with the consummation of the Recapitalization and in addition to the fees to be paid in connection with the Offering, the Company will pay First Albany a placement fee equal to 1.0% of the gross proceeds of the Recapitalization Loan and a financial advisory fee of $20,000 in connection with the consummation of the Kezar Falls Branch Sale at the time the Recapitalization is consummated. First Albany has also been engaged by the Company to render an opinion as to the fairness of the Recapitalization, from a financial point of view, to the Company's stockholders, for which the Company has agreed to pay First Albany a fee of $25,000.

         Funds received for the purpose of participating in the Offering will be deposited upon receipt by the Subscription Agent and held in a segregated account with the Subscription Agent pending final determination of the issuance of the Shares. The Company will pay the fees and expenses of the Subscription Agent, and also has agreed to indemnify the Subscription Agent from certain liabilities in connection with the Offering.

         This Offering is not effective within, or available to the residents of any jurisdiction in which the offer or solicitation of an offer to buy the Shares would violate the securities laws of such jurisdiction.
Subscriptions from residents of any such jurisdiction will not be accepted.

         The directors and officers of the Company have advised the Company that they intend to purchase an aggregate of ________ Shares for an aggregate purchase price of $______, pursuant to the Rights Offering and the Community Offering.


                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws and by the provisions of applicable law.

Authorized and Outstanding Capital Stock

         The Company's authorized capital stock consists of 6,700,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Serial Preferred Stock, par value $1.00 per share. As of March 31, 1996, 600,361 shares of Common Stock were issued and outstanding, held by 1,700 stockholders of record, and as of March 31, 1996, there were outstanding options to purchase 467 additional shares of Common Stock pursuant to the various stock option plans of the Company. No shares of Serial Preferred Stock have been issued by the Company. In connection with the Recapitalization, the Board of Directors of the Company intends to terminate such stock option plans. In addition, the Board of Directors intends to adopt the Stock Option and Equity Incentive Plan, subject to stockholder approval. A total of 65,000 shares of Common Stock will be reserved for issuance pursuant to the exercise of stock options to be granted, or in connection with stock bonus awards to be made, under the Stock Option and Equity Incentive Plan.

Common Stock

         Each holder of Common Stock is entitled to one vote per share with respect to all matters that are to be voted on by stockholders generally, including the election of directors. One-third of the shares entitled to vote, present in person or by proxy, constitutes a quorum at a meeting of stockholders, and if a quorum exists, action on a matter is taken if the votes cast favoring the action exceed the votes cast opposing the action, except with respect to (i) certain actions that, under Delaware law, must be approved by the affirmative vote of a majority or more of outstanding shares entitled to vote (including, but not limited to, amendment of the Company's Restated Certificate of Incorporation, merger and disposition of substantially all property and assets) and (ii) certain amendments to the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws as set forth therein and described below under "-- Certain Charter and Statutory Provisions." Holders of Common Stock are entitled to receive such cash dividends on an equal per share basis as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The Company has not paid dividends since 1990, and the Company is subject to certain restrictions on its ability to pay dividends in the future, including those arising from the Recapitalization Loan. See "The Recapitalization" and "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters" and Note J of "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 attached to this Prospectus as Appendix A. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and all liquidation preferences, if any, granted to holders of Serial Preferred Stock. No holder of Common Stock has any preemptive right to subscribe for any of the Company's securities, nor does any holder of Common Stock have conversion rights. The rights, privileges, preferences and priorities of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Serial Preferred Stock that the Company may designate and issue in the future.

Serial Preferred Stock

         The Company's Restated Certificate of Incorporation authorizes the Board of Directors, from time to time and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of Serial Preferred Stock, in one or more series, and to fix the relative rights and preferences of the shares, including, without limitation, voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not provided for the issuance of any series of Serial Preferred Stock, and there are no agreements or understandings for the issuance of any Serial Preferred Stock. Because of its broad discretion with respect to the creation and issuance of Serial Preferred
Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Serial Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

Certain Charter and Statutory Provisions

         Classified Board; Amendment of Charter and Bylaws. The Company's Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes of directors, serving staggered three-year terms. The Company's Amended and Restated Bylaws permit stockholders to make nominations for directors but only if such nominations are made pursuant to timely notice in writing to the Company. To be timely, notice of stockholder nominations for directors must be delivered in writing to the Secretary of the Company not less than 30 days nor more than 90 days prior to the meeting of stockholders at which such directors are to be elected, together with certain additional information as specified in the Amended and Restated Bylaws. The Restated Certificate of Incorporation further provides that the approval of at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose and the approval of the holders of at least two-thirds of the shares entitled to vote thereon at a duly called annual or special meeting of stockholders are necessary for the amendment of certain sections of the Restated Certificate of Incorporation relating to election and classification of the Board of Directors; limitation of certain liabilities of directors; adoption, alteration, amendment or repeal of the Amended and Restated Bylaws; limitation on calling of special meetings of stockholders; approval of acquisitions of control and offers to acquire control; criteria for evaluation of certain offers by the Board of Directors; anti-greenmail; and stockholders' action by unanimous written consent. In addition, the approval of the holders of at least 80% of the shares entitled to vote thereon at a duly called annual or special meeting of stockholders is necessary for the amendment of certain sections of the Restated Certificate of Incorporation relating to the vote requirements for approval of certain business combinations and to the vote requirements for amendment of the Restated Certificate of Incorporation. The Amended and Restated Bylaws provide that the approval of at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose and the approval of the holders of at least two-thirds of the shares entitled to vote thereon at a duly constituted meeting of stockholders called for such purpose are necessary for the amendment of the Amended and Restated Bylaws. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

         Business Combination Provisions. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to the date the stockholder became an interested stockholder the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of two exceptions to the prohibitions are satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

         In addition, the Restated Certificate of Incorporation provides that a "business combination" with an "interested shareholder" must be approved by the affirmative vote of at least 80% of the outstanding voting stock unless either
(a) the business combination is approved by a majority of the "continuing directors" or (b) certain price and procedure requirements are satisfied. Except for business combinations requiring such higher stockholder vote, any merger or consolidation involving the Company must, as a condition to its effectiveness, be approved by the affirmative vote of at least two-thirds of the issued and outstanding shares of each class of capital stock of the Company. A "business combination" includes a merger, asset sale or acquisition, reclassification of securities, recapitalization or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who (other than the Company or any subsidiary of the Company), (i) together with affiliates and associates, directly or indirectly beneficially owns 10% or more of the Company's outstanding voting stock, or (ii) is an affiliate of the Company and, together with affiliates and associates, within two years prior directly or indirectly beneficially owned 10% or more of the Company's outstanding voting stock. A "continuing director" is a member of the Board of Directors of the Company who is unaffiliated with the interested shareholder and was a member of the Board of Directors prior to the time that the interested shareholder (including any affiliate or associate thereof) became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is recommended to succeed a continuing director by a majority of continuing directors then on the Board of Directors.

         The Restated Certificate of Incorporation requires the Board of Directors, when evaluating a tender offer, merger or acquisition proposal, in connection with the exercise of its judgment in determining the best interests of the Company and its stockholders, to take into account all relevant factors, including, without limitation, the economic effects of acceptance of such offer on (i) depositors, borrowers and employees of the insured bank or institution subsidiary or subsidiaries of the Company, and on the communities in which such subsidiary or subsidiaries operate or are located, and (ii) the ability of such subsidiary or subsidiaries to fulfill the objectives of an insured institution under applicable federal and state statutes and regulations.

         Approval for Certain Stock Acquisitions and Offers to Acquire Stock and Acquisitions of Control and Offers to Acquire Control Provisions. The Company has substantial net operating loss carryforwards for federal tax purposes. In order to reduce the likelihood that there will be a reduction in the amount of such carryforwards by reason of an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, the Company's Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's Restated Certificate of Incorporation. The amendment provides that unless otherwise approved by the Company's Board of Directors, no person shall become or make an offer to become the beneficial owner of five percent or more of the Company's voting stock (a "prohibited 5% owner") for three years from the effective date of the amendment. A person who is the beneficial owner of five percent or more of the Company's outstanding voting stock on the effective date of the amendment (an "existing 5% owner") will not be deemed in violation of the provision; provided, however, that if after the effective date, any existing 5% owner shall become or make an offer to become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if, following the acquisition of such additional shares, such existing 5% owner is or will be the beneficial owner of five percent or more of the Company's voting stock. Such amendment further provides that no person will become a prohibited 5% owner as a result of an acquisition of shares of voting stock by the Company which, by reducing the number of shares of the Company's voting stock outstanding, increases the proportionate number of shares of voting stock beneficially owned by such person to five percent or more of the shares of the Company's voting stock then outstanding; provided, however, that if a person becomes a beneficial owner of five percent or more of the Company's voting stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if such person is then the beneficial owner of five percent or more of the voting stock then outstanding.

         In the event that any person becomes a prohibited 5% owner in violation of the amendment, such number of the shares of voting stock of which such person is the beneficial owner, in excess of the number of shares of voting stock of which such person might be the beneficial owner without becoming a prohibited 5% owner, will be considered from and after the date such person becomes a prohibited 5% owner to be "excess shares" for purposes of the amendment. Such excess shares will thereafter no longer (i) be entitled to vote on any matter,
(ii) be entitled to take other stockholder action, (iii) be entitled to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, or (iv) be transferable, except with the approval of the Company's Board of Directors or by an independent trustee appointed by the Company's Board of Directors for the purpose of having such excess shares sold on the open market or otherwise. The proceeds from the sale by the trustee of such excess shares shall be paid (i) first, to the trustee in an amount equal to the trustee's reasonable fees and expenses, (ii) second, to the beneficial owner of such excess shares in an amount up to such owner's federal income tax basis in such excess shares, and (iii) third, to the Company as to any remaining balance.

         Finally, the amendment provides that if the Company's Board of Directors determines in good faith that a person who would otherwise be a prohibited 5% owner has inadvertently become a prohibited 5% owner and such person ceases to be the beneficial owner and disposes of a sufficient number of shares of the Company's voting stock within the time fixed by the Company's Board of Directors incident to the foregoing determination, so that such person would no longer be a prohibited 5% owner, pending and upon such disposition of shares of voting stock, such person will not be deemed a prohibited 5% owner for purposes of the amendment unless and until such person subsequently becomes a prohibited 5% owner.

         If the amendment is approved by the requisite vote of the Company's stockholders at its annual meeting of stockholders currently scheduled for June 4, 1996, it will be effective prior to the consummation of the Offering and will apply to purchases of Shares in the Offering. In connection with the approval of the amendment, the Board of Directors of the Company has approved the acquisition of Shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the effective date up to such number of Shares as would cause such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. The Company does not anticipate accepting any purchases of five percent or more of the Common Stock in the Offering, but reserves the right to do so.

         The Restated Certificate of Incorporation of the Company provides that if the Common Stock is then traded on a national securities exchange or quoted on the NASD Automated Quotation System, no person shall make any offer to acquire "control" of the Company unless such person has received the prior approval to make such offer either (a) by obtaining approval of the Board of Directors of the Company or (b) by obtaining all required federal and state regulatory approvals and furnishing the Board of Directors of the Company a complete copy of all notices and other documents filed by such person pursuant to applicable federal and state law and regulations. "Control" means the sole or shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 10% or more of the voting stock of the Company.

         The Restated Certificate of Incorporation also provides that no person shall acquire control of the Company at any time unless such acquisition of control has been approved (a) either (i) by the affirmative vote of at least two-thirds of the outstanding voting stock at a duly constituted meeting of stockholders called for such purpose or (ii) by at least two-thirds of the entire Board of Directors at a duly constituted meeting called for such purpose and (b) by all regulatory authorities required under applicable federal and state statutes and in the manner provided by all applicable regulations adopted thereunder.

         Anti-Greenmail Provisions. The Restated Certificate of Incorporation prohibits the Company from purchasing any shares of the Company's voting stock from any person that beneficially owns, directly or indirectly, five percent or more of the Company's voting stock at a price exceeding the average closing price or the mean of the bid and ask prices of a share of voting stock for the 20 trading days immediately preceding the date of execution of a definitive agreement to purchase the voting stock, unless a majority of the Company's disinterested stockholders approve the transaction. This restriction on purchases by the Company does not apply to any offer to purchase shares of a class of the Company's voting stock which is made on the same terms and conditions to all holders of that class of voting stock or to any purchase of stock owned by such a five-percent stockholder occurring more than two years after such stockholder's last acquisition of the Company's stock.

Listing

         The Company has applied to have the Common Stock approved for quotation on The Nasdaq SmallCap Market under the trading symbol "______".

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, Ridgefield Park, New Jersey.


                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  information   requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995, attached as Appendix A to this Prospectus, is incorporated by reference in this Prospectus.

         All documents subsequently filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act and prior to the termination of the Offering of the Shares of Common Stock offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in the documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the foregoing documents incorporated herein by reference in this Prospectus (and other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for copies should be directed to the attention of Dennis D. Byrd, First Coastal Corporation, 36 Thomas Drive, Westbrook, Maine 04092; telephone (207) 774-5000.


                                  LEGAL MATTERS

         Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Morris, James, Hitchens & Williams, special Delaware counsel for the Company.


                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1995 and 1994, and the consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1995 and financial statement schedule included herein and elsewhere in the Registration Statement have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                         STATEMENT AS TO INDEMNIFICATION

         Delaware law and the Company's Amended and Restated Bylaws authorize the Company to indemnify directors, officers and certain individuals associated with the Company. In general, Article IX of the Company's Amended and Restated Bylaws authorizes the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, and any appeal therein, if such person acted in good faith or in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, and any appeal therein, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

         In general, Article IX of the Company's Amended and Restated Bylaws also authorizes the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company or against amounts paid in settlement unless and only to the extent that there is a determination that despite the adjudication of liability or the settlement, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                                                      Appendix A
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

(MARK ONE)
            (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1995
                                       OR
           ( )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from _____________ to __________

                         Commission file number 0-14087

                            FIRST COASTAL CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                         06-1177661
 (State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                         Identification No.)

 36 Thomas Drive, Westbrook, Maine                            04092
 (Address of principal executive offices)                  (Zip Code)

       Registrant's telephone number, including area code: (207) 774-5000

   Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act: Common stock, $1.00 par value per share

                                                          (Title of class)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         On and effective as of September 11, 1991, First Coastal Corporation was advised by the National Association of Securities Dealers that its Common Stock had been removed from the NASDAQ National Market System due to an insufficient number of active market makers in the stock. The Common Stock is traded in the over-the-counter market in the "pink sheets," although such trades are limited and sporadic and there is no established public trading market for the Common Stock. The aggregate market value of the Common Stock held by non-affiliates based on the book value per share of Common Stock of $6.66 at December 31, 1995 was $3,989,779.

        APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS
                        DURING THE PRECEDING FIVE YEARS:

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ____ No ____

         As of the close of business on March 29, 1996, 600,361 shares of the registrant's Common Stock, par value $1.00 per share, were outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

                                     PART I

ITEM 1.  BUSINESS.

GENERAL

First Coastal Corporation

First Coastal Corporation, a Delaware corporation ("First Coastal" or the "Company") is a bank holding company whose sole operating subsidiary is Coastal Savings Bank ("Coastal" or the "Bank"). The Company was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation ("Bancorp"), which was the bank holding company of Coastal, a Maine-chartered, stock savings bank, on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's sole operating subsidiary. On July 26, 1994, Bancorp was dissolved with the effect that the Bank became a direct wholly-owned subsidiary of the Company. See "Certain Regulatory Matters -- Receivership of Suffield Bank" and "-- Settlement of Cross Guaranty Claim."

Coastal Savings Bank

The Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion from mutual form to a Maine stock savings bank.

The Bank had total assets of approximately $145 million at December 31, 1995. The region served by the Bank includes the communities of Brunswick, Freeport, Kennebunk, Kezar Falls, Saco, Topsham and Westbrook. The Bank operated eight banking offices as of December 31, 1995.

The principal business of the Bank consists of attracting deposits from the general public and originating residential real estate, construction, consumer, commercial and commercial real estate loans and investment securities. Deposits at the Bank are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC").

The principal executive offices of the Company and the Bank are located at 36 Thomas Drive, Westbrook, Maine 04092; telephone (207)774-5000.

CERTAIN REGULATORY MATTERS

Receivership of Suffield Bank

On September 6, 1991, the Company announced that Suffield Bank was placed into receivership by the Connecticut Banking Department and the FDIC was appointed as the receiver. Financial data reported for 1991 gives effect to the closure of Suffield Bank as if it had occurred at the beginning of 1991. Since the receivership of Suffield Bank, management's efforts have been primarily focused on resolving the cross guaranty claim as described below and improving operations of the Company's subsidiary, Coastal.

Settlement of Cross Guaranty Claim

On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. In 1994 the Company incurred an extraordinary charge to earnings resulting from the issuance of the Note. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances.

The Company announced on January 31, 1996 that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

Memorandum of Understanding

Effective as of January 23, 1992, Coastal consented to an Order to Cease and Desist (the "Order to Cease and Desist" or the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking (the "Maine Bureau of Banking"). The Order required Coastal to cease and desist from engaging in certain activities and practices detrimental to the Bank and also required, among other things, the maintenance by the Bank of specified capital ratios. Effective December 8, 1994, the Order was terminated.

The Order was replaced with a Memorandum of Understanding ("Memorandum") among the Bank, the FDIC and the Maine Bureau of Banking effective as of November 22, 1994. The Memorandum provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have a Tier 1 capital to total assets ratio at or in excess of 6.0%, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking, and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum. In addition, the Board of Directors is required to develop a written plan of action to reduce the Bank's risk position with respect to each borrower who had outstanding principal debt owing to the Bank in excess of $500,000 and for the formulation of a strategic plan and policies covering investments, funds management and various lending policies. At December 31, 1995, the Bank had a Tier 1 capital to total assets ratio of 9.19%.

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies covering capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") regarding the payment of cash dividends by bank holding companies. Management addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

Regulatory Capital Requirements

Under applicable federal regulations, the Company and Coastal are each required to maintain minimum levels of regulatory capital. The Federal Reserve has adopted a leverage-based capital requirement for bank holding companies with a composite rating of 1 under the bank holding company rating system of a minimum level of tier 1 capital to total assets of 3.0%. All other bank holding companies or bank subsidiaries of bank holding companies are required to maintain a minimum ratio of tier 1 capital to total assets of 4.0% to 5.0%. Under the Federal Reserve's risk- based capital guidelines, bank holding companies or banks also are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or

(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, qualifying total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in compliance with such guidelines.

The FDIC has also adopted minimum capital requirements as regulations for state non-member banks such as the Bank. Under the minimum leverage capital requirement, insured state non-member banks must maintain a Tier 1 capital to total assets ratio of at least 3% to 5% depending on the CAMEL rating of the bank. The Memorandum requires that the Bank continue to maintain a Tier 1 capital to total assets ratio at or in excess of 6.0%. At December 31, 1995, the Bank had a Tier 1 capital to total assets ratio of 9.19%.

In addition, under such regulations insured non-member banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%. At December 31, 1995, the Bank had a ratio of Tier 1 capital to risk-weighted assets of 14.32% and a ratio of qualifying total capital to risk-weighted assets of 15.59%.

LENDING ACTIVITIES

Loan Portfolio Composition

The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                                               December 31,
                                             -----------------------------------------------------------------------------
(in thousands)                                   1995              1994             1993              1992             1991
- ---------------------------------------------------------------------------------------------------------------------------
Real estate mortgage:
  Residential                                 $30,966          $ 33,158         $ 39,771          $ 51,898         $ 71,216
  Commercial                                   50,797            57,997           61,953            65,567           75,073
Real estate construction                            -                 -              429               669            1,542
Commercial and industrial                       2,524             2,510            3,013             3,703            6,650
Consumer and other loans                       16,263            15,991           18,305            22,208           26,787
                                             --------          --------         --------          --------         --------
Total loans                                  $100,550          $109,656         $123,471          $144,045         $181,268
                                             ========          ========         ========          ========         ========

Ratios of loans to:
  Deposits                                        80%               84%              88%               92%             106%
  Assets                                          69%               71%              72%               76%              85%


The Bank's loan growth has been limited as a result of several factors. Beginning in the late 1980's adverse real estate market conditions and a rising interest rate environment in New England limited demand for new loans in the Bank's market area. The Bank began to experience significant asset quality problems and significant operating losses, resulting in a curtailment in loan volume as these problems began to be addressed. The Bank's ability to grow was further limited due to capital restraints imposed by the FDIC and the Maine Bureau of Banking under the Order to Cease and Desist. One requirement of the Order was that the Bank improve its Tier 1 capital to total assets ratio from the December 31, 1991 level of 4.42% to 6.0% by December 31, 1993. This requirement caused management to effect a strategy of selective balance sheet shrinkage, including a reduction in loan originations. Payoffs of loans also reduced loan balances as interest rates began to decline. Though the 6.0% Tier 1 capital to total assets level was achieved (6.24% at December 31, 1993), management's continued focus on improving overall asset quality, in conjunction with the pre- settlement uncertainties arising from the FDIC cross guaranty claim, and the post-settlement efforts to develop a plan for repaying the FDIC Note, resulted in new loan volume receiving less emphasis until mid-1995.

While the Bank's asset growth has been hampered in recent years as discussed above, the Company's pending recapitalization is expected to allow the Bank to focus on increasing its loan origination activities and pursuing a strategy of managed growth, with a particular focus on residential mortgage, commercial and industrial, and consumer loans.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans," which is incorporated herein by reference.

The following table sets forth the maturities of the loan portfolio by loan type as of December 31, 1995:

                                                                         After One
                                                          Within        But Within            After
(in thousands)                                          One Year        Five Years       Five Years             Total
- ----------------------------------------------------------------------------------------------------------------------
Real estate mortgage:
       Residential                                          $207            $1,071          $29,690           $30,968
       Commercial                                         10,460            21,619           19,383            51,462
Real estate construction                                       -                 -                -                 -
Commercial and industrial                                    440             1,223              548             2,211
Consumer and other                                            64             1,500           14,345            15,909
                                                     -----------         ---------         --------        ----------
Total loans                                              $11,171           $25,413          $63,966          $100,550
                                                         =======           =======          =======          ========

Loans maturing after one year with:
Fixed interest rate                                                         $5,462          $15,975           $21,437
Variable/adjustable interest rate                                           19,951           47,991            67,942
                                                                          --------         --------          --------
                                                                           $25,413          $63,966           $89,379
                                                                           =======          =======           =======

Loan Originations

Mortgage loans originated by the Bank are primarily secured by property located within its existing market area in Maine. The bank is an active residential mortgage lender. A significant percentage of loans originated are 1-4 family residential real estate loans, a large portion of which are sold in the secondary market on a servicing-retained basis. Most of the Bank's residential loans are originated using the Federal National Mortgage Association ("FNMA") underwriting guidelines.

In April 1995, the Bank hired a new senior officer responsible for branch administration and retail lending and commenced a focused effort to originate residential and consumer loans through its branch offices, several of which have since been re-staffed to support such efforts. While the Bank's newly focused origination strategy is still in its early stages, the Bank's residential and consumer loan originations have increased since mid-1995, as set forth below. While the Bank intends to continue its focus on residential and consumer lending in 1996, the level of such lending will depend upon a number of factors, including the level of interest rates and general economic conditions.

                                                                   For the Quarter Ended
                                             ------------------------------------------------------------------
(in thousands)                                 December 31,        September 30,     June 30,         March 31,
- ---------------------------------------------------------------------------------------------------------------
1995 originations (1) :
   Residential real estate                            $1,658           $1,563              $776             $171
   Consumer                                              930              583               625              250
                                                    --------         --------          --------           ------
       Total                                          $2,588           $2,146            $1,401            $ 421
                                                      ======           ======            ======            =====

1994 originations (1):
   Residential real estate                             $ 561            $ 439            $1,412           $2,309
   Consumer                                              356              404               837              219
                                                     -------          -------          --------           ------
       Total                                          $  917           $  843            $2,249           $2,528
                                                      ======           ======            ======           ======

(1) Includes refinancing of existing portfolio and off balance sheet serviced loans.

                                        A-7

The continued improvement in overall asset quality has also allowed the Bank to begin focusing more resources towards the generation of new commercial loans. The Bank expects to complete certain staffing changes early in 1996 that are intended to facilitate the Bank's goal of growth in commercial loan generation in 1996 and thereafter.

The commercial real estate mortgage portfolio of approximately $50.8 million at December 31, 1995, as compared to $58.0 million at December 31, 1994, includes loans secured by apartment buildings, mixed use commercial buildings, office buildings and other income-producing properties. Substantially all of these loans are secured by mortgages on properties located in Maine. The maturities are set forth in the above table.

At December 31, 1995 and 1994, commercial and industrial loans totaled $2.5 million. The Bank makes commercial and industrial loans secured by equipment and other corporate or personal assets, including accounts receivable, inventory, marketable securities and real estate. The terms and maturities of commercial loans are negotiated with the borrower, but generally the loans mature in seven years or less and bear interest at a fixed or adjustable rate.

Consumer loans originated by the Bank primarily include automobile, mobile home and boat loans, home improvement loans, loans secured by deposits, lines of credit secured by residential real estate and credit card agreements, subject to applicable provisions of Maine law and regulations, and student loans under the Maine Guaranteed Student Loan Program. The interest on student loans is partially subsidized, and a minimum of 98% of each loan is guaranteed by the federal government. As of December 31, 1995, the Bank had approximately $16.3 million in consumer loans, compared to $16.0 million as of December 31, 1994. All consumer loans originated are reviewed for creditworthiness, adequacy of collateral and the borrowers' ability to repay.

For information on Allowance for Loan Losses and Nonperforming Assets, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated herein by reference.

Secondary Market Activity

The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Bank's asset/liability policy), generate future fee income and provide additional funds for lending and liquidity. The Bank seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations, it may periodically be necessary for the Bank to fill such commitments by selling mortgages having a higher or lower interest rate than the rate specified in the commitment. Such sales will be made at a premium or discount depending on the interest rate variation and will result in realized gains or losses to the Bank on the transaction.

The Bank is an approved seller and servicer by and for FNMA and the Maine State Housing Authority ("MSHA"). At December 31, 1995 and December 31, 1994, the Bank was servicing loans for others of $53.7 million and $57.0 million, respectively.

INVESTMENT ACTIVITIES

The Bank's investment portfolio is managed in accordance with a written investment policy adopted by the Board of Directors and reviewed on an annual basis. Under this policy, and in accordance with applicable provisions of the Bank Holding Company Act of 1956, as amended ("BHCA"), without the prior approval of the Federal Reserve Bank of Boston and the Board of Directors, the Company is prohibited from purchasing shares of any company if such purchase would cause the Company's existing ownership to equal or exceed 5% of such company's outstanding shares. The Company's investment policy provides that all investment purchases of equity securities initiated by the Bank must receive the advance approval of the Board's Investment Committee. The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and miscellaneous other securities. For a summary of investments, see Item 8, "Financial Statements and Supplementary Data -- Notes B and D," which are incorporated herein by reference.

Effective January 1, 1994, with the implementation of Financial Accounting Standards Board ("FASB") Statement No. 115, investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. There was no effect to the Company's Financial Statements on January 1, 1994 as a result of implementing FASB Statement No. 115. During 1995, net unrealized gains (losses) on available for sale securities increased by $323,000 as compared to December 31, 1994. The net unrealized gains (losses) on these securities was $38,000 at December 31, 1995.

Since the adoption of FASB Statement No. 115, the Company's Investment Policy states that all securities purchased with an original maturity of over one year, other than mortgage backed securities originated by the Bank with current loan production, will be classified as available for sale. Securities purchased with an original maturity of one year or less, or callable U.S. government agency notes, will be considered held-to-maturity. Mortgage backed securities originated by the Bank with current loan production will be classified as trading securities.

SOURCES OF FUNDS

General

Deposits and advances from the Federal Home Loan Bank ("FHLB") of Boston are the principal sources of Coastal's funds for use in lending and for other general business purposes. Coastal's deposits are primarily derived from the areas where its banking offices are located. Coastal does not actively solicit deposits outside the State of Maine or use brokers to obtain deposits.

In addition to deposit accounts and advances, Coastal derives funds from loan repayments, sales of loans and returns on investments. Unscheduled loan repayments and scheduled amortization have been a substantial source of funds, while deposit inflows and outflows are significantly influenced by general interest rates, money market and general economic conditions. Subject to the limitations described under "Borrowings", FHLB advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. The Bank has also been authorized for access to the discount window of the Federal Reserve Bank in its District; however, to date this borrowing source has not been used. See "Regulation -- Federal Reserve System" concerning limitations on a Federal Reserve Bank's ability to lend to undercapitalized institutions.

Deposits

The Bank has a wide variety of deposit programs designed to attract both short-term and long-term deposits from the general public, primarily from consumers and businesses. These programs include interest bearing and non-interest bearing checking accounts, savings accounts, certificates of deposit, jumbo certificates of deposit and individual retirement accounts. Deposits at the Bank are federally insured by the BIF, which is administered by the FDIC.

The Bank's deposit growth has been limited in large part by the same factors discussed under "Lending Activities" above, including the Bank's prior strategy of selectively shrinking the balance sheet. The following table sets forth the Company's deposit balances at the dates indicated:

                                                                               December 31,
                                                       ------------------------------------------------------------
(in thousands)                                            1995         1994         1993         1992          1991
- -------------------------------------------------------------------------------------------------------------------
Noninterest bearing
     demand deposits                                    $5,128       $5,425       $5,871       $7,217        $7,900
Interest bearing
     demand deposits                                    15,741       17,300       18,470       18,813        16,472
Savings and escrow deposits                             42,020       48,205       53,655       55,581        52,994
Time deposits                                           62,776       59,107       62,591       74,707        93,017
                                                    ----------   ----------   ----------   ----------    ----------
     Total                                            $125,665     $130,037     $140,587     $156,318      $170,383
                                                      ========     ========     ========     ========      ========

Beginning in early 1995, while the Company evaluated various alternatives for repaying the FDIC Note, management implemented a strategy designed to stabilize deposit levels. As a result, total deposits were relatively unchanged at December 31, 1995 equaling $125.7 million, as compared to the January 31, 1995 level of $126.7 million.

On February 22, 1996, the Bank entered into an agreement to sell its Kezar Falls branch to Maine Bank & Trust Company. Included in the sale are all of the branch's deposits (totaling approximately $9.9 million at December 31, 1995), the real estate and certain of the furniture, fixtures and equipment of the branch. The agreement between the Bank and Maine Bank & Trust Company is expected to be consummated during the second quarter of 1996, subject to the receipt of appropriate regulatory approvals.

The mix of the Bank's deposits has varied from year to year, with higher cost time deposits increasing in 1995 as a percentage of the Bank's total deposits. This trend is largely reflective of an industry-wide trend, reflecting the continuing impact of deregulation on the banking industry, as well as increased competition for funds from nonbank competitors, including money market and stock mutual funds.

At December 31, 1995, 1994 and 1993, Coastal's deposits consisted of the following:

                                                                      December 31,
                                    -------------------------------------------------------------------------------
                                                   1995                     1994                     1993
                                    -------------------------------------------------------------------------------
                                          Average      Average      Average      Average      Average       Average
(dollars in thousands)                     Amount         Rate       Amount         Rate       Amount          Rate
- -------------------------------------------------------------------------------------------------------------------
Noninterest bearing
     demand deposits                    $   4,973            -    $   5,798            -       $6,132             -
Interest bearing
     demand deposits                       15,958         2.24%      17,749         2.27%      12,375          2.16%
Savings deposits                           44,201         2.91       51,162         2.74       60,580          2.92
Time deposits                              61,344         5.43       60,930         4.60       68,288          4.96
                                        ---------                 ---------                 ---------
     Total                               $126,476                  $135,639                  $147,375
                                         ========                  ========                  ========

At December 31, 1995, jumbo certificates of deposit maturities and weighted average interest rates were as follows:
                                             Balance      Weighted Average
Maturities (in months)                (In thousands)         Interest Rate
- -----------------------------------------------------------------------------

3 months or less                                $438                  5.50%
over 3 - 6                                       101                  5.25
over 6 - 12                                      432                  5.89
over 12                                          738                  6.40
                                            --------
     Total                                    $1,709                  5.66%
                                              ======

As of December 31, 1995, Coastal had no brokered deposits as these deposits all matured in 1993.

Borrowings

The Bank has used FHLB advances in the past to expand its lending and investment activities and to enhance the Bank's mix of rate-sensitive assets and liabilities, e.g., to extend maturities or to improve liquidity. The following table sets forth the amount of the Company's borrowed funds at the dates indicated:

                                                December 31,
                                -----------------------------------------
(in thousands)                    1995             1994              1993
- -------------------------------------------------------------------------

FHLB advances                   $6,000          $12,612           $18,108
FDIC Note (1)                    9,000            9,000                 -
                             ---------        ---------      ------------
                               $15,000          $21,612           $18,108
                               =======          =======           =======

(1) The FDIC Note bears interest at a rate of 5% from January 31, 1995 to January 31, 1996 and 6.5% from February 1, 1996 to January 31, 1997, subject to certain exceptions. See Item 8, "Financial Statements and Supplementary Data -- Note A."



At December 31, 1995, the Bank had outstanding $6.0 million in borrowings with a weighted average interest rate of 5.77% from the FHLB of Boston, maturing as follows:

                                     Amount Maturing
         Due Date                     (in thousands)             Interest Rate
         ----------------------------------------------------------------------

         July 1997                            $2,000                      6.06%
         January 1998                          2,000                      5.92
         March 1998                            2,000                      5.32
                                             -------
                                              $6,000

The following table sets forth information regarding the weighted average interest expense at December 31 and the highest month end balances of the Bank's total borrowings:


(in thousands)                                   1995         1994       1993
- -----------------------------------------------------------------------------

Weighted average interest expenses of
    total borrowings                            5.37%        7.28%      8.08%
Highest month end balance of
    total borrowings                          $10,412      $18,108    $24,684


Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the collateral maintenance level. The collateral maintenance level for a member bank is the aggregate amount of collateral that, based on certain percentages of book value, market value or unpaid principal, has a value equal to the aggregate amount of the member bank's outstanding advances. Depending on the ratio of tangible capital to assets as defined by the FHLB and certain other factors, each member bank is assigned by the FHLB to one of three collateral status groups:

         (i) Blanket Lien Status - tangible capital of 4.5% or more of assets;
         (ii) Listing/Segregation Status - tangible capital below 4.5% of assets; and
         (iii) Delivery (Possession) Status - tangible capital below 3.5% of assets.

Although its tangible capital is above 3.5% of assets, Coastal is in delivery status. Because of the potential contingent liability of affiliated institutions within a holding company structure, the FHLB closely reviews the financial condition of a member bank's parent company. If a member bank's parent holding company has a low tangible capital ratio or is experiencing substantial financial problems, the member bank may be assigned to listing or delivery status. In connection with the waiver and release of the FDIC cross guaranty claim, the Bank requested the removal of the foregoing restrictions imposed by the FHLB. On May 1, 1995, the Bank received a letter from the FHLB stating that it would lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year.

The Bank also has been approved by the Federal Reserve Bank of Boston to obtain liquidity from its discount window. No funds have been, or are anticipated to be, obtained from this source.

The Bank estimates that it has approximately $20 million ($7.2 million with the FHLB and $12.8 million with the Federal Reserve Bank of Boston) in additional short-term borrowing capacity as of December 31, 1995. This amount fluctuates based on qualified collateral.

For additional information on Borrowings, see Item 8, "Financial Statements and Supplementary Data -- Note I," incorporated herein by reference.


EMPLOYEES

As of December 31, 1995, the Company and its subsidiary had 65 full-time equivalent employees.

COMPETITION

The Bank is a full service savings bank with eight banking offices which are located in the communities of Brunswick, Freeport, Kennebunk, Kezar Falls, Saco, Topsham and Westbrook. Competition among financial institutions in the Bank's market area is intense and the Bank competes in obtaining funds and in making loans with other state and national banks, savings and loan associations, consumer financial companies, credit unions, money market mutual funds, and other financial institutions which have far greater financial resources than those available to the Bank. At June 30, 1995 a total of approximately 46% of deposits in Maine was held by three large financial institutions, two of which are wholly owned subsidiaries of superregional bank holding companies with assets in excess of $50.0 billion and one of which is a Maine-based savings bank with assets in excess of $2.0 billion. Competition among financial institutions is based upon interest rates and other credit and service charges, the quality of services rendered, the convenience of banking facilities and in the case of loans to larger commercial borrowers, relative lending limits.


REGULATION

Federal Bank Holding Company Regulation

The Company is subject to regulation under the BHCA and is required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may conduct examinations of the Company and its subsidiary.

Under the BHCA, Federal Reserve approval is required for any action which causes a bank or other company to become a bank holding company and for any action which causes a bank to become a subsidiary of a bank holding company. A bank holding company must obtain Federal Reserve approval before it acquires direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it will own or control directly or indirectly more than 5% of the voting stock of such bank unless it already owns a majority of the voting stock of such bank. Federal Reserve approval also must be obtained before a bank holding company acquires all or substantially all of the assets of a bank or merges or consolidates with another bank holding company. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized the acquisition of banks in any state by bank holding companies, subject to compliance with federal and state antitrust laws, the Community Reinvestment Act (the "CRA") and specific deposit concentration limits. The IBBEA removes most state law barriers to interstate acquisitions of banks and ultimately will permit multi-state banking operations to merge into a single bank.

A bank holding company is prohibited, except in certain statutorily-prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to its subsidiaries. A bank holding company may, however, subject to the approval of the Federal Reserve, engage in, or acquire shares of companies engaged in, activities which are deemed by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Under the Change in Bank Control Act, persons who intend to acquire control of a bank holding company, acting directly or indirectly, or through or in concert with one or more persons, generally must give 60 days prior written notice to the Federal Reserve. "Control" exists when the acquiring party directly or indirectly has voting control of at least 25% of the bank holding company's voting securities or the power to direct the management or policies of such company. Under Federal Reserve regulations, a rebuttable presumption of control arises with respect to an acquisition where, after the transaction, the acquiring party has ownership, control or the power to vote at least 10% (but less than 25%) of any class of the company's voting securities if (i) the company has securities registered under Section 12 of the Securities Exchange Act of 1934 or (ii) immediately after the transaction no other person will own a greater proportion of that class of voting securities. The Federal Reserve may disapprove the proposed acquisition on certain specified grounds.

As a bank holding company, the Company is subject to capital adequacy guidelines of the Federal Reserve. The guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or
(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines.

A bank holding company's ability to pay dividends and expand business through the acquisition of new banking subsidiaries can be restricted if its capital falls below levels established by these guidelines. In addition, any bank holding company whose capital falls below specified levels can be required to implement a plan to increase capital.

The Federal Reserve's capital adequacy guidelines provide for three types of capital: tier 1 capital (or core capital), tier 2 capital (or supplementary capital) and total capital. Tier 1 capital generally includes common stockholders' equity, qualifying noncumulative perpetual preferred stock and related surplus, qualifying cumulative perpetual preferred stock and related surplus (limited to a maximum of 25% of tier 1 elements) and minority interest in the equity accounts of consolidated subsidiaries. Goodwill and most types of intangible assets are required to be deducted from tier 1 capital. The only types of intangible assets that may be included in a bank holding company's capital are readily marketable purchased mortgage servicing rights and purchased credit-card relationships, provided that the total amount of these assets included in capital may not exceed 50% of tier 1 capital elements. Purchased credit-card relationships are subject to a separate sublimit of 25% of tier 1 capital elements. The amount of purchased mortgage servicing rights and purchased credit-card relationships that a bank holding company may include in capital, subject to the aggregate limitations described above, is limited to the lesser of (i) 90% of their fair market value or (ii) 100% of their book value. Tier 2 capital generally includes allowances for loan and lease losses (limited to 1.25% of risk-weighted assets), most perpetual preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible securities and certain intermediate-term preferred stock and subordinated debt instruments (subject to a maximum of 50% of tier 1 capital excluding goodwill, but phased-out as the instrument matures). Total capital generally includes tier 1 capital, plus qualifying tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities and other deductions as may be determined by the Federal Reserve.

Under current Federal Reserve capital adequacy guidelines, bank holding companies generally must maintain a ratio of tier 1 capital to qualifying total consolidated assets of 4.0% to 5.0%. The minimum ratio is 3.0% for the most highly rated bank holding companies or banks. The Federal Reserve's capital adequacy guidelines also require bank holding companies to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of tier 1 capital to risk-weighted assets of 4.0%. The maximum amount of tier 2 or supplementary capital elements that qualify as total capital is limited to 100% of tier 1 capital, net of goodwill. A bank holding company's risk-weighted assets are determined by multiplying the balance sheet amount by a specified risk-weight determined by the Federal Reserve in accordance with the relative risk level of the asset. Off-balance sheet items, such as standby letters of credit, are converted to an on-balance sheet credit equivalent amount by multiplying the face amount of the off-balance sheet item by a credit conversion factor determined by the Federal Reserve.

On a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to total risk- weighted assets, and total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in compliance with such guidelines.

The Federal Reserve has proposed to modify its risk-based capital adequacy guidelines to take into account interest-rate risk. The interest-rate risk proposal would attempt to estimate the effect that changes in market interest rates might have on the net economic value of an institution. An institution with interest-rate risk exposure in excess of an as yet to be determined threshold level would be required to allocate additional capital equal to the dollar amount of the estimated change in its net economic value that is in excess of that level. The FDIC has proposed similar changes to its risk- based capital guidelines that will apply to the Bank. The foregoing proposals may have the effect of requiring the Company and the Bank to maintain increased capital.

The Federal Reserve also is empowered to initiate cease and desist proceedings and other supervisory actions for any violation of the BHCA and the regulations, orders and notices issued by the Federal Reserve thereunder. Under Federal Reserve regulations, banks and bank holding companies which do not meet minimum capital requirements are considered undercapitalized. Undercapitalized bank holding companies are required to submit an acceptable plan for achieving capital adequacy and are subject to appropriate enforcement actions by the Federal Reserve.

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies concerning capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with Federal Reserve policies regarding the payment of cash dividends by bank holding companies. Management addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

Maine Bank Holding Company Regulation

Maine state law regulates bank holding companies. The state law is designed to conform with the registration, application and reporting requirements of the BHCA to the maximum extent feasible. As a holding company, the Company must register with the Maine Superintendent of Banking, and must notify the Maine Superintendent of Banking whenever any person or company directly or indirectly acquires control of 5% or more of the Company's stock or whenever there is a "material" change in the ownership of the Company. If 5% or more of the stock in the Company is acquired by a financial institution or by a financial institution holding company, the Superintendent must approve that acquisition. Similarly, other transactions require advance approval by the Superintendent including, among other things, the acquisition of control of the Company or the Bank, the acquisition by the Company or the Bank of 5% or more of the stock of another financial institution and the engagement of the Company, Bank or a subsidiary in an activity closely related to banking.

In February 1996, the Maine legislature amended Maine's Banking Code to permit interstate branching in accordance with the IBBEA. Among other things, the amendments prohibit the operation of deposit production offices, establish a limit on the amount of deposits that may be acquired through merger or acquisition and impose reporting requirements necessary to monitor compliance. The amendments also permit the establishment of de novo branches in Maine on a reciprocal basis.

At the state level, the Maine Bureau of Banking regulates the Bank's internal organization and its permissible activities. Under Maine law, in addition to taking deposits and making loans, savings banks, like the Bank, are permitted to engage in real estate investments and investments in securities. The Bank must maintain capital in accordance with rules adopted by the Superintendent of Banking. By law, these capital rules may be no less stringent than the capital requirements imposed by federal banking regulators on federally chartered institutions. The stock held by the Company in the Bank is assessable. If the Bank's capital becomes impaired, the Superintendent may order the Board of Directors to restore the deficiency.

Bank Regulation

As a BIF-insured savings bank, the Bank is subject to regulation, supervision and examination by the FDIC. The Bank also is subject to regulation, supervision and examination by the Maine Bureau of Banking.

The Maine Bureau of Banking administers the Maine statutes which regulate the Bank's internal organization as well as its deposit, lending and investment activities. The approval of the Maine Bureau of Banking is required for changes in the Bank's articles of incorporation, bylaws, branch offices and major transactions. The Maine Bureau of Banking conducts periodic examinations of the Bank as part of its supervision. Many of the areas regulated by the Maine Bureau of Banking, including location of branch offices, acquisitions of other financial institutions and mergers, are subject to similar regulation by the FDIC.

As a BIF-insured savings bank, the Bank is subject to certain FDIC requirements designed to maintain the safety and soundness of individual banks and the banking system. The FDIC has prescribed safety and soundness guidelines relating to (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; and (vi) compensation and benefit standards for officers, directors, employees and principal stockholders. Such guidelines impose standards based upon an institution's asset quality and earnings. The guidelines are intended to set out standards that the agencies will use to identify and address problems at institutions before capital becomes impaired. Institutions are required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with its size and the nature and scope of its operations. Furthermore, institutions must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with their size and the nature and scope of their operation.

Under the guidelines, an institution not meeting one or more of the safety and soundness guidelines is required to file a compliance plan with the FDIC. In the event that an institution, such as the Bank, were to fail to submit an acceptable compliance plan or fail in any material respect to implement an accepted compliance plan within the time allowed by the FDIC, the institution would be required to correct the deficiency and the appropriate federal agency would also be authorized to: (i) restrict asset growth; (ii) require the institution to increase its ratio of tangible equity to assets; (iii) restrict the rates of interest that the institution may pay; or (iv) take any other action that would better carry out the purpose of the corrective action. The Bank believes it was in compliance with all such guidelines as of December 31, 1995.

The FDIC periodically conducts examinations of insured institutions and, based upon evaluations, may revalue assets of an insured institution and require establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets.

The FDIC also has adopted minimum capital adequacy regulations. Although there are some differences between the capital adequacy guidelines adopted by the Federal Reserve and the FDIC, the primary elements of each are generally identical. Under the minimum leverage-based capital requirement adopted by the FDIC, insured state nonmember banks must maintain a ratio of Tier 1 capital to total assets of at least 3% to 5% depending on the CAMEL rating of the Bank.

Under such regulations, state nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.0%, including a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0%. At December 31, 1995, the Bank had a ratio of qualifying total capital to risk- weighted assets of 15.59% and a ratio of Tier 1 capital to risk-weighted assets of 14.32%. The FDIC has proposed to amend its risk-based capital standards to ensure that those standards provide adequately for interest-rate risk in a manner similar to that proposed by the Federal Reserve. See "Business -- Regulation -- Federal Bank Holding Company Regulation."

Capital requirements higher than the generally applicable minimum requirements may be established for a particular bank if the FDIC determines that the bank's capital is, or may become, inadequate in view of its particular circumstances. Individual minimum capital requirements may be appropriate where the bank is receiving special supervisory attention, has a high degree of exposure to interest rate risk or poses other safety and soundness concerns.

The FDIC adopted prompt corrective action regulations ("PCA regulations"). Under the PCA regulations, insured institutions will be considered (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specified capital level for any capital measure), (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% or greater if the institution is rated composite 1 in its most recent report of examination and is not experiencing or anticipating significant growth), (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, or a Tier 1 risk-based ratio of less than 4% or greater and has a leverage ratio that is less than 4% (3% if the institution is rated composite CAMEL 1 in its most recent report of examination and is not experiencing or anticipating significant growth), (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 capital risk-based capital to total adjusted assets that is less than 3% or a leverage ratio to adjusted total assets that is less than 3% and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is less than or equal to 2%. At December 31, 1995, the Bank was classified as an "adequately capitalized" institution.

Any insured depository institution that falls below the minimum capital standards must submit a capital restoration plan. Under the PCA regulations, undercapitalized institutions are precluded from increasing their assets, acquiring other institutions, establishing additional branches or engaging in new lines of business without an approved capital plan and an agency determination that such actions are consistent with the plan. Any insured institution is prohibited from making a capital distribution if, after making the distribution, the institution would be undercapitalized, except in limited circumstances approved by the FDIC. Insured depository institutions that are significantly undercapitalized may be required to take one or more of the following actions: (i) raise additional capital so that the institution will be adequately capitalized, (ii) be acquired by, or combined with, another institution if grounds exist for appointing a receiver, (iii) refrain from affiliate transactions, (iv) limit the amount of interest paid on deposits to the prevailing rates of interest in the region where the institution is located,
(v) further restrict asset growth, (vi) hold a new election for directors, dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized or employ qualified senior executive officers, (vii) stop accepting deposits from correspondent depository institutions and (viii) divest or liquidate any subsidiary which the appropriate federal banking agency determines poses a significant risk to the institution. Any company which controls a significantly undercapitalized depository institution may be required to: (i) divest or liquidate any affiliate other than an insured depository institution, (ii) divest the institution if the appropriate federal banking agency determines that divestiture would improve the institution's financial condition and future prospects and (iii) if such company is a bank holding company, refrain from making any capital distributions without the prior approval of the Federal Reserve.

Critically undercapitalized institutions are subject to additional restrictions. No later than 90 days after an insured depository institution becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a receiver (or, with the concurrence of the FDIC, a conservator) for the institution, unless the appropriate federal banking agency determines, with the concurrence of the FDIC, that other action would better achieve the purposes of FDIA. The appropriate federal banking agency must make periodic redeterminations that the alternative action continues to be justified no less frequently than every 90 days. The appropriate federal banking agency is required to appoint a receiver if the institution remains critically undercapitalized nine months later, unless the institution is in compliance with an approved capital plan and the applicable federal banking agency and the FDIC certify that the institution is viable.

The FDIA also requires any company that has control of an undercapitalized depository institution, in connection with the submission of a capital restoration plan by the institution, to guarantee that the institution will comply with the plan and provide appropriate assurances of performance. The aggregate liability of any such controlling company under such guaranty is limited to the lesser of (i) 5% of the institution's assets at the time it became undercapitalized or (ii) the amount necessary to bring the institution into capital compliance at the time it fails to comply with the terms of its capital plan. If the Bank is classified as undercapitalized, the Company may be required to guarantee performance of any capital plan required to be submitted under the FDIA.

An insured state bank, such as the Bank, may not engage as principal in any activity that is not permissible for a national bank, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards. Activities of subsidiaries of insured state banks are similarly restricted to those activities permissible for subsidiaries of national banks, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards. The FDIA also provides that, except for subsidiaries of which the insured state bank is a majority owner and except for certain investments in qualified housing projects, an insured state bank may not, directly or indirectly, acquire or retain any equity investment of a type that is not permissible for a national bank. Insured state banks are required to divest any equity investment the retention of which is not permissible as quickly as can be prudently done, but in no event later than December 9, 1996. Notwithstanding the foregoing, an insured state bank may, to the extent permitted by the FDIC, acquire and retain ownership of common or preferred stock listed on a national securities exchange, provided that the insured state bank made or maintained an investment in such securities during the period beginning on September 30, 1990 and ending on November 26, 1991 and provided further that the aggregate amount of the investment does not exceed 100% of the bank's capital. This exception would cease to apply with respect to any insured state bank upon any change in control of such bank or any conversion of the charter of such bank. Determinations under these provisions by the FDIC must be made by regulation or order. The Bank believes that its activities as presently conducted conform to those permissible for national banks, except for approximately $125,000 of certain other investments of the Bank at December 31, 1995 which the Bank intends to sell pursuant to a divestiture plan.

Transactions between the Bank and its affiliates, are subject to Sections 23A and 23B of the Federal Reserve Act. For purposes of these sections, the term "affiliate" with respect to the Bank refers to the Company. A transaction is deemed to be one with an affiliate if the proceeds of the transaction are transferred to, or used for the benefit of, an affiliate. Under sections 23A and 23B, transactions between banks and their affiliates are generally limited in the following ways: First, the aggregate amount of all "covered transactions" (which include, among other things, loans or other extensions of credit to or on behalf of an affiliate, purchases of assets from an affiliate or investments in the securities of an affiliate) between a bank (and its subsidiaries) and any one affiliate may not exceed 10% of the capital stock and surplus of the bank, and the aggregate amount of covered transactions between a bank (and its subsidiaries) and all affiliates may not exceed 20% of the capital stock and surplus of the bank. Second, any loan or extension of credit to, or guarantee, acceptance or letter of credit issued on behalf of an affiliate by a bank or any of its subsidiaries must at all times be secured by collateral having a market value equal to from 100% to 130% of the outstanding balance of the extension of credit, depending upon the nature of the collateral. Third, neither low quality assets or securities issued by an affiliate may be accepted by a bank as collateral for an extension of credit issued to or on behalf of any affiliate. Fourth, a bank and its subsidiaries are prohibited from purchasing a low-quality asset from an affiliate unless the bank or any such subsidiary, pursuant to an independent credit evaluation, committed itself to purchase the asset prior to the time the asset was acquired by the affiliate.

Transactions between a bank and its subsidiaries or affiliates generally must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those prevailing at the time for comparable transactions with or involving unaffiliated parties or, in the absence of comparable transactions, on terms or under circumstances, including credit standards, that in good faith would be offered or would apply to unaffiliated parties. Section 23B imposes additional restrictions on the ability of a bank and its subsidiaries (i) when acting in a fiduciary capacity, to purchase securities or assets from an affiliate, and (ii) whether acting as principal or fiduciary, to purchase or acquire, during the existence of any underwriting or selling syndicate, any security if a principal underwriter of the security is an affiliate of the bank. Finally, neither a bank nor any of its subsidiaries or affiliates may publish an advertisement or enter into any agreement stating or suggesting that the bank is in any way responsible for the obligations of its affiliates.

Insurance of Deposits

The Bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. The Bank is required to pay quarterly insurance premiums on semiannual assessments for FDIC insurance.

The FDIC implemented a risk-based deposit insurance assessment system. Deposit insurance assessment rates are currently within a range of $0.00 to $0.27 per $100 of insured deposits, depending on the assessment risk classification assigned to each institution. The FDIC places each institution into one of nine assessment risk classifications based on the institution's capital and supervisory classification. Adequately capitalized banks, such as the Bank, are subject to BIF assessment rates within a range of $0.03 to $0.24 per $100 of insured deposits, depending on the supervisory subgroup to which the bank is assigned by the FDIC. The FDIC sets assessment rates at a level sufficient to maintain the BIF's reserve ratio to 1.25% of insured deposits. The FDIC is authorized to establish a higher reserve ratio and to impose special assessments to pay for the costs of authorized borrowings. The FDIC considers BIF revenue and expense levels, the BIF reserve ratio and BIF borrowings in establishing assessment rate ranges.

In August 1995, the FDIC determined that the BIF had achieved its designated reserve ratio and lowered BIF deposit insurance premium rates for all but the riskiest institutions. Effective January 1, 1996, BIF deposit insurance premiums for adequately capitalized banks were set at $0.00 to $0.27 per $100 of insured deposits per year, depending upon an institution's supervisory rating. The deposit insurance premiums imposed by the FDIC are subject to change.

FDIC insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding by the FDIC that the insured bank has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations as an insured bank, or has violated any applicable law, regulation, rule or order of, or condition imposed on the FDIC. Additionally, if insurance termination proceedings are initiated against a bank, the FDIC may temporarily suspend insurance on new deposits received by the institution under certain circumstances.

BIF insured banks, such as the Bank, and savings institutions insured through the Savings Association Insurance Fund ("SAIF") may merge, consolidate or engage in asset transfer and liability assumption transactions. The resulting institution may continue to be subject to BIF and SAIF assessments in relation to that portion of its combined deposit base which is attributable to the deposit base of its respective predecessor BIF and SAIF institutions or may apply to the FDIC to convert all of its deposits to either insurance fund upon payment of the then applicable entrance and exit fees for each fund.

Under the Community Reinvestment Act (the "CRA") and the implementing FDIC regulations, which were amended in 1995 to provide for a performance-based evaluation system, a savings institution has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of savings institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet the community credit needs and the specific types of credit that the institution is willing to extend. In connection with its examination of a savings institution, the FDIC is required to take into account the institution's record of meeting the credit needs of its community in determining whether to grant approval for certain types of applications including mergers and acquisitions. The Bank's CRA rating is satisfactory as of the last examination.

Federal Home Loan Bank System

The Bank is a member of the FHLB of Boston, one of the 12 regional banks of the FHLB System. The FHLB System provides a central credit facility for member institutions. The Bank, as a member of the FHLB of Boston, is required to own shares of capital stock in the FHLB of Boston in an amount at least equal to the greater of 1% of the aggregate principal amount of unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB of Boston, whichever is greater. The Bank was in compliance with this requirement with an investment at December 31, 1995 of $1.3 million.

Under applicable regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the collateral maintenance level established by the FHLB. See "Business -- Sources of Funds -- Borrowings."

Federal Reserve System

The Federal Reserve has adopted regulations that require insured depository institutions to maintain nonearning reserves against their transaction accounts (primarily NOW and regular checking accounts) and nonpersonal time deposits (those which are transferable or held by a person other than a natural person) with an original maturity of less than 18 months. At December 31, 1995, the Bank was in compliance with these requirements.

The Bank also has the ability to borrow from the Federal Reserve Bank of Boston "discount window." The FDIA places limitations upon the ability of the Federal Reserve Bank of Boston to extend advances to undercapitalized and critically undercapitalized depository institutions. The FDIA provides that a Federal Reserve Bank generally may not have advances outstanding to an undercapitalized institution for more than 60 days in any 120-day period. Under FDIA, the Federal Reserve Bank of Boston will be liable for a portion of any excess losses incurred by the FDIC with respect to an institution that receives Federal Reserve Bank of Boston advances after becoming critically undercapitalized.

TAXATION

Federal

The Company files a consolidated federal income tax return with the Bank using the accrual method of accounting.

Internal Revenue Service ("IRS") guidance dealing with the tax consequences of federal financial assistance (e.g., cash) provided by the FDIC requires all federal financial assistance provided to an acquiring bank to be taxable to the bank that has been seized. Accordingly, all federal financial assistance provided to the acquiror of Suffield Bank's assets and liabilities may be taxable income included in the consolidated federal income tax return of the Company. This income may generally be offset by tax losses resulting from the sale of assets sold by the FDIC. Although management has been informed by the FDIC that there will be no net taxable income resulting from seizure of Suffield Bank, management has not been able to obtain written confirmation from the FDIC at this time. Accordingly, income taxes disclosed in the Consolidated Financial Statements do not take into account adjustments, if any, which may result from the seizure of Suffield Bank.

In 1990, Coastal Bancorp and its subsidiaries carried back their share of the consolidated net operating losses of the Suffield Financial Corporation and subsidiaries group to the years 1984, 1985 and 1986. Tentative tax refunds in the amount of $926,000 were paid to the Bank as a result of this carryback. In 1989 and 1990, Suffield Financial Corporation and Suffield Bank also carried back their share of the net operating losses of the group. A portion of the 1990 losses was carried back to the 1986 taxable year of the Suffield group as it existed before the acquisition of Coastal Bancorp and the Bank (the "Old Suffield Group") and resulted in a tentative refund of $1,973,000 and a portion of the 1989 losses was carried back to the years 1979 through 1985 of the Old Suffield Group and resulted in tentative refunds of $1,279,000.

All refunds in excess of $1.0 million must be approved by the Joint Committee on Taxation of the U.S. Congress. The IRS has reviewed and approved the refund claims and has forwarded the case to the Joint Committee on Taxation in Washington, D.C. with a recommendation that the refunds be approved as made. The final approval of the Joint Committee on Taxation is expected as early as the third quarter of 1996. If the Joint Committee on Taxation were to conclude that the losses were not eligible for the ten-year carryback, the Bank would be liable for the repayment of $926,000 of refunds plus interest and would increase its net operating loss carryforwards by $2.4 million. The Bank also believes that the requirements have been satisfied with respect to the carryback of 1989 and 1990 losses by Suffield Financial Corporation and Suffield Bank under the ten-year rule. In any event, none of the Company, Coastal Bancorp or the Bank were members of the Old Suffield Group in the above carryback years. Consequently, the Bank believes that in accordance with the consolidated return regulations, the Company, Coastal Bancorp or the Bank would not be liable for the repayment of any refunds generated by carryback to the Old Suffield Group.

The federal income tax returns of the Company have been examined and audited or closed without audit by the IRS for tax years through 1988 and such years are not subject to further IRS audit except with respect to carrybacks to those years.

State

The State of Maine imposes income and franchise taxes on financial institutions such as the Bank equal to 1% of Maine net income and $0.08 per $1,000 of the Bank's year-end assets, respectively. Maine net income equals the Bank's net income or loss as reported on its federal income tax return. The Maine franchise tax may be reduced by a credit in the event of a book net operating loss for a particular taxable year. The credit equals the book net operating loss multiplied by the franchise tax rate and may be carried forward for up to five years. The Maine income and franchise taxes are deductible in determining federal taxable income.

ITEM 2.  PROPERTIES.

The Company primarily utilizes the premises, equipment and furniture of the Bank without direct payment of any rental or other fees to the Bank. The Bank's executive offices and operations center is located at 36 Thomas Drive, Westbrook, Maine. The Bank currently maintains eight branches as listed below.

Location                   Address                                Leased/Owned               Lease Expiration
- --------                   -------                                ------------               ----------------
Brunswick                  83 Main Street                         Owned                      n/a
                           Brunswick, ME

Brunswick                  14 Gurnet Road                         Owned                      n/a
                           Brunswick, ME

Topsham                    Topsham Fair Mall                      Building Owned             n/a
                           Route 196                              Land Leased                June 2000
                           Topsham, ME

Freeport                   165 Main Street                        Owned                      n/a
                           Freeport, ME

Westbrook                  36 Thomas Drive                        Owned                      n/a
                           Westbrook, ME

Saco                       32 Saco Valley Shopping Ctr.           Leased                     January 2001
                           Saco, ME

Kennebunk                  Shoppers Village                       Leased                     December 2000
                           Kennebunk, ME

Kezar Falls(1)             Federal Road                           Owned                      n/a
                           Kezar Falls, ME

(1) The Bank entered into an agreement with Maine Bank & Trust Company dated February 22, 1996 pursuant to which the Bank will sell substantially all of the assets of its Kezar Falls, Maine branch office to Maine Bank & Trust Company, and Maine Bank & Trust Company will assume certain liabilities of the Bank with respect to the branch. Pending the receipt of appropriate regulatory approvals, the transaction is expected to be consummated in the second quarter of 1996.

ITEM 3.  LEGAL PROCEEDINGS.

As of December 31, 1995, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable


                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of December 31, 1995, the Company had approximately 1,700 holders of record and 600,361 shares of Common Stock outstanding. The Common Stock is traded in the over-the-counter market in the "pink sheets," although there is no established public trading market for the Common Stock and the Company has no confirmed information as to the time, price and volume at which any trades may have been made.

No dividends were declared by the Company in 1991 through 1995. The Company's only source of cash is from dividends from the Bank. The Amended and Restated Settlement Agreement prohibits the payment of dividends by the Company to its stockholders until the unpaid principal amount and interest under the FDIC Note are paid in full in accordance with the terms thereof. There are certain additional restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See Item 8, "Financial Statements and Supplementary Data -- Note A and Note J," which are incorporated herein by reference.

ITEM 6.  SELECTED FINANCIAL DATA.

Selected Consolidated Financial Data of First Coastal Corporation

The following table sets forth, in summary form, certain selected financial data as of and for each of the five years in the period ended December 31, 1995.

The 1994 financial results reflect a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the non-recourse promissory note to the Federal Deposit Insurance Corporation ("FDIC") in consideration of the waiver and release of the FDIC's cross guaranty claim against Coastal Savings Bank ("Coastal" or the "Bank") in connection with the consummation of the Amended and Restated Settlement Agreement on January 31, 1995. See Item 8, "Financial Statements and Supplementary Data -- Note A," which is incorporated herein by reference.

                                                                             Year Ended December 31,
                                                 ----------------------------------------------------------------------------
(dollars in thousands except per share data)       1995              1994             1993              1992              1991
- ------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income                                 $11,707           $11,780          $12,748           $16,319          $ 21,032
Interest expense (1)                              5,850             5,726            7,254             9,986            14,639
                                                 ------            ------           ------            ------            ------
Net interest income                               5,857             6,054            5,494             6,333             6,393
Provision for loan losses                          (425)              107              (30)            1,136             5,967
                                                -------            ------         --------             -----            ------
Net interest income
  after provision for loan losses                 6,282             5,947            5,524             5,197               426
Investment securities gains (losses)                 (4)               38               99               (19)              360
Other income                                        576               391            1,323             1,126               980
Other expenses (2)                                5,194             6,278            6,158             7,049            12,853
Income tax benefit                                    -                 -               (4)             (198)             (114)
                                               --------        ----------        ---------          --------         ---------
Income (loss) before minority
  interest and extraordinary item                 1,660                98              792              (547)          (10,973)
Minority interest in
  net income (loss)                                   -                 -               44               (18)             (378)
                                               --------        ----------         --------         ---------        ----------
Income (loss) before
 Extraordinary Item                               1,660                98              748              (529)          (10,595)
Extraordinary Item -
 Charge to earnings as a result of the
 settlement of the cross guaranty claim               -             9,000                -                 -                --
                                               --------          --------          -------           -------         ---------
Net income (loss)                                $1,660           $(8,902)         $   748           $  (529)         $(10,595)
                                                 ======           =======          =======            ======          ========

Per Share Data:
Weighted Average Shares Outstanding             600,361           600,361          600,361           600,361           600,361
Income (loss) before
 extraordinary item                             $  2.77           $   .16          $  1.25           $  (.88)         $ (17.65)
                                                =======           =======         ========           =======          ========
Net income (loss)                               $  2.77           $(14.83)         $  1.25           $  (.88)         $ (17.65)
                                                =======           =======         ========           =======          ========

There were no cash dividends declared for the five years ended December 31, 1995.

(1) The 1995 interest expense includes $419,000 in interest expense associated with the $9.0 million note to the FDIC.
(2) In 1995 and 1994, the Company incurred approximately $0.3 million and $0.8 million, respectively, consisting of legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC. The 1991 other expense included a $3.2 million writedown for the deconsolidation of Suffield Bank.


                                                                    December 31,
                                   -----------------------------------------------------------------------------
(dollars in thousands)                1995              1994             1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------
Balance Sheet
  Data:
Total assets                      $145,453          $154,212         $170,819          $188,838          $214,422
Investment securities               19,712            16,746            1,036             4,061             l,487
Assets held for sale                   281               185            3,421             6,882             3,661
Loans, net                         100,528           109,625          123,468           144,000           181,209
Allowance for loan losses            2,659             4,042            3,642             4,280             6,098
Nonperforming assets                 7,517             9,006           11,627            24,382            27,303
Deposits                           125,665           130,037          140,587           156,318           170,383
Borrowings                           6,000            12,612           18,108            21,249            31,595
FDIC Note                            9,000             9,000                -                 -                 -
Stockholders' equity                 3,997             2,014            9,878             9,130             9,659

Financial Ratios:
Net interest rate spread              4.13%             3.79%            3.26%             3.26%             2.47%
Return on average assets before
extraordinary item                    1.14               .06              .41              (.27)            (4.62)
Return on average  assets             1.14             (5.48)             .41              (.27)            (4.62)
Return on average equity before
 extraordinary item                  58.20               .92             7.63             (5.44)           (82.20)
Return on average equity             58.20            (83.78)            7.63             (5.44)           (82.20)
Equity to assets                      2.75              1.31             5.78              4.83              4.50
Dividend payout ratio                   --                --               --                --                --
Tier 1 leverage capital               2.74              1.41             5.63              4.81              4.50
Total risk-based capital              5.54              3.46             9.69              8.02              7.72


                                       A-28


Selected Financial Data for Coastal Savings Bank

The following table sets forth, in summary form, certain selected financial data as of and for each of the five years in the period ended December 31, 1995:


                                                                           Year Ended December 31,
                                         -------------------------------------------------------------------------------
                                                                                                               Unaudited
                                                                                                               ---------
(in thousands)                                1995              1994             1993              1992             1991
- ------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income                            $11,707           $11,774          $12,731           $16,275          $20,980
Interest expense                             5,435             5,727            7,255             9,989           14,639
                                           -------           -------          -------           -------          -------
Net interest income                          6,272             6,047            5,476             6,286            6,341
Provision for loan losses                     (425)              107              (30)            1,136            5,967
                                           -------           -------          --------          -------          -------
Net interest income after provision
for loan losses                              6,697             5,940            5,506             5,150              374
Investment securities gains (losses)            (4)               38               99               (19)             360
Other income                                   576               392            1,321             1,145            1,089
Other expenses                               4,811             6,063            5,940             7,104            9,539
Income tax expense (benefit)                    --                --                6              (198)            (114)
                                           -------           -------          -------           --------         --------
Net income (loss)(1)                       $ 2,458           $   307          $   980           $  (630)         $(7,602)
                                           =======           =======          =======           ========         ========

(1) In 1994, the Bank incurred approximately $0.6 million consisting of legal and other professional fees in connection with the settlement of the cross guaranty claim with the FDIC.

                                                               December 31,
                             -----------------------------------------------------------------------------
                                                                                                 Unaudited
(in thousands)                  1995            1994               1993              1992             1991
- ----------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                $145,446          $153,948         $170,177          $188,144         $212,611
Investment
  securities                  19,712            16,746            1,036             4,061            l,487
Assets held for sale             281               185            3,421             6,882            3,661
Loans, net                   100,528           109,625          123,468           144,000          181,209
Allowance for loan losses      2,659             4,042            3,642             4,280            6,098
Nonperforming assets           7,517             9,006           11,627            24,382           27,303
Deposits                     125,764           130,076          140,599           156,378          170,528
Borrowings                     6,000            12,612           18,108            21,249           31,595
Stockholders' equity          13,335            10,754           10,906             9,926            9,406

Financial Ratios:
Return on average assets        1.68%              .19%             .54%             (.32)%          (3.33)%
Return on average equity       20.67              2.82             9.20             (6.37)          (49.01)
Equity to assets                9.17              6.99             6.41              5.28             4.42
Tier 1 leverage capital         9.19              7.05             6.24              5.25             4.42
Total risk-based capital       15.59             12.12            10.57              8.60             7.57

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management's discussion and analysis of First Coastal Corporation ("First Coastal" or the "Company") financial condition and results of operations for the last three fiscal years should be read in conjunction with the consolidated selected financial data and the consolidated financial statements and notes appearing elsewhere herein.

Settlement of Cross Guaranty Claim

On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "Note" or the "FDIC Note"), secured by the Company's pledge of the outstanding stock of the Bank. In 1994, the Company incurred an extraordinary charge to earnings resulting from the issuance of the Note. Principal and interest under the FDIC Note are deferred until its maturity date, which is January 31, 1997, subject to extension under certain circumstances.

The Company announced on January 31, 1996 that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

Removal of Going Concern Modification

The report of the independent accountants ("Report") issued in connection with the Company's 1993 consolidated financial statements stated that, among other things, the Company's financial statements have been prepared assuming that the Company will continue as a going concern due to the significance of the uncertainty regarding the FDIC cross guaranty claim at the time. As a result of the consummation of the Amended and Restated Settlement Agreement and certain other factors as described in Note A to the Company's Consolidated Financial Statements, the 1994 and 1995 Report of Independent Accountants expresses an unqualified opinion on the financial statements of the Company for the years ended December 31, 1994 and 1995.

FINANCIAL CONDITION

Interest Rate Sensitivity

The following table sets forth certain information at December 31, 1995 regarding the rate sensitivity of the Company's earning assets and sources of funds. For purposes of this table, rate sensitive earning assets ("RSA") and rate sensitive liabilities ("RSL") include all such assets and liabilities maturing or subject to repricing within the time frames outlined in the following table. Other investment securities and interest-bearing demand deposits are considered non-rate sensitive.

- -----------------------------------------------------------------------------------------------------------------------------------
                                             After Three
                                    Within     Months       After One     After Two    After Three
                                     Three     within      But within    But within    But within     After      Non-rate
(in thousands)                      Months    One Year      Two Years    Three Years   Five Years  Five Years    Sensitive    Total
- -----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Interest earning deposits           $4,375                                                                                    $4,375
Fed Funds                           10,000                                                                                    10,000
Securities:
 Available for sale (1)              1,999       $2,021         $994                                    $787     $3,440        9,241
 Held-to-maturity (1)                4,993        5,794          999                                                          11,786
Assets held for sale                   281                                                                                       281
Loans (2)                           25,713       42,850        9,769       $4,556       $2,969        12,793      1,878      100,528
Other nonearning assets                                                                                           9,242        9,242
                                 ---------------------------------------------------------------------------- ---------  -----------
TOTAL ASSETS                       $47,361      $50,665      $11,762       $4,556       $2,969       $13,580    $14,560     $145,453
                                   =======      =======      =======       ======       ======       =======    =======     ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Savings and MMDA's                 $46,056                                                                                   $46,056
CD's                                13,823      $26,903      $11,385       $7,533       $3,031          $101                  62,776
FHLB Advances                                                  2,000        4,000                                              6,000
FDIC Note                                                      9,000                                                           9,000
Noninterest bearing liabilities                                                                                 $17,624       17,624
Stockholders' equity                                                                                              3,997        3,997
                                 ---------------------------------------------------------------   ---------   --------   ----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $59,879      $26,903      $22,385      $11,533       $3,031          $101    $21,621     $145,453
                                   =======      =======      =======      =======       ======          ====    =======     ========

Gap                               $(12,518)     $23,762     $(10,623)     $(6,977)        $(62)      $13,479    $(7,061)
Cumulative Gap                     (12,518)      11,244          621       (6,356)      (6,418)        7,061

RSA/Total assets                     32.56%       34.83%        8.09%        3.13%        2.04%         9.34%     10.01%

RSL/Total assets                     41.17        18.50        15.39         7.93         2.08          0.07      14.86

Cumulative RSA/RSL                   79.09       112.96       100.57        94.73        94.81        105.70

Cumulative Gap/Total assets          (8.61)        7.73          .43        (4.37)       (4.41)         4.85

(1) Non-rate sensitive securities include certain equity investments such as FHLB stock and limited partnership interests. Callable securities are placed according to earliest call date.
(2) Nonaccrual loans are considered non-rate sensitive and the allowance for loan losses is included in the non-rate sensitive category.

At December 31, 1995, Coastal is asset-sensitive (positive Gap) within a one year time frame in the amount of $11.2 million or 113.0%. This compares to a positive Gap of $16.0 million or 101.9% at December 31, 1994. When a bank's ability to reprice interest-earning assets exceeds its ability to reprice interest-bearing liabilities within shorter time periods, as in the case with the Company, decreases in interest rates generally would adversely affect net interest income, while increases in interest rates generally would have the opposite effect. However, because earning assets and sources of funds do not reprice in exactly the same manner as interest levels change, the preceding table should not be viewed as a sole indicator of how the Company will be affected by changes in interest rates. It is the Company's policy to seek to reduce its exposure to the adverse effects of volatile interest rates. Evaulating and managing this potential exposure is a continual challenge in a changing environment and a primary objective of the Company's asset/liability management policy. The Company has an asset/liability committee which meets weekly to discuss the management of interest rate risk, liquidity and funds management.

Investment Securities

The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and also contains miscellaneous equity securities. Total investment securities at December 31, 1995 were $19.7 million compared to $16.7 million at December 31, 1994. This increase is attributable to the purchase of $11.8 million in U.S. government agency callable notes and $1.0 million in U.S. treasury securities, partially offset by sales totaling $2.0 million of the Bank's holdings in an adjustable rate mutual fund for financial institutions, $1.0 million in mortgage backed securities and maturities of $7.0 million in U.S. treasury securities.

The following tables set forth the book value and maturities of investment securities and weighted average yields at December 31, 1995, 1994 and 1993:


                                                       December 31, 1995              December 31, 1994
                                                       ------------------           ------------------------
(dollars in thousands)                                Book Value        Yield       Book Value        Yield
- ------------------------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations maturing
  in 1-5 years                                         $ 5,014           5.6%            $4,852       5.8%
  Mortgage backed securities maturing
  in over 10 years                                         787           7.5                858       7.5
  Equity/mutual fund                                     2,000           6.2              3,894       5.6
  Other                                                    125             -                320       2.9
                                                      --------                         --------
                                                        $7,926           5.9%            $9,924       5.9%
                                                        ======                           ======

Held to maturity:

U.S. government obligations maturing
  in one year or less                                  $   993           6.5%            $6,822       5.2%

U.S. government agency callable notes
  maturing after    1-5 years (final maturity)           8,991           6.6                  -
                    5-10 years (final maturity)          1,802           7.3                  -         -
                                                      --------                        ---------
                                                        10,793           6.7                  -         -
                                                       -------                        ---------
                                                       $11,786           6.7%            $6,822       5.2%
                                                       =======                        =========


                                                                                     December 31, 1993
                                                                                    ---------------------
(dollars in thousands)                                                            Book Value       Yield
- ----------------------------------------------------------------------------------------------------------

U.S. government and
agency obligations:
  maturing 1 year or less                                                                $  628       3.5%
  maturing after 1-5 years                                                                    -         -
                                                                                         ------
                                                                                            628       3.5
Other bonds and notes:
  maturing after 1-5 years                                                                    -         -
  maturing after 10 years                                                                     -         -
Other securities                                                                            408       2.3
                                                                                        -------
Total investments                                                                        $1,036       3.0%
                                                                                        =======


Loans

Loans, net of unearned income, decreased $9.1 million (or 8.3%) from $109.6 million at December 31, 1994 to $100.5 million at December 31, 1995. The reasons for the decrease are (i) $14.4 million in early loan payoffs, (ii) reclassification during 1995 of approximately $1.0 million of loans to real estate owned, (iii) amortization of $3.6 million, and (iv) charge-off of loans totaling approximately $1.3 million, partially offset by new loan volume of $11.2 million.

The decline in loan balances in 1995 represents the continuation of a five year trend that is largely the result of a combination of two factors: Coastal's financial difficulties during this period and the FDIC's cross guaranty claim against Coastal, which resulted from the 1991 failure of Suffield Bank.

Coastal's financial difficulties had two primary adverse effects on the Bank's ability to generate new loan volume and retain existing loan customers. First, as a result of the Order to Cease and Desist among the Bank, the FDIC and the Maine Bureau of Banking effective January 30, 1992, Coastal was required to improve its ratio of Tier 1 capital to total assets to 6.0% by December 31, 1993, from the December 31, 1991 level of 4.42%, with incremental improvement required at six month intervals. As a result of this requirement, management effected a strategy of selective balance sheet shrinkage. The reduction in asset size, from $212.6 million at December 31, 1991 to $170.2 million at December 31, 1993, along with the Bank's return to profitability in 1993 resulted in the Bank's Tier 1 capital to total assets ratio improving to 6.24% at December 31, 1993. At December 31, 1995, this ratio had further improved to 9.19%.

Secondly, the Bank's financial difficulties resulted in the need for management to expend significant resources addressing the asset quality problems which were the primary source of the Company's operating losses. The focus on asset quality improvement resulted in a reduction in nonperforming assets from a peak level of $29.2 million at July 31, 1992 to $7.5 million at December 31, 1995. In combination with the need to reduce the size of Coastal's deposit and loan balances, this focus on asset quality improvement resulted in significantly reduced efforts at loan originations, except for residential mortgage loans which were primarily originated with an intent to sell these loans in the secondary mortgage market.

The uncertainties surrounding the resolution of the FDIC's cross guaranty claim contributed further to the decline in the Bank's loan balances. Management was required to devote significant resources towards negotiating a satisfactory settlement of the cross guaranty claim and subsequently, towards determining the best alternative for repaying the FDIC Note. Also, for an extended period of time the cross guaranty claim created uncertainties with respect to the future of the Bank. These uncertainties adversely affected Coastal's ability to develop new commercial and retail loan business. Further, until the Company chose among the alternatives for repaying the FDIC Note, certain management initiatives were deferred, including those relating to the development of new loan and deposit business. Until late 1995, the Bank's commercial real estate lending has been primarily limited to the restructuring of existing commercial real estate loans and the financing of real estate owned.

The Bank began expanding in mid-1995 its residential and consumer lending capabilities, and subsequently has experienced a significant increase in new loan originations. In early 1996, the combination of the continued improvement in overall asset quality and the announcement relating to the Company's plans to recapitalize, has recently allowed the Bank to begin focusing more resources on the generation of new commercial loans.

Coastal is an approved seller and servicer by and for the Federal National Mortgage Association. At December 31, 1995, Coastal was servicing $53.7 million of loans which were owned by others, as compared to $57.0 million at December 31, 1994. Servicing fee income related to these loans is reported as other income in the consolidated statements of operations and for the years ended December 31, 1995 and 1994, was $179,000 and $58,000, respectively. Servicing fee income for 1994 reflects a $132,000 charge, resulting from higher than anticipated prepayments of serviced loans.

Coastal continues to be active in secondary market transactions primarily through the sale of residential mortgage loans and mortgage-backed securities that it originates, although lower interest rates led to an increase in prepayments of off balance sheet serviced loans in 1995. The sale of long-term fixed rate mortgage loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Bank's asset/liability policy), generate future fee income and provide additional funds for lending and liquidity.

Allowance For Loan Losses

The following table represents the allocation of the allowance for loan losses ("Allowance") at December 31, 1995, 1994 and 1993. The percentages represent the percent of loans in each category to total loans.

                                                                         December 31,
                                                1995                         1994                     1993
                                        -------------------          ----------------------   --------------------
                                                    Percent                      Percent                  Percent
                                                   of Loans                     of Loans                 of Loans
                                                   to Total                     to Total                 to Total
(dollars in thousands)                    Amount     Loans            Amount      Loans          Amount    Loans
- ----------------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
     Residential                          $   82       30.8%          $   66       30.2%         $   80        32.2%
     Commercial                            2,216       50.5            3,322       54.6           3,000        50.2
Real estate construction loans                --        --                --         --               4          .3
Commercial and industrial loans               13        2.5               46         .6              38         2.4
Consumer and other loans                     120       16.2              141       14.6             177        14.9
Unallocated                                  228         --              467         --             343          --
                                        --------  ---------         --------  ---------        --------   ---------
Total                                     $2,659      100.0%          $4,042      100.0%         $3,642       100.0%
                                          ======      =====           ======      =====          ======       =====

Allowance as a percentage of loans                     2.65%                       3.67%                       2.95%

Allowance as a percentage of
     nonperforming loans                              47.96%                      66.47%                      64.11%

Allowance as a percentage of
     nonperforming loans
     (excluding restructured loans)                  125.60%                      87.90%                     247.92%


The Allowance at December 31, 1995 equaled $2,659,000 as compared to $4,042,000 at December 31, 1994. The reduction in the Allowance is the result of substantial loan charge-offs in the amount of $1,333,000 and negative provision expense totaling $425,000, partially offset by loan loss recoveries of $375,000. The loan charge-offs were largely associated with previously identified loan loss exposure taken into consideration as part of management's review of the adequacy of the Allowance at December 31, 1994. The negative provision for loan loss expense for the year of $425,000 was largely the result of management's determination as part of its December 31, 1995 review of the Allowance that a surplus existed in the Allowance, leading to the decision to effect a reversal of provision for loan loss expense in the amount of $675,000 in the fourth quarter of 1995.

The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category for the past five years:


                                                                         December 31,
                                         ---------------------------------------------------------------------
(dollars in thousands)                       1995           1994            1993           1992           1991
- --------------------------------------------------------------------------------------------------------------
Balance at beginning
   of period                              $ 4,042        $ 3,642        $  4,280       $  6,098       $  9,185
Deconsolidation of Suffield Bank                                                                        (4,400)
Charge-offs:
   Real estate mortgage loans              (1,113)          (178)         (1,197)        (2,726)        (3,665)
   Real estate construction loans              --             --             (28)          (121)          (201)
   Commercial and industrial loans           (142)            --             (55)          (178)          (712)
   Consumer and other loans                   (78)          (112)            (89)          (143)          (218)
                                            -----          -----           -----          -----          -----
Total charge-offs                          (1,333)          (290)         (1,369)        (3,168)        (4,796)
Recoveries:
   Real estate mortgage loans                 172            127             179            165             34
   Commercial and industrial
       loans                                  170            410             543             21              2
   Consumer and other loans                    33             46              39             28            106
                                          -------       --------         -------        -------        -------
Total recoveries                              375            583             761            214            142
                                           ------        -------          ------         ------        -------
Net (charge-offs) recoveries                 (958)           293            (608)        (2,954)        (4,654)
                                           ------        -------          ------          -----          -----
Provision for loan losses                    (425)           107             (30)         1,136          5,967
                                           ------        -------         -------         ------        -------
Balance at end of period                   $2,659         $4,042          $3,642         $4,280         $6,098
                                           ======         ======          ======         ======         ======

Net charge-offs as a percentage
   of average loans                          .91%           (.25)%          .46%          1.76%          2.39%

The provision for loan losses for the years ended December 31, 1995, 1994 and 1993 have declined significantly in comparison to prior years. This is due to a combination of factors, including (i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years,
(ii) a reduction or elimination of loss exposure previously allocated against certain loans generally coming about as a result of improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

The balance of the Allowance declined $1,383,000 during the year ended December 31, 1995. For some time prior to the beginning of the year ended December 31, 1995, management believed that a significant reduction in the level of the Allowance as compared to the December 31, 1992, 1993 and 1994 balances of $4,280,000, $3,642,000 and $4,042,000, respectively, was likely at some future point, possibly as early as December 31, 1995. This expectation was based both upon management's analysis of the loan portfolio and the fact that banks recovering from a period of loan quality problems typically experience a decline in the level of the allowance for loan loss reserves. This is because banks experiencing loan quality problems typically increase their allowance for loan loss through increases in provision expense in order to reserve against anticipated higher future levels of loan losses. Typically over time, individual loan losses within such loan portfolios are quantified and charged-off against the allowance for loss. As loan quality improves, and the amount of new exposure requiring additional loan loss declines, the amount of charge-offs against the Allowance often signficantly exceeds the amount of offsetting new provision expense and loan loss recoveries. For example, Coastal's large decline in the balance of the Allowance for the year ended December 31, 1992, to $4,280,000 from the December 31, 1991 level of $6,098,000, was attributable to this factor. During 1995, as a result of loan restructures, loan payoffs and paydowns, management was able to quantify the loss exposure associated with a number of large loans against which significant loan loss reserves were allocated. In total, the resulting charge-offs were significantly less than the level of reserves allocated against the individual loans. The reduced level of charge-offs in combination with significant loan loss recoveries in the amount of $375,000 in 1995, resulted in the determination at year end, in accordance with the Bank's allowance for loan loss policy, that the balance of the Allowance would be significantly in excess of that required to cover the loan loss exposure estimated to exist in the loan portfolio unless the bank effected a provision expense reversal. As a result, a provision expense reversal in the amount of $675,000 was recorded in the fourth quarter of 1995, reducing the Allowance to $2,659,000. This resulted in total negative provision expense for the year ended December 31, 1995 of $425,000.

Though the amount of charge-offs for the year ended December 31, 1995 of $1,333,000 was high as compared to the prior year level of $290,000, this is largely the result of the timing of the quantification of the losses and related charge-offs associated with several of the large loans mentioned above. As mentioned above, to a significant degree by December 31, 1994, the prospective loss exposure associated with these loans had already been recognized and was reflected in the balance of the Allowance.

While the current level of the Allowance is believed to be adequate, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to loan default. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse effect on the performance of the loan portfolio that could result in the need for an increase in the Allowance. Conversely, further improvement in overall asset quality, favorable economic conditions or a favorable local real estate market could positively affect the Allowance.


Nonperforming Assets

Information with respect to nonperforming assets is set forth below:

                                                                          December 31,
                                             -------------------------------------------------------------------
(in thousands)                                 1995           1994            1993           1992           1991
- ----------------------------------------------------------------------------------------------------------------

Nonaccrual loans                             $1,948         $4,340          $1,220         $4,103        $10,638
Accruing loans past due
     90 days or more                            169            258             249            194            565
Restructured loans                            3,427          1,483           4,212          7,455          7,678
Real estate owned                             1,973          2,222           5,299          3,833          1,828
Financed real estate owned                       --             --             450          1,535             --
In-substance repossessions                      n/a            703             197          7,262          6,594
                                         ----------        -------         -------        -------        -------
                                            $ 7,517        $ 9,006         $11,627        $24,382        $27,303
                                            =======        =======         =======        =======        =======

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:

                                                        December 31,
                                          -------------------------------------
(in thousands)                               1995           1994           1993
- -------------------------------------------------------------------------------

Real estate mortgage loans:
 Residential                              $   386        $   115        $   126
 Commercial                                 5,007          5,667          5,420
Real estate construction loans                 --             --             --
Commercial and industrial loans                --            156             12
Consumer and other loans                      151            143            123
                                         --------       --------       --------
Total loans                               $ 5,544        $ 6,081        $ 5,681
                                          =======        =======        =======


The following table sets forth certain information regarding nonperforming commercial loans:

                                       December 31, 1995          December 31, 1994            December 31, 1993
                                    -----------------------     ----------------------      --------------------
(dollars in thousands)             Number of    Outstanding    Number of    Outstanding    Number of   Outstanding
Type of Property Security            Loans        Balance        Loans        Balance        Loans       Balance
- ----------------------------------------------------------------------------------------------------------------

1-4 Family Residential                  1         $  158             3         $  308            2        $  238
5 or more Family Residential            5            977             5          1,073            5           970
Non-Residential Real Estate             5          3,872             3          4,286            5         4,212
Commercial and Industrial              --             --             2            156            2            12
                                      ---     ----------           ---       --------          ---     ---------
                                       11         $5,007            13         $5,823           14        $5,432
                                       ==         ======            ==         ======           ==        ======

Although the level of nonperforming assets declined in 1995, the level of nonperforming assets had a significant adverse effect on interest income. Interest income that would have been recorded in the year ended December 31, 1995 on nonaccrual and restructured loans under their original terms was $487,000. Interest income actually recorded on these loans in 1995 was $406,000. Management believes that the level of nonperforming assets will continue to decline in 1996. However, this expectation is predicated on continued stabilization of the real estate market and local economy, along with a continuation of the trend in lower default rates for commercial real estate loans. This favorable trend could be adversely affected by an increase in interest rates.

Nonperforming loans were $5.5 million, or 5.5%, of total loans at December 31, 1995, as compared to $6.1 million, or 5.5%, of total loans at December 31, 1994. Included in nonperforming loans at December 31, 1995 and 1994 are $3.4 million and $1.5 million, respectively, of restructured loans which are performing in accordance with the material terms of the restructuring.

Impaired Loans

Management reviews loans on a case by case basis to determine which loans should be classified as impaired. If management believes there is a high probability of a loss of principal or interest, then such loans are determined to be impaired. At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 totaled $3.7 million, of which $230,000 related to loans with no allocated reserve because the loans have been partially written down through charge-offs and $3.5 million related to loans with corresponding allocated reserves of $398,000 for the year ended December 31, 1995. Included in the impaired loans amount is $301,000 in nonaccrual loans and $3.4 million in restructured loans. All impaired loans were secured by real estate at December 31, 1995 and accounted for by the lower of the fair value of the collateral or amortized loan value.

Potential Problem Loans

Though the real estate market has improved to some degree as compared to the depressed conditions of several years ago, management recognizes that the overall soft Maine real estate market creates an increased risk that currently performing loans could become nonperforming. In particular, management believes that the greatest exposure is in the area of currently performing potential problem commercial real estate loans.

These loans, not otherwise identified as nonperforming, nonaccrual or as a troubled debt restructuring, are largely secured by income-producing properties located in Maine. In many cases, the borrowers on these loans have experienced inadequate rental revenues, increased vacancies and cash flow problems. Most of these potential problem loans were originated in the late 1980's.

At December 31, 1995, the Bank had identified approximately $6.9 million of currently performing but potential problem loans. Such loans represented 4.7% of total assets, ranging in size from $4,000 to $1.8 million. This compares to $9.0 million of potential problem real estate loans at December 31, 1994, a 23.5% decrease. Of the 1995 total, three loan relationships (property type other) involving seven loans represent $5.5 million, or 79.2%. During the first quarter of 1996, a $500,000 payment was applied against one of the three larger loan relationships.

The following table sets forth certain information regarding potential problem loans at December 31, 1995:

                                            Number of             Balance
Type of Security Property           Outstanding Loans      (in thousands)
- --------------------------------------------------------------------------

Apartments                                          6             $ 2,647
Industrial                                          1               1,362
Single family                                       4                 119
Other                                              13               2,757
                                                   --              ------
                                                   24              $6,885
                                                   ==              ======

Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming loans could result in the need for increased provisions for loan losses. As of December 31, 1995, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, determined in accordance with the

Bank's allowance for loan loss policy, is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

Real Estate Owned

Real estate owned ("REO") consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of outstanding loan obligations, and sales of REO properties financed by Coastal which do not meet the requirements of Financial Accounting Standards Board ("FASB") Statement No.
66. At December 31, 1995, REO totaled approximately $2.0 million and consisted of $1.4 million of office buildings and mixed use commercial buildings, $0.5 million of apartment buildings and $0.1 million of land.

Liquidity - Coastal

Deposits totaled $125.7 million at December 31, 1995, a decrease of $4.3 million (or 3.4%) from the level of $130.0 million at December 31, 1994.

On February 22, 1996, the Bank entered into an agreement to sell its Kezar Falls branch to Maine Bank & Trust Company. Included in the sale are all of the branch's deposits (totaling approximately $9.9 million at December 31, 1995), the real estate and certain of the furniture, fixtures and equipment of the branch. The agreement between the Bank and Maine Bank & Trust Company is expected to be consummated during the second quarter of 1996, subject to the receipt of appropriate regulatory approvals.

Coastal has the capability of borrowing additional funds from the Federal Home Loan Bank ("FHLB") of Boston with three-day advance notice when adequately secured by qualified collateral. In addition, effective as of June 8, 1993, the FHLB of Boston restricted new advances to maturities of six months or less as a result of the cross guaranty claim. On May 1, 1995, the Bank received a letter from the FHLB of Boston stating that it would lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year. See Note I to the Consolidated Financial Statements for information relating to advances from the FHLB of Boston. Coastal is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window" provided that assets are pledged to the Federal Reserve Bank's satisfaction.

Unfunded loan commitments for December 31, 1995 and 1994 were approximately $8.0 million and $7.8 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1995 and 1994.

The breakdown of such commitments is as follows:

(in thousands)                                         1995              1994
- -----------------------------------------------------------------------------

Real estate mortgage:
   Residential                                       $  174            $   85
   Commercial                                            --                --
Construction                                             --                --
Commercial lines of credit                              191               615
Consumer lines of credit                              7,649             7,137
                                                    -------           -------
Total                                                $8,014            $7,837
                                                     ======            ======

Coastal expects to fund these commitments through its traditional sources previously described and believes that liquidity is adequate.

Liquidity - Parent

On a parent company only basis, the Company conducts no separate operations. Its business consists of the business of its banking subsidiary. In addition to the FDIC Note in the principal amount of $9.0 million issued by the Company to the FDIC on January 31, 1995 in connection with the settlement of the cross guaranty claim, the Company's expenses primarily include Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between Coastal and the Company based upon the relative benefits derived. At December 31, 1995, the Company's assets (other than its investment in its subsidiary) consisted of $99,000 in cash and fixed assets of $8,000.

The principal source of cash for the Company is dividend payments from Coastal; however, as described in Note J to the Consolidated Financial Statements, there exist certain restrictions regarding the ability of Coastal to transfer funds.

Following the receipt of appropriate regulatory approvals, on November 30, 1994 and November 13, 1995 Coastal paid the Company cash dividends of $175,000 and $200,000, respectively, for certain current and anticipated operating expenses of the Company.

Capital - Coastal

The table below sets forth the regulatory capital requirements and capital ratios for Coastal at December 31, 1995:

(dollars in thousands)

Tier 1 capital (Leverage) to total assets (1)ratio
    Qualifying capital                                                 $13,296
    Actual %                                                              9.19%
    Minimum requirement %                                                 6.00%
    Average assets for fourth quarter                                 $144,658

Tier 1 capital to risk-weighted assets
    Qualifying capital                                                 $13,296
    Actual %                                                             14.32%
    Minimum requirement %                                                 4.00%

Total capital to risk-weighted assets (Tier 1 and Tier 2)
    Qualifying capital                                                 $14,475
    Actual %                                                             15.59%
    Minimum requirement %                                                 8.00%
    Gross risk-weighted assets                                         $92,821

Note: As described in Note A to the Consolidated Financial Statements, the Memorandum of Understanding among Coastal, the FDIC and the Maine Bureau of Banking requires Coastal to maintain a Tier 1 capital to total assets ratio of 6.0% or greater. Coastal's Tier 1 capital to total assets ratio at December 31, 1995 was 9.19%.

(1) Calculated on an average quarterly basis

Capital - Company

The Federal Reserve capital adequacy guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, as did the Company for each of the quarters ended March 31, 1995, June 30, 1995, September 30, 1995 and December 31, 1995, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or
(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that "debt held by the general public" is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. The FDIC Note is not considered to be "debt held by the general public" for purposes of such capital guidelines. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets of 9.19%, 14.32%, and 15.59%, respectively, at December 31, 1995 were in complaince with such guidelines. If the Company were required to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 2.74%, 4.27% and 5.54%, respectively.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Item 8, "Financial Statements and Supplementary Data -- Note J," for dividend restrictions.


RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994.

Net Income

For the year ended December 31, 1995, the Company had net income of $1.7 million compared to a net loss of $8.9 million at December 31, 1994. The improvement in earnings for 1995 is primarily attributable to three items: (i) the 1994 net loss included a $9.0 million extraordinary charge to earnings upon the issuance of a Note to the FDIC for the waiver and release of the cross guaranty claim against the Bank, (ii) a negative provision for loan losses in 1995 of $425,000, and (iii) a reduction in other expenses of $1.1 million. Each of these principal components of the Company's operating results is discussed below.

Net Interest Income

Net interest income for the year ended December 31, 1995 was $5.9 million, compared to $6.0 million for the year ended December 31, 1994. Included in the 1995 net interest income total is interest expense of $0.4 million for the Company's $9.0 million Note to the FDIC.

Changes in net interest income are caused by changes in interest rates, changes in the mix of earning assets and sources of funds, changes in the level of earning assets and sources of funds and changes in the amount of non-earning assets and non-interest sources of funds. Overall, the Company's interest income for 1995 decreased $73,000 as a result of a $973,000 reduction in interest income due to the decline in total interest earning assets, which was offset in part by an increase in interest income of $900,000 from higher rates received on interest earning assets. Interest expense increased by $124,000. This was the result of increased interest expense of $921,000 due to an increase in the rates paid on interest bearing liabilities partially offset by reduced interest expense of $797,000 associated with lower balances of interest bearing liabilities. For further detail, see the rate/volume analysis that follows.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 1995 was $(425,000) as compared to $107,000 for the year ended December 31, 1994. In the fourth quarter of 1995, the Company posted a $675,000 provision expense reversal resulting from the determination by management that the level of the Allowance was at a level estimated to be in excess of that required to adequately cover the loss exposure estimated by management to be inherent within the loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

The Company's policy is to fund the Allowance by charging operations in the form of provision for loan loss expense which represents estimated loss exposure based on periodic evaluations of the loan portfolio and current economic trends. The Company continues to hold a large concentration of commercial real estate loans. The ultimate collectibility of the Company's commercial real estate loan portfolio is particularly susceptible to changes in local real estate market conditions. Deterioration in the local economy or real estate market, or upward movement in interest rates, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan losses.

Management believes that the Allowance is adequate at December 31, 1995 and that foreclosed real estate is recorded at the lower of cost or estimated fair value (minus estimated costs to sell). While management uses available information to recognize losses on loans and real estate owned, future additions to the Allowance and write-downs may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers, loan real estate collateral or real estate owned, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of real estate owned. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of real estate owned, based on their judgments on information available to them at the time of their examination.

Other Income

Other income in 1995, including investment securities gains and losses, was $572,000 as compared to $429,000 in 1994. This increase is primarily the result of a $132,000 charge to earnings in 1994 establishing a valuation reserve against the deferred mortgage servicing assets as a result of higher than anticipated prepayments of serviced loans.

Other Expenses

The following table summarizes 1995 and 1994 other expenses:
                                                                      Increase
(dollars in thousands)                     1995          1994        (Decrease)
- -------------------------------------------------------------------------------

Salaries and employee benefits            $2,092        $2,020          $   72
Occupancy                                    440           568            (128)
Net cost of operation of REO and ISR          56           527            (471)
Other operating expenses                   2,606         3,163            (557)
                                         -------       -------        --------
                                          $5,194        $6,278         $(1,084)
                                          ======        ======         =======

The decrease in total expenses from 1994 to 1995 is mainly attributable to four items: (i) in 1994 the Company incurred $812,000 in expenses associated with the settlement of the cross guaranty claim versus approximately $300,000 in 1995,
(ii) the net cost of REO declined by $471,000 ($258,000 from reduced expenses (net of revenues) resulting from fewer REO properties and decreased vacancies, and $213,000 resulting from a reduction in write downs from REO properties),
(iii) the cost of FDIC insurance expense on deposits declined $216,000 resulting from a decrease in the Bank's assessment rate, and (iv) a reduction in occupancy expenses resulting from the closure of two banking offices in the second and third quarters of 1994.


Comparison of Year Ended December 31, 1994 to Year Ended December 31, 1993.

Net Income

For the year ended December 31, 1994, the Company had a net loss of $8.9 million, compared to net income of $0.7 million for the year ended December 31, 1993. This decrease was primarily attributable to two items. First, as a result of the consummation of the Amended and Restated Settlement Agreement on January 31, 1995, First Coastal issued to the FDIC a Note in the amount of $9.0 million in consideration of the waiver and release of the cross guaranty claim against the Bank. First Coastal recorded the Note and recognized an extraordinary charge to earnings in the amount of $9.0 million at December 31, 1994. Second, expenses related to the settlement of the cross guaranty claim totaled $812,000 for the year ended December 31, 1994.

Net Interest Income

Net interest income for the year ended December 31, 1994 was $6.1 million, an increase of $0.6 million as compared to $5.5 million for the year ended December 31, 1993. This increase is mainly attributable to a rising interest rate environment for the year ended December 31, 1994 and which resulted in an increase in rates on existing adjustable rate loans and investments. Notwithstanding the increased rate environment that was experienced throughout 1994, the Company's rates paid on deposit transaction accounts remained relatively unchanged, thereby increasing the spread on Earning Assets versus Sources of Funds, positively impacting net interest income. However, earning assets and sources of funds do not reprice in exactly the same manner as interest levels change. Another factor contributing to the increase in net interest income was the investment of interest earning deposits in higher earning securities of approximately $15.7 million throughout 1994.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 1994 was $107,000 as compared to negative provision expense of $30,000 for the year ended December 31, 1993. In 1992 and 1991, significant provisions were made to recognize the perceived deteriorating real estate market. In 1993, there was present a more stable environment. Also, many of the previously recognized loan problems were worked out or reclassified to a foreclosed status. In addition, loan balance levels declined in 1993 and 1994 compared to prior years.

Other Income

Other income in 1994, including investment securities gains and losses, was $429,000 as compared to $1,422,000 in 1993. This decrease was primarily the result of a decrease in gain on sales of mortgage loans as a result of a steady reduction in loan origination volume caused by rising interest rates experienced during 1994; consequently, fewer mortgage backed securities were sold. Additionally, the Company posted an unrealized loss on loans held for sale of $134,000 in the second quarter of 1994. The 1994 servicing fee income for loans serviced for others reflects a $132,000 charge to earnings in establishing a valuation reserve against the deferred mortgage servicing asset as a result of higher than anticipated prepayments of serviced loans.

Other Expenses

The following table summarizes 1994 and 1993 other expenses:
                                                                       Increase
(dollars in thousands)                          1994         1993     (Decrease)
- --------------------------------------------------------------------------------

Salaries and employee benefits                $2,020       $2,218         $(198)
Occupancy                                        568          595           (27)
Net cost of operation of REO and ISR             527          593           (66)
Other operating expenses                       3,163        2,752           411
                                             -------      -------         -----
                                              $6,278       $6,158          $120
                                              ======       ======          ====

The most significant increases in other operating expenses for the year ended December 31, 1994 were the expenses related to the settlement of the cross guaranty claim which amounted to $812,000 of which $677,000 was for legal expenses and $135,000 was for accounting and professional services. All other operating expense categories, exclusive of expenses related to the settlement of the cross guaranty claim, decreased by a net of $692,000, primarily resulting from staff reductions, two branch closures and normal cost cutting measures throughout most operating expense categories.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in rates (change in rate multiplied by old volume); (ii) changes in volume (change in volume multiplied by old rate); and (iii) changes in rate/volume (change in rate multiplied by the changes in volume which is proportionately distributed to the volume and rate changes).

The table illustrates the relative effect of changes in interest rates and the Company's net earning assets on its net interest income.

                                         Year Ended December 31, 1995
                                                  Compared to
                                         Year Ended December 31, 1994
                                  ------------------------------------------
                                     Increase (Decrease)
                                           Due to
                                  -------------------------
(in thousands)                       Rate           Volume             Total
- ------------------------------------------------------------------------------

Interest income:
  Loans(1)                           $450            $(887)            $(437)
  Investments held to maturity        123              160               283
  Investment available for sale        37               65               102
  Interest earning deposits           294             (242)               52
  Assets held for sale                 (4)             (69)              (73)
                                  -------          -------            ------
    Total interest income             900             (973)              (73)
                                    -----           ------            ------

Interest expense:
  Savings                              67             (229)             (162)
  Other time deposits                 510               19               529
  FHLB advances                       (75)            (587)             (662)
  FDIC Note                           419                -               419
                                    -----         --------             -----
    Total interest expense            921             (797)              124
                                    -----            -----             -----
Net change in net interest income
  before provision for loan losses  $ (21)          $ (176)           $ (197)
                                    =====           ======            ======

(1) For purposes of these computations, nonaccrual loans are included in the average balance volumes.


                                           Year Ended December 31, 1994
                                                    Compared to
                                           Year Ended December 31, 1993
                                    ------------------------------------------
                                       Increase (Decrease)
                                             Due to
                                    -------------------------
(in thousands)                         Rate           Volume             Total
- --------------------------------------------------------------------------------
Interest income:
  Loans(1)                            $( 32)         $(1,384)          $(1,416)
Investments                              23              498               521
  Interest earning deposits             252             (145)              107
  Assets held for sale                  (19)            (161)             (180)
                                      -----          -------             -----
    Total interest income               224           (1,192)             (968)
                                       ----           ------             -----

Interest expense:
  Savings                              (116)            (113)             (229)
  Other time deposits                  (218)            (365)             (583)
  FHLB advances                        (120)            (596)             (716)
                                       ----           ------            ------
    Total interest expense             (454)          (1,074)           (1,528)
                                       ----           ------            ------
Net change in net interest
  income before provision
  for loan losses                      $678           $( 118)           $  560
                                       ====           =======           ======

(1) For purposes of these computations, nonaccrual loans are included in the average balance volumes.

Average Balance Sheets

The table below shows the major items that affected net interest income for each of the three years in the period ended December 31, 1995.

                                                                           Year Ended December 31,
                                                          1995                        1994                          1993
                                           -----------------------------  ---------------------------  ---------------------------
                                             Average              Yield/   Average             Yield/    Average             Yield/
                                             Balance   Interest     Rate   Balance  Interest     Rate    Balance   Interest   Rate
                                             ---------------------------   --------------------------    -------------------------
Assets:
Loans (1)(2)                                $105,742     $9,642     9.12% $115,940   $10,079     8.69%  $131,795    $11,494   8.72%
Investments
   Investments 1993                                                                                        3,692        194   5.25
   Available for sale                          9,782        606     6.20     8,658       504     5.82         --         --     --
   Held to maturity                            7,917        494     6.24     4,504       210     4.68         --         --     --
Interest earning deposits                     15,889        945     5.95    21,808       894     4.10     26,747        787   2.94
Assets held for sale                             372         20     5.38     1,471        93     6.32      3,591        273   7.60
                                            --------    -------           --------   -------            --------   --------
Total interest earning assets                139,702     11,707     8.38   152,381    11,780     7.73    165,825     12,748   7.69
Noninterest earning assets                     6,444                        10,206                        15,880
                                            --------                      --------                      --------
Total assets                                $146,146                      $162,587                      $181,705
                                            ========                      ========                      ========

Liabilities:
Savings                                     $ 60,159    $ 1,644     2.73% $ 68,911   $ 1,806     2.62%  $ 72,955     $2,035   2.79%
Other time deposits                           61,344      3,333     5.43    60,930     2,804     4.60     68,288      3,387   4.96
FHLB advances                                  7,253        454     6.26    15,296     1,116     7.30     22,679      1,832   8.08
FDIC Note(3)                                   9,000        419     4.66        25        --       --         --         --     --
                                            --------    -------           --------  --------             -------     ------
Total interest bearing liabilities           137,756      5,850     4.25   145,162     5,726     3.94    163,922      7,254   4.43
Noninterest bearing deposits                   4,973                         5,798                         6,132
Noninterest bearing liabilities                  565                         1,002                         1,844
Stockholders' equity                           2,852                        10,625                         9,807
                                            --------                      --------                      --------
Total liabilities and stockholders'equity   $146,146                      $162,587                      $181,705
                                            ========                      ========                      ========
Net interest income                                    $  5,857                     $  6,054                         $5,494
                                                       ========                     ========                         ======
Net interest rate spread (4)                                        4.13%                        3.79%                        3.26%
Net interest margin (5)                                             4.19%                        3.97%                        3.31%

(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts outstanding.
(2) Included in interest income on loans are loan fees of $95,000, $277,000 and $251,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
(3) The FDIC Note bears interest commencing upon issuance on January 31, 1995 at a rate of 5.0% for the first year and 6.5% for the second year.
(4)  Return  on  interest   earning   assets  less  cost  of  interest   bearing
     liabilities.
(5)  Net interest income divided by average earning assets.

Impact of Inflation  and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could continue to significantly affect the Company's earnings in future periods.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
  First Coastal Corporation:

We have audited the accompanying consolidated balance sheets of First Coastal Corporation (the "Company") and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Coastal Corporation and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note B to the consolidated financial statements, on January 1, 1995, the Company changed its method of accounting for impaired loans to adopt the provisions of Financial Accounting Standards Board Statement No. 114 and as of January 1, 1994, changed its method of accounting for investments to adopt the provisions of Financial Accounting Standards Board Statement No. 115.



Coopers & Lybrand, L.L.P.
Portland, Maine
February 5, 1996


CONSOLIDATED BALANCE SHEETS
First Coastal Corporation and Subsidiary
                                                                              December 31,
                                                                  ---------------------------------
(in thousands, except share and per share amounts)                   1995                      1994
- ---------------------------------------------------------------------------------------------------
ASSETS
Noninterest earning deposits and cash - Note C                     $4,466                    $4,701
Interest earning deposits                                           4,375                     6,636
                                                                  -------                   -------
  Cash and Cash Equivalents                                         8,841                    11,337

Federal funds sold                                                 10,000                    10,000

Trading securities                                                      -                       915

Investment securities - Note D:
 Held-to-maturity                                                  11,786                     6,822
 Available-for-sale (at market value)                               7,926                     9,924
                                                                  -------                   -------
                                                                   19,712                    16,746

Federal Home Loan Bank stock-at cost                                1,315                     1,315
Assets held for sale - Note B                                        281                       185

Loans - Note E                                                    100,550                   109,656
Less:Deferred loan fees, net                                          (22)                      (31)
     Allowance for loan losses - Note F                            (2,659)                   (4,042)
                                                                 --------                 ----------
                                                                   97,869                   105,583

Premises and equipment - Note G                                     3,073                     2,941
Accrued income receivable                                           1,004                       783
Real estate owned and repossessions                                 1,973                     2,925
Other assets                                                        1,385                     1,482
                                                              -----------               -----------
  TOTAL ASSETS                                                   $145,453                  $154,212
                                                                 ========                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits - Note H                                                $125,665                  $130,037
Advances from Federal Home Loan Bank - Note I                       6,000                    12,612
FDIC Note - Note A                                                  9,000                     9,000
Accrued expenses and other liabilities                                791                       549
                                                              -----------               -----------
  TOTAL LIABILITIES                                               141,456                   152,198

STOCKHOLDERS' EQUITY - Notes J and K
Preferred stock, $1 par value; Authorized
 1,000,000 shares; none outstanding
Common Stock, $1 par value: Authorized
 6,700,000 shares; issued and outstanding
 1995 and 1994 - 600,361 shares - Note K                              600                       600
Paid-in capital                                                    29,375                    29,375
Retained earnings (deficit)                                       (26,016)                  (27,676)
Unrealized gain (loss) on available for sale securities                38                      (285)
                                                             ------------              ------------

  TOTAL STOCKHOLDERS' EQUITY                                        3,997                     2,014
                                                              -----------               -----------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $145,453                  $154,212
                                                                 ========                  ========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
First Coastal Corporation and Subsidiary
                                                                   Year Ended December 31,
                                                     -----------------------------------------------
(in thousands, except per share amounts)                   1995              1994              1993
- ----------------------------------------------------------------------------------------------------
Interest and Dividend Income
 Interest and fees on loans                               $9,662           $10,172           $11,767
 Interest and dividends on investment securities:
     Taxable interest income                                 832               425                69
     Dividends                                               268               290               125
Other interest income                                        945               893               787
                                                        --------          --------          --------
Total Interest and Dividend Income                        11,707            11,780            12,748

Interest Expense
Deposits - Note H                                          4,977             4,610             5,422
Borrowings:
     Advances from Federal Home Loan Bank                    454             1,116             1,832
     FDIC Note                                               419                 -                 -
                                                        --------      ------------     -------------
Total Interest Expense                                     5,850             5,726             7,254
                                                         -------          --------         ---------
Net Interest Income                                        5,857             6,054             5,494

Provision for loan losses - Note F                          (425)              107               (30)
                                                        --------         ---------         ----------
Net Interest Income After Provision for Loan Losses        6,282             5,947             5,524

Other Income
Service charges on deposit accounts                          257               284               300
Other service charges and fees                                78                81                67
Gain (loss) on investment securities transactions             (4)               38                99
Gain (loss) on sales of mortgage loans                        17                (8)              606
Other                                                        224                34               350
                                                         -------          --------          --------
                                                             572               429             1,422
                                                         -------           -------           -------
Other Expenses
Salaries and employee benefits - Note L                    2,092             2,020             2,218
Occupancy - Note G                                           440               568               595
Net cost of operation of real estate owned                    56               527               593
Other - Note P                                             2,606             3,163             2,752
                                                         -------            ------           -------
                                                           5,194             6,278             6,158
                                                         -------            ------           -------
Income Before Income Taxes,
   Minority Interest and Extraordinary Item                1,660                98               788
Income tax benefit - Note M                                    -                 -                (4)
Minority interest                                              -                 -                44
                                                        --------          --------            ------

Income Before Extraordinary Item                           1,660                98               748
Extraordinary Item -
Charge to earnings as a result of the settlement
   of the cross guaranty claim - Note A                        -             9,000                 -
                                                     -----------        ----------       -----------
NET INCOME (LOSS)                                        $ 1,660           $(8,902)           $  748
                                                         =======          =========          =======

PER SHARE AMOUNTS
Weighted Average Shares Outstanding - Note K             600,361           600,361           600,361
Income Per Share before Extraordinary item                $ 2.77            $  .16           $  1.25
                                                        ========      ============          ========
Net Income (Loss) per share                               $ 2.77         $ (14.83)           $  1.25
                                                        ========        ==========          ========

See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary

                                                                                                    Net
                                                                                             Unrealized
                                                                                             Gain (Loss)
                                                                             Retained      on Available
                                            Common           Paid-In         Earnings          for Sale
(in thousands)                               Stock           Capital         (Deficit)       Securities            Total
- ------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1992               $6,007           $22,645         $(19,522)                -           $9,130
   Reverse stock split;
   One-for-ten - Note K                     (5,407)            5,407                -                 -                -
                                         ----------        ---------      -----------      ------------      -----------
Balances at December 31, 1992,
   as restated                                 600            28,052          (19,522)                -            9,130
   1993 net income                                                                748                 -              748
                                         ---------      ------------        ---------      ------------         --------
Balances at December 31, 1993                  600            28,052          (18,774)                             9,878
   1994 net loss                                                               (8,902)                            (8,902)
   Increase in net unrealized loss on
      available for sale securities              -                 -                -           $  (285)            (285)
   Repurchase of minority interest               -             1,323                -                 -            1,323
                                         ---------         ---------    -------------      ------------          -------
Balances at  December 31, 1994                 600            29,375          (27,676)             (285)           2,014
   1995 net income                                                              1,660                              1,660
   Increase in net unrealized gain on
      available for sale securities              -                 -                -               323              323
                                         ---------     -------------    -------------          --------        ---------
Balances at December 31, 1995               $  600           $29,375         $(26,016)         $     38          $ 3,997
                                            ======           =======         ========          ========          =======



See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
First Coastal Corporation and Subsidiary                                                           Year Ended December 31,
                                                                                     -----------------------------------------------
(in thousands)                                                                              1995           1994           1993
- ------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Income (loss)                                                                         $1,660        $(8,902)          $748
Adjustments to reconcile net income to net cash provided by operating activities:
   Charge to earnings as a result of the settlement of the cross guaranty claim                -          9,000              -
   Provision for loan losses                                                                (425)           107            (30)
   Writedowns of REO and ISR                                                                  13            226            467
   Depreciation and amortization                                                             292            300            323
   Amortization of investment security (discounts)                                          (248)          (183)            (2)
   Realized investment securities (gains) losses                                               4            (38)           (99)
   (Gains) losses from assets held in trading accounts                                       (33)            93              -
   Realized (gains) on assets held for sale                                                  (17)            (8)          (606)
   (Increase) decrease in trading account securities                                         948         (1,008)             -
   Net change in assets held for sale                                                        (79)         3,244          4,067
   Decrease (increase) in interest receivable                                               (221)           (78)           252
   Increase (decrease) in interest payable                                                   392            (45)           (77)
   Net change in other assets                                                              1,988          4,016          5,991
   Net change in other liabilities                                                          (150)          (129)           182
                                                                                       ---------         -------       -------
Net cash provided by operating activities                                                  4,124          6,595         11,216

Investing Activities
   (Increase) in federal funds sold                                                            -        (10,000)             -
   Maturities of securities                                                                    -              -          1,233
   Maturities of securities held to maturity                                               8,000            634              -
   Sales of securities                                                                         -              -          7,069
   Sales of securities available for sale                                                  2,324            233              -
   Purchases of investment securities                                                          -              -         (5,176)
   Purchases of investment securities available for sale                                      (2)        (8,990)             -
   Purchases of investment securities held to maturity                                   (12,721)        (6,648)             -
   Net change in loans                                                                     7,187         12,306         19,924
   Net (purchases) of premises and equipment                                                (424)           (86)            (2)
   Decrease in Federal Home Loan Bank Stock                                                    -              -            344
                                                                                      ----------    -----------      ---------
Net cash provided (used) by investing activities                                           4,364        (12,551)        23,392

Financing Activities
   Net change in deposits                                                                 (4,372)       (10,550)       (15,731)
   Proceeds from borrowings                                                                    -              -          5,000
   Payments on borrowings                                                                 (6,612)        (5,496)        (8,141)
   Purchase of Coastal Bancorp's minority interest                                             -           (200)             -
                                                                                    ------------      ----------     ---------
Net cash used by financing activities                                                    (10,984)       (16,246)       (18,872)
                                                                                         -------        --------       --------

Increase (decrease) in cash and cash equivalents                                          (2,496)       (22,202)        15,736
Cash and cash equivalents at beginning of period                                          11,337         33,539         17,803
                                                                                         -------        -------        -------
Cash and cash equivalents (interest and non- interest bearing) at end of period          $ 8,841        $11,337        $33,539
                                                                                         =======        =======        =======

Noncash Investing and Financing Activities
   FDIC Note                                                                                   -         $9,000              -
   Change in unrealized holding losses on investment securities available for sale          $323            285              -
   Securities available for sale collateralized by portfolio mortgage loans                    -          1,003              -
   Transfer of loans to real estate owned and in-substance repossessions                     952            827         $2,847

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 1995

Note A. REGULATORY MATTERS

Settlement of FDIC Cross Guaranty Claim

On September 6, 1991, First Coastal Corporation (the "Company") announced that its Connecticut subsidiary, Suffield Bank, was placed into receivership by the Connecticut Banking Department and the Federal Deposit Insurance Corporation ("FDIC") was appointed as the receiver. Under the Federal Deposit Insurance Act ("FDIA"), as amended by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), commonly-controlled depository institutions such as Suffield Bank and Coastal Savings Bank ("Coastal" or the "Bank") are liable for any loss incurred by the FDIC, or any loss which the FDIC reasonably anticipates incurring, in connection with the default of one or more of the commonly-controlled institutions. The FDIC had up to two years from September 6, 1991 to assert a cross guaranty claim against the Bank.

On September 3, 1991, the Company announced that Coastal had filed an application with the FDIC for a waiver of any cross guaranty liability arising from Suffield Bank. On September 9, 1992, the FDIC notified Coastal that it had denied this request. The FDIC also indicated that it had authorized the issuance of an assessment of liability under the cross guaranty provision and claimed an anticipated loss to the Bank Insurance Fund resulting from the failure of Suffield Bank in an amount which, if successfully asserted, would likely result in the appointment of a receiver for Coastal. The FDIC delegated to the Director of Supervision the authority to negotiate a settlement of the cross guaranty liability prior to issuing a notice of assessment. On September 1, 1993, the FDIC notified Coastal that it had until February 14, 1994 or such later date as may be extended by the FDIC, to reach a settlement with the FDIC over the FDIC's cross guaranty claim against Coastal resulting from the September 1991 failure of Suffield Bank. In establishing a February 14, 1994 deadline for payment of the cross guaranty liability, the FDIC indicated that its intention was to negotiate a reasonable settlement of the cross guaranty claim, which would enable the FDIC to maximize its recovery of losses incurred as a result of the failure of the affiliated Suffield Bank.

On April 26, 1994, the Company, Coastal Bancorp ("Bancorp") and the Bank entered into a definitive Settlement Agreement with the FDIC (the "Original Settlement Agreement"). The Original Settlement Agreement provided that in consideration for the waiver of the FDIC's cross guaranty claim against the Bank, the FDIC would receive shares of a new class of convertible preferred stock of Coastal, representing on conversion a 95% ownership position in the Bank. The waiver of the cross guaranty claim was conditional and would become final and unconditional upon the earlier of the date on which no shares of the convertible preferred stock were outstanding or three years after the closing date of the settlement, provided there had been no judicial determinations (or pending actions asserting) that the stock was not validly issued, fully paid or non-assessable.

Pursuant to the Original Settlement Agreement, the preferred stock would automatically convert to common stock upon its sale by the FDIC to any third party. The outstanding common stock of

Coastal, representing a 5% ownership interest in the Bank on a post conversion basis, would continue to be held by the Company. While the preferred stock was to be voting stock, the FDIC agreed to grant a revocable proxy to Coastal so that such shares would be voted in proportion to the votes cast by the other holders of the Bank's common stock, subject to certain exceptions and limitations.

In connection with the execution of the Original Settlement Agreement, Bancorp paid the FDIC $200,000 and the FDIC delivered to Bancorp the shares of preferred and common stock it held in Bancorp as receiver of Suffield Bank and a waiver and release with respect to any rights related to the stock. As a result of Bancorp's purchase of the stock, First Coastal became the owner of 100% of the outstanding capital stock of Bancorp.

On July 20, 1994, prior to the Company submitting the Original Settlement Agreement to its stockholders for approval, the United States Court of Federal Claims issued an opinion in a case captioned Branch v. United States, No. 93-133C ("Branch"), which raised significant taking issues under the U.S. Constitution adverse to the FDIC in connection with its assertion of cross guaranty claims. After considering the Branch decision, the Boards of Directors of the Company and the Bank concluded that it was in the best interests of the Company, the Bank and the Company's stockholders to seek to modify the terms of the Original Settlement Agreement.

Following extensive negotiations by the parties, the FDIC, the Company and the Bank entered into the Amended and Restated Settlement Agreement dated as of November 23, 1994 (the "Amended and Restated Settlement Agreement"), providing for the settlement of the FDIC's cross guaranty claim against the Bank.

On January 31, 1995, following the receipt of stockholder approval, the Company, Coastal and the FDIC consummated the Amended and Restated Settlement Agreement, pursuant to which the Company issued to the FDIC a non-recourse promissory note (the "Note" or the "FDIC Note") in the principal amount of $9.0 million in consideration of the unconditional and irrevocable waiver and release of the cross guaranty claim. As a result of the consummation of the Amended and Restated Settlement Agreement, the Company recognized an extraordinary charge to earnings of $9.0 million in the financial statements for the year ended December 31, 1994. The Company's obligations under the Note are secured by a pledge by the Company of 100,000 shares of common stock, par value $1.00 per share, of the Bank ("CSB Common Stock"), representing 100% of the outstanding CSB Common Stock, pursuant to a Stock Pledge Agreement between the Company and the FDIC dated January 31, 1995 (the "Stock Pledge Agreement"). The Stock Pledge
Agreement  provides  that the  Company  retains  the right to  receive  all cash dividends declared and paid on the pledged shares of CSB Common Stock and to exercise all voting rights with respect to such shares for so long as no event of default exists thereunder. Payment of principal and interest under the Note is deferred until the "Maturity Date," which is January 31, 1997. If prior to such Maturity Date the Company and the Bank have entered into a definitive agreement regarding either an acquisition or recapitalization of the Company and the Bank that, in either case, provides the Company with proceeds sufficient to pay the FDIC the unpaid principal amount and interest under the Note, the Maturity Date will be extended until the earlier of (i) July 31, 1997, (ii) the first business day following January 31, 1997 on which such definitive agreement is terminated or (iii) the date of closing of the acquisition or recapitalization of the Company and the Bank.

The Note bears interest (i) at a rate per annum equal to 5% from January 31, 1995 through February 1, 1996 and at a rate per annum equal to 6.5% thereafter (compounded quarterly) to and including the earlier of (x) the date on which the FDIC receives payment of the unpaid principal amount and accrued interest in full or (y) the day prior to the Maturity Date; or alternatively, in the event that there is an acquisition of the Bank by a third party, (ii) in an aggregate amount equal to one half of any proceeds over $11.5 million received by the Company from the sale of the Bank. The Amended and Restated Settlement Agreement provides that if the Bank is sold prior to the Maturity Date, the aggregate consideration paid by the acquiror in connection with such transaction will be distributed in satisfaction of the Company's obligations under the Note as follows: the first $9.0 million will be paid to the FDIC, the next $2.5 million of such consideration will be paid to the Company, and any consideration over $11.5 million will be divided equally between the FDIC and the Company.

On January 31, 1996, the Company announced that it intends to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the Company's $9.0 million FDIC Note. As part of the recapitalization, the Company expects to raise approximately $3.0 to $4.0 million through an offering of its common stock, including a rights offering to the Company's existing stockholders. The offering will be made only by means of a prospectus. In addition to the proceeds from the common stock offering, the Company also expects to use funds derived from dividends from the Bank and the proceeds from a loan to satisfy its obligation under the FDIC Note. The recapitalization and related transactions are subject to a number of conditions, including the receipt of appropriate regulatory approvals, and there can be no assurance that such recapitalization and related transactions will be consummated or that the Company will be successful in repaying the FDIC Note. The Company anticipates that the recapitalization would be completed in the third quarter of 1996.

FDIC Order to Cease and Desist and Memorandum of Understanding

Effective as of January 23, 1992, Coastal consented to an Order to Cease and Desist (the "Order") issued by the FDIC and concurred with by the Maine Bureau of Banking (the "Maine Bureau of Banking"). The Order required Coastal to cease and desist from operating with an excessive volume of adversely classified assets, engaging in any lending or management practices which are detrimental to the Bank, engaging in violations of applicable laws and regulations, operating with inadequate loan documentation, engaging in practices which produce inadequate operating income and excessive loan losses, operating with inadequate allowance for loan losses for the kind and quality of loans held, failing to submit Reports of Condition and Income to the FDIC in accordance with instructions, operating with inadequate liquidity and operating with excessive interest rate risk exposure. The Order also required that certain affirmative actions be taken relating to the preparation of certain plans and analyses and the maintenance of specified capital ratios.

Effective December 8, 1994, the FDIC terminated the Order. The Order was replaced with a Memorandum of Understanding ("Memorandum") among the Bank, the FDIC and the Maine Bureau of Banking effective as of November 22, 1994. The Memorandum provides, among other things, that (i) the Bank continue to maintain its allowance for loan and lease losses in accordance with applicable regulatory requirements, (ii) the Board of Directors of the Bank continue to review the adequacy of the Bank's loan and lease loss reserves and provide for adequate reserves, (iii) the Bank continue to have a Tier 1 capital to total assets ratio at or in excess of 6.0%, (iv) the Bank continue to comply with the FDIC's Statement of Policy on Risk-Based Capital, (v) the Bank provide monthly progress reports regarding substandard or doubtful assets, (vi) the Bank agree not to extend or renew credit to, or for the benefit of, any borrower who or which has a loan or other extension of credit with the Bank that has been charged-off or classified in whole or in part, loss, doubtful or substandard and is uncollected unless certain conditions are met, (vii) the Bank not declare or pay any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking, and (viii) the Bank continue to furnish written progress reports detailing the form and manner of any action taken to seek to secure compliance with the Memorandum. In addition, the Board of Directors is required to develop a written plan of action to reduce the Bank's risk position with respect to each borrower who had outstanding principal debt owing to the Bank in excess of $500,000 and for the formulation of a strategic plan and policies covering investments, funds management and various lending policies.

Federal Reserve Memorandum of Understanding

In March 1988, the Company entered into a Memorandum of Understanding with the Federal Reserve Bank of Boston which provided, among other things, for the formulation of plans and policies covering capital adequacy, funds management, the Company's management information system and the adoption of a written dividend policy consistent with the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") regarding the payment of cash dividends by bank holding companies. Management originally addressed these matters by developing plans and policies which were submitted to the Federal Reserve in 1988, and updated such plans and policies in 1992 and 1995. Effective March 13, 1995, the Federal Reserve Bank of Boston terminated the Memorandum of Understanding.

Note B.  ACCOUNTING POLICIES

Business

First Coastal Corporation (formerly Suffield Financial Corporation), a Delaware Corporation, was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation, which was the bank holding company of Coastal Savings Bank, a Maine chartered, stock savings bank, on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's principal operating subsidiary. On July 26, 1994, Coastal Bancorp was dissolved with the effect that the Bank became a direct wholly-owned subsidiary of the Company. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial and small business loans. Deposits are federally insured by the Bank Insurance Fund ("BIF"), which is administered by the FDIC.

Coastal Savings Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion to a Maine stock savings bank.

Basis of Presentation

The consolidated financial statements of the Company and subsidiary have been prepared in conformity with generally accepted accounting principles and reporting practices applied in the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Prior period amounts are reclassified when necessary to conform with the current year's presentation. Set forth below is a summary of the significant accounting policies.

Most of the Company's commercial real estate loans as of December 31, 1995 are collateralized by real estate in Maine which has experienced a significant decline in value since the market peak in the late 1980's. In addition, all of the real estate owned ("REO") are located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of REO have been impacted by this real estate market decline and are particularly susceptible to changes in market conditions in Maine.

While management uses available information to recognize losses on loans and REO, future additions to the allowance for loan losses ("Allowance") or writedowns  may be  necessary  based  on  changes  in  economic  conditions.  In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

New Accounting Standards

In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 122, Mortgage Servicing Rights, which amends FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities. This standard eliminates the distinction between purchased and originated mortgage servicing rights and establishes the use of a valuation allowance to recognize any impairment in the fair value of mortgage servicing rights. The Company believes that there will be no material impact to its financial position and results of operations upon adopting FASB Statement No. 122 when required in 1996.

In addition, during October 1995, FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which establishes fair-value based accounting to recognize compensation expense related to stock-based transactions. For employers, the fair-value based recognition provisions are not mandatory;
however certain disclosure requirements are provided. The Company intends to comply with the disclosure requirements when required in 1996 and expects no material impact to its financial statements or results of operations upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities

Effective January 1, 1994, with the implementation of FASB Statement No. 115, investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. There was no effect to the Company's financial statements or results of operations on January 1, 1994 as a result of implementing FASB Statement No. 115. For the year ended December 31, 1995, investment securities classified as available for sale increased in fair value by $323,000 as a result of declining interest rates.

As of December 31, 1995, the Company's investment accounting policy states that all securities purchased with an original maturity of over one year, other than mortgage backed securities originated by the Bank with current loan production, will be classified as available for sale. Securities purchased with an original maturity of one year or less, or callable U.S. government agency notes, will be considered held-to-maturity. Mortgage backed securities originated by the Bank with current loan productions, will be classified as trading securities.

Assets Held for Sale Stated at Market Value

Assets held for sale, consisting primarily of residential mortgages originated for the purpose of potential sale, are valued at the lower of cost or market.

Loans

Interest on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes delinquent and, in management's opinion, borrowers may be unable to meet contractual obligations. Such accrual is discontinued where interest or principal is 90 days or more past due, unless the loans are deemed to be adequately secured and in the process of collection. In these instances, interest is recognized only when received. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the Allowance.

Loan origination fees and certain direct loan origination costs are deferred and the new amount amortized as an adjustment to the related loan yield over the estimated contractual life of the loan.

Allowance for Loan Losses

The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

The Company adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, with the exception of all collateral-dependent loans, which are measured for impairment based on the fair value of the collateral. The adoption of FASB Statement No. 114 resulted in no additional provision for loan losses as determined at January 1, 1995 and December 31, 1995.

Real Estate Owned ("REO")

REO, other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings or in satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date of foreclosure and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated provisions for depreciation and amortization, computed using the straight-line method over estimated useful lives.

Income Taxes

The Company adopted FASB Statement No. 109, Accounting for Income Taxes, in 1993 which requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 1995, the Company estimated that net operating loss ("NOL") carryforwards for federal income tax return purposes of $6.8 million were available to offset future taxable income. Due to the uncertainty that the benefit of net deferred tax assets will be realized, a full valuation allowance has been recorded at December 31, 1995 and December 31, 1994.

Retirement Benefits

Coastal has a non-contributory defined benefit pension plan covering substantially all of their officers and employees. The benefit formula is based on a covered employee's final average compensation and credited service. The funding policy for this plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Bank may periodically determine to be appropriate.

Note C. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 1995 are subject to withdrawal and usage restrictions of $100,000 to be maintained at the Federal Reserve Bank of Boston to meet Coastal's reserve requirements.

Note D. INVESTMENT SECURITIES

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1995:

                                                                         December 31, 1995
                                                  --------------------------------------------------------------
                                                                         Fair             Gross            Gross
                                                   Amortized           Market        Unrealized       Unrealized
(in thousands)                                          Cost            Value             Gains           Losses
- ----------------------------------------------------------------------------------------------------------------
Available for Sale:
    U.S. government obligations                      $ 4,998           $5,014              $ 23           $   (7)
    Mortgage backed securities                           765              787                22                -
    Equity/mutual fund                                 2,000            2,000                 -                -
    Other                                                125              125                 -                -
                                                     -------           ------           -------          -------
                                                      $7,888           $7,926              $ 45            $  (7)
                                                      ======           ======              ====            =====

Held to Maturity:
    U.S. government obligations                      $   993           $  995              $  2                -
    U.S. government agency
       callable notes                                 10,793           10,914               121                -
                                                     -------          -------              ----          -------
                                                     $11,786          $11,909              $123                -
                                                     =======          =======              ====          =======

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1994:

                                                                          December 31, 1994
                                                  ---------------------------------------------------------------
                                                                         Fair             Gross            Gross
                                                   Amortized           Market        Unrealized       Unrealized
(in thousands)                                          Cost            Value             Gains           Losses
- -----------------------------------------------------------------------------------------------------------------
Available for sale:
    U.S. government obligations                      $ 4,993           $4,852                 -           $ (141)
    Mortgage backed securities                           896              858                 -              (38)
    Equity/mutual fund                                 4,000            3,894                 -             (106)
    Other                                                320              320                 -                -
                                                   ---------          -------         ---------        ---------
                                                     $10,209           $9,924                 -           $ (285)
                                                     =======           ======         =========           ======
Held to maturity:
    U.S. government obligations                       $6,822           $6,792                 -            $ (30)
                                                      ------           ------         ---------            -----
                                                      $6,822           $6,792                 -            $ (30)
                                                      ======           ======         =========            =====

Trading securities:
    Mortgage backed securities                        $1,008            $ 915                 -            $ (93)
                                                      ------            -----         ---------            -----
                                                      $1,008            $ 915                 -            $ (93)
                                                      ======            =====         =========            =====


The following is a summary of gross realized gains and losses on investment securities sold for 1995, 1994 and 1993. The 1995 and 1994 security gains and losses were all related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                                              December 31,
                                               ------------------------------------------------------------------------
                                                      1995                       1994                      1993
                                                    Gross Realized             Gross Realized            Gross Realized
                                               ---------------------     ----------------------     --------------------
(in thousands)                                  Gains       Losses         Gains       Losses        Gains       Losses
- -----------------------------------------------------------------------------------------------------------------------
Sales of:
U.S. government obligations                         -            -             -            -        $  62            -
U.S. government agency                          $   1            -             -            -           59            -
Mortgage-backed securities                          -            -             -            -            -            -
Equity securities                                   7        $ (12)        $  38            -            -        $ (22)
                                               ------        -----         -----      -------     --------        -----
                                                $   8        $ (12)        $  38            -         $121        $ (22)
                                                =====        =====         =====      =======         ====        =====

The following table represents the contractual maturities for investments in debt securities for each major security type at December 31, 1995:

                                                                          December 31, 1995
                                                  -------------------------------------------------------------
                                                                              Maturing
                                                  -------------------------------------------------------------
                                                                    After One        After Five
                                                      Within       But Within        But Within         After
(in thousands)                                      One Year       Five Years         Ten Years       Ten Years
- ----------------------------------------------------------------------------------------------------------------
Available for sale:
    U.S. government obligations                       $4,020           $  994                                  -
    Mortgage backed securities                             -                -                 -           $  787
                                                  ----------        ---------         ---------           ------
                                                      $4,020           $  994                 -           $  787
                                                      ======           ======         =========           ======

Held to maturity:
    U.S. government obligations                       $  993                -                -                 -
    U.S. government agency callable
       notes (final maturity)                              -           $8,991            $1,802                -
                                                   ---------           ------            ------        ---------
                                                      $  993           $8,991            $1,802                -
                                                      ======           ======            ======        =========

Investment securities gains and losses as reported in the consolidated statement of operations include for the years ended 1995, 1994 and 1993, a loss of $4,000, a gain of $38,000 and a loss of $99,000, respectively.

At December 31, 1995, the Company had $200,000 of securities pledged as collateral to secure public and private deposits.


Note E. LOANS

Loans consisted of the following:
                                                     December 31,
                                             -------------------------
(in thousands)                                 1995               1994
- ----------------------------------------------------------------------

Real estate mortgage loans:
    Residential                            $ 30,966           $ 33,158
    Commercial                               50,797             57,997
Commercial and industrial loans               2,524              2,510
Consumer and other loans                     16,263             15,991
                                          ---------         ----------
                                           $100,550           $109,656
                                           ========           ========

Included in interest and fees on loans as reported in the consolidated statements of operations are origination, commitment, late charges and application fees for the years ended December 31, 1995, 1994 and 1993 of $95,000, $277,000, and $251,000, respectively.

As of December 31, 1995 and 1994, the Company was servicing loans for others of $53.7 million and $57.0 million, respectively. As of December 31, 1995 and 1994, Coastal had approximately $1,504,000 and $1,468,000 in excess residential mortgage servicing fees reflected in other assets. This amount is being amortized over the expected average life of the loans. Accumulated amortization was approximately $663,000 and $464,000 at December 31, 1995 and 1994, respectively. As of December 31, 1995 and 1994, the Bank reflects a valuation reserve of $132,000 against the deferred mortgage servicing asset as a result of higher than anticipated prepayments on serviced loans.

At December 31, 1995, Coastal had no binding commitments for the sale of mortgage loans held for sale.

At December 31, 1995, Coastal had $12,136,281 of loans pledged to the Federal Home Loan Bank ("FHLB") of Boston as collateral for outstanding advances of $6,000,000.

Information with respect to nonperforming loans was as follows:

                                                  December 31,
                                 ---------------------------------------------
(in thousands)                      1995               1994               1993
- ------------------------------------------------------------------------------

Nonaccrual loans                  $1,948             $4,340             $1,220
Accruing loans past due
    90 days or more                  169                258                249
Restructured loans                 3,427              1,483              4,212
                                  ------             ------             ------
                                  $5,544             $6,081             $5,681
                                  ======             ======             ======

Interest income recognized on nonaccrual and restructured loans totaled $406,000, $154,000 and $280,000 in 1995, 1994 and 1993, respectively. Had interest income on these year-end loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1995, 1994 and 1993 of $81,000, $130,000 and $28,000, respectively.

Management reviews impaired loans on a case by case basis. If management believes there is a high probability of a loss of principal or interest, then such loans are determined to be impaired. At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with FASB Statement No. 114 totaled $3.7 million, of which $230,000 related to loans with no allocated reserve because the loans have been partially written down through charge-offs and $3.5 million related to loans with corresponding allocated reserves of $398,000 (representing 15% of the Allowance of $2.7 million) for the year ended December 31, 1995. Included in the impaired loans total is $301,000 in nonaccrual loans and $3.4 million in restructured loans.

Impaired loans consisted of the following:

(in thousands)                                           December 31, 1995
- ---------------------------------------------------------------------------

Real estate mortgage loans:
    Residential                                                    $   301
    Commercial                                                       3,427
Real estate construction loans                                           -
Commercial and industrial loans                                          -
Consumer and other loans                                                 -
                                                                ----------
                                                                    $3,728
                                                                ==========

All impaired loans were secured by real estate at December 31, 1995 and accounted for by the lower of the fair value of the collateral or amortized book value.

Unfunded loan commitments for December 31, 1995 and 1994 were approximately $8.0 million and $7.8 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1995 and 1994.

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Coastal obtains collateral to secure loans based upon management's credit assessment of the borrower. Collateral held varies but may include receivables, inventory, equipment and real estate.


Note F. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                              Year Ended December 31,
                                 ----------------------------------------------
(in thousands)                       1995               1994               1993
- -------------------------------------------------------------------------------

Balance at beginning
    of year                        $4,042             $3,642             $4,280
Charge-offs                        (1,333)              (290)            (1,369)
Recoveries                            375                583                761
                                 --------           --------           --------
    Net charge-offs                  (958)               293               (608)
Provision for loan losses            (425)               107                (30)
                                 --------           --------           --------
Balance at end of year             $2,659             $4,042             $3,642
                                   ======             ======             ======

The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged-off.

While the current level of the Allowance is believed to be adequate, the Company continues to hold a large concentration of commercial real estate loans that remain vulnerable to loan default. Deterioration in the local economy or real estate market, or upward movements in interest rates, could have an adverse effect on the performance of the loan portfolio that could result in the need for an increase in the Allowance. Conversely, further improvement in the overall asset quality, favorable economic conditions or a favorable local real estate market could positively affect the Allowance.

The Allowance at December 31, 1995 equaled $2,659,000 as compared to $4,042,000 at December 31, 1994. The reduction in the Allowance is the result of substantial loan charge-offs in the amount of $1,333,000 and negative provision expense totaling $425,000, partially offset by loan loss recoveries of $375,000. The loan charge-offs were largely associated with previously identified loan loss exposure taken into consideration as a part of management's review of the Allowance at December 31, 1994. The negative provision for loan loss expense for the year of $425,000 was largely the result of management's determination as part of its December 31, 1995 review of the Allowance that a surplus existed in the Allowance, leading to the decision to effect a reversal of provision for loan loss expense in the amount of $675,000 in the fourth quarter of 1995.

Note G. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                      December 31,
                                             ---------------------------
(in thousands)                                 1995                 1994
- ------------------------------------------------------------------------

Land                                         $  423               $  423
Buildings and building improvements           2,774                2,670
Leasehold improvements                          371                  374
Equipment                                     2,715                3,001
                                             ------               ------
                                              6,283                6,468
Less:  Accumulated depreciation
       and amortization                       3,210                3,527
                                             ------               ------
                                             $3,073               $2,941
                                             ======               ======

Total rental expense for all leases was $75,000, $163,000 and $196,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Future minimum payments, by year and in the aggregate, for all noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:


(in thousands)                                             December 31,
- -----------------------------------------------------------------------------
                                                    1996                 $ 67
                                                    1997                   68
                                                    1998                   71
                                                    1999                   75
                                                    2000                   78
                                                                        -----
                                                                         $359
                                                                        =====

All leases are for premises and include options to renew for periods ranging from 1 to 5 years.

Note H. DEPOSITS

Deposits consisted of the following:
                                                         December 31,
                                                ----------------------------
(in thousands)                                        1995              1994
- ----------------------------------------------------------------------------

Noninterest bearing demand deposits                $ 5,128          $  5,425
Interest bearing demand deposits                    15,741            17,300
Savings and escrow deposits                         42,020            48,205
Time deposits                                       62,776            59,107
                                                ----------        ----------
                                                  $125,665          $130,037
                                                  ========          ========

Included in 1995 time deposits is $1,709,000 of deposits of $100,000 or more.

Detail of interest expense on deposits:

                                                    December 31,
                                   --------------------------------------------
(in thousands)                         1995              1994              1993
- -------------------------------------------------------------------------------

Interest bearing demand deposits     $  357            $  403            $  443
Savings deposits                      1,286             1,402             1,593
Other time deposits                   3,237             2,693             3,319
Time deposits of $100,000 or more        97               112                67
                                  ---------          --------         ---------
                                     $4,977            $4,610            $5,422
                                     ======            ======            ======

Total interest paid on deposits was $4,961,000, $4,420,000 and $5,470,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Note I. BORROWINGS

Advances From Federal Home Loan Bank of Boston

Maturities of advances from the FHLB of Boston outstanding at December 31, 1995 are as follows:

                                                              Weighted Average
                        (in thousands)              Rates      Interest Rate
- -------------------------------------------------------------------------------
           1997                 $2,000              6.06%              6.06%
           1998                  4,000        5.32%-5.92%              5.62%
                               -------
                                $6,000                                 5.77%
                                ======



Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. Depending on the ratio of tangible capital to assets as defined by the FHLB and certain other factors, each member bank is assigned by the FHLB to one of three collateral status groups:

         1. Blanket Lien Status - tangible capital of 4.5% or more of assets;
         2. Listing/Segregation Status - tangible capital below 4.5% of assets; and
         3. Delivery (Possession) Status - tangible capital below 3.5% of assets.

Although its tangible capital is above 3.5% of assets, Coastal is in delivery status. Because of the potential contingent liability of affiliated institutions within a holding company structure, the FHLB closely reviews the financial condition of a member bank's parent company. If a member Bank's parent holding company has a low tangible capital ratio or is experiencing substantial financial problems, the member Bank may be assigned to listing or delivery status. In connection with the waiver and release of the FDIC cross guaranty claim, the Bank requested the removal of the foregoing restrictions imposed by the FHLB. On May 1, 1995, the Bank received a letter from the FHLB stating that it will lengthen the maturity restriction on new fixed term and fixed rate advances from six months to one year.

Total interest paid on FHLB advances amounted to $498,000, $1,159,000 and $1,872,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

FDIC Note

No interest was paid on the FDIC Note for the year ended December 31, 1995. Under the terms of the Note, interest and principal are deferred until the Note's maturity date, which is January 31, 1997, subject to extension under certain limited circumstances. Interest accrued on the Note amounted to approximately $419,000 through December 31, 1995. (See Note A).

Federal Reserve Bank of Boston

Coastal also has been approved by the Federal Reserve Bank of Boston to obtain liquidity from its discount window. No funds have been, or are anticipated to be, obtained from this source.

Note J. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Payment of dividends by the Company on its stock is subject to various restrictions. Among these restrictions is a requirement under Delaware corporate law that dividends may be paid by the Company out of its surplus or, in the event there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Amended and Restated Settlement Agreement, which was consummated on January 31, 1995, prohibits the payment of dividends by the Company to its stockholders on any class of stock (except for a dividend paid in shares of the Company's common stock, or in any other stock of the Company) until the unpaid principal amount and interest under the Note are paid in full in accordance with the terms thereof.

The principal source of cash for the parent company would normally be a dividend from Coastal; however, certain restrictions also exist regarding the ability of Coastal to transfer funds to the Company in the form of cash dividends, loans or advances. The most significant of these are described below.

Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking.

The Amended and Restated Settlement Agreement provides that the Bank may not declare any dividends, except as necessary to pay the operating expenses of the Company as approved from time to time by both the FDIC and the Maine Bureau of Banking. The Amended and Restated Settlement Agreement further provides that such operating expenses may not include any amounts for accrued interest on the Note.

The Memorandum (effective November 22, 1994) provides that the Bank may not pay or declare any dividends without the prior written consent of the FDIC and the Maine Bureau of Banking.

On November 13, 1995 and November 30, 1994, following the receipt of appropriate regulatory approvals, Coastal paid the Company cash dividends of $200,000 and $175,000, respectively, for certain current and anticipated operating expenses of the Company.

Note K. REVERSE STOCK SPLIT

On May 31, 1995, the Company effected a one-for-ten reverse stock split with respect to the issued and outstanding shares of the Company's common stock, which was approved by the Company's stockholders on January 31, 1995. As a result of the reverse stock split, the number of outstanding shares of common stock of the Company was reduced from 6,006,745 shares (determined at the close of business on May 31, 1995) to 600,361 shares. As a result, approximately $5,407,000 was transferred from the Company's common stock account to paid-in capital. All applicable share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the reverse stock split.

Note L. BENEFIT PLANS

Pension Plan

The pension plan (the "Pension Plan") is a noncontributory defined benefit plan, which provides retirement benefits to substantially all Bank employees. Requirements for participation in the Pension Plan are that an employee work more than 1,000 hours per year, have completed at least one year of service and have attained twenty-one years of age. Employees become 100% vested after five years of eligible service subsequent to their eighteenth birthday.

The Bank contributes such amounts as are necessary to provide assets sufficient to meet the benefits to be paid under the terms of the Pension Plan. The Bank has made contributions in amounts sufficient to fund the Pension Plan's current service cost and the initial past service cost plus interest over a period of 30 years. The Pension Plan has met the ERISA minimum funding requirements.

The Bank has the right to discontinue its contributions at any time and to terminate the Pension Plan subject to the provisions of ERISA.

Pension expense for the Pension Plan was $14,000 for each of the years ended December 31, 1995 and December 31, 1994, as compared to a credit of $23,000 for the year ended December 31, 1993.

The following table sets forth the Pension Plan's funded status and amounts recognized in the consolidated financial statements:

                                                       Year Ended December 31,
                                                       ----------------------
(in thousands)                                          1995             1994
- -----------------------------------------------------------------------------

Actuarial Present Value of Benefit Obligations:
 Accumulated benefit obligation
  (including vested benefits
  obligation of $1,327 in 1995 and
  $1,241 in 1994)                                     $1,414           $1,300
 Effects of future salary increases                      185              138
                                                      ------           ------
 Projected benefit obligation                          1,599            1,438
Fair value of plan assets (primarily
  listed stocks, U.S. bonds and
  insurance contracts)                                 1,921            1,623
                                                       -----            -----
Plan assets in excess of projected
  benefit obligation                                     322              185
Unrecognized prior service cost                           (5)              (6)
Unrecognized transition amount                          (120)            (146)
Unrecognized loss                                        107              217
                                                      ------           ------
Prepaid pension expense                                $ 304           $  250
                                                       =====           ======

The components of net pension expense (credit) are as follows:

                                                  Year Ended December 31,
                                          -------------------------------------
(in thousands)                              1995           1994            1993
- -------------------------------------------------------------------------------

Service cost - benefits                      $62          $  67           $  36
Interest cost of projected
  benefits                                   110            102              90
Actual return on plan assets                (300)            18            (216)
Net amortization and deferral                142           (173)             67
                                           -----           ----          ------
Net pension expense (credit)              $   14          $  14           $ (23)
                                          ======          =====          =======


The weighted average discount rate used was 7.5%, 8.25% and 7.0% in 1995, 1994 and 1993, respectively, and the increase in future compensation levels used was 5.5%, 6.0% and 5.5% in 1995, 1994 and 1993, respectively, in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.0% for 1995, 1994 and 1993.

The Bank provides no post retirement benefits other than pensions.

Stock Option Plan

The Company has a Stock Option Plan ("Stock Option Plan") to purchase shares of common stock of the Company. Unless terminated by the Board of Directors, the Stock Option Plan will automatically terminate on September 18, 1996. The total number of shares of common stock for which options may be issued under the Stock Option Plan, adjusted as a result of the reverse stock split, is 55,189. A summary of transactions under the Stock Option Plan follows:

                                             Shares               Option
                                              Under             Price Range
                                             Option              Per Share
- -------------------------------------------------------------------------------

Outstanding at January 1, 1993                4,726         $35.90  -   $157.40
Cancelled                                      (934)        117.90  -    141.00
                                              ------        -------------------
Outstanding at December 31, 1993              3,792          35.90  -    157.40
Cancelled                                      (658)         35.90
                                              ------     ----------------------
Outstanding at December 31, 1994              3,134          92.50  -    157.40
Cancelled                                    (2,667)         92.50  -    141.00
                                              ------     ----------------------
Outstanding at December 31, 1995                467        $141.00  -   $157.40
                                             ======        ====================

Note M.  INCOME TAXES

Due to the uncertainty that the benefit of the net deferred tax assets will be realized, a full valuation allowance has been recorded at December 31, 1995 and 1994.

A summary of income tax benefits is as follows:

                                           Year Ended December 31,
                              -------------------------------------------
(in thousands)                    1995              1994             1993
- -------------------------------------------------------------------------

Current                              -                 -              $(4)
                                     -                 -
Deferred                      --------          --------           ------
                                     -                 -           $   (4)
                              ========          ========           =======

A reconciliation of the difference between income tax benefit and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest and extraordinary item is as follows:

                                                    Year Ended December 31,
                                            ----------------------------------
(in thousands)                                 1995           1994        1993
- ------------------------------------------------------------------------------

Federal income tax at statutory rate           $564            $33        $268
Increase (decrease)
  resulting from:
 Expiration of capital loss carryforwards     2,060              -           -
 Increase in net operating loss
  carryforwards                                (253)             -           -
 Net operating loss utilized                      -              -        (268)
 Change in valuation
  allowance                                  (2,454)           (35)          -
 Other items, net                                83              2          (4)
                                            -------       --------      -------
Income tax benefit                          $     0        $     0       $  (4)
                                            =======       ========      =======
- ------        -------       ------

Significant components of deferred income tax assets and liabilities at December 31, 1995 and 1994 are presented below:
                                                            December 31,
                                                     ---------------------
(in thousands)                                           1995         1994
- --------------------------------------------------------------------------

Deferred tax assets:
 Loans, principally due to
  allowance for losses                                   $904       $1,374
 REO, principally due to writedowns                       304          453
 Mark to market adjustments                                13          129
 Deferred loan fees                                         8           10
 Reserve for mortgage servicing rights                     45           45
 Investment writedowns                                     18           14
 Federal NOL credit and tax credit carryforward         2,392        2,139
 Capital loss carryforward                                 11        2,071
 State NOL credit carryforward                            143           81
FDIC Note                                               3,060        3,060
Other                                                      90           69
                                                      -------      -------
Total gross deferred tax assets before
  valuation reserve                                     6,988        9,445

Valuation reserve                                      (6,850)      (9,304)
                                                       ------       ------

Total gross deferred tax asset                            138          141
                                                      -------      -------

Deferred tax liabilities:
 Difference between tax and
  book basis of fixed assets                              138          141
                                                      -------       ------

Net deferred taxes                                   $      0     $      0
                                                     ========     ========

The net deferred tax asset at December 31, 1995 and December 31, 1994 is fully offset by a valuation allowance. The change in the balance of the valuation allowance in 1995 that is not allocated to continuing operations consists principally of the tax impact of the mark to market adjustment on available for sale securities. The amount of the valuation allowance will be reviewed annually or on an as needed basis.

At December 31, 1995, the Company had a NOL carryforward for federal income tax return purposes of approximately $6.8 million available to offset future taxable income. The NOL for federal income tax return purposes will expire in the years 1996 to 2010. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Companys's NOLs are subject to limitation as provided by the Code. See Note A regarding the determination of the Company to pursue a recapitalization as the means to facilitate the satisfaction of the FDIC Note.

In addition, as of December 31, 1995, the Company had a capital loss carryforward, which will expire in the years 1996 to 2000, of approximately $31,600 available to offset future capital gains, if any, from the sale of the Company's capital assets.

As of December 31, 1995, the Company had an Investment Tax Credit carryforward which will expire in the years 1997 to 2000, of approximately $77,000 available to offset future federal income taxes.

In 1990, Coastal Bancorp and its subsidiaries carried back their share of the consolidated net operating losses of the Suffield Financial Corporation and subsidiaries group to the years 1984, 1985 and 1986. Tentative tax refunds in the amount of $926,000 were paid to the Bank as a result of this carryback. In 1989 and 1990, Suffield Financial Corporation and Suffield Bank also carried back their share of the net operating losses of the group. A portion of the 1990 losses was carried back to the 1986 taxable year of the Suffield group as it existed before the acquisition of Coastal Bancorp and the Bank (the "Old Suffield Group") and resulted in a tentative refund of $1,973,000 and a portion of the 1989 losses was carried back to the years 1979 through 1985 of the Old Suffield Group and resulted in tentative refunds of $1,279,000.

All refunds in excess of $1.0 million must be approved by the Joint Committee on Taxation of the U.S. Congress. The Internal Revenue Service has reviewed and approved the refund claims and has forwarded the case to the Joint Committee on Taxation in Washington, D.C. with a recommendation that the refunds be approved as made. The final approval of the Joint Committee on Taxation is expected as early as the third quarter of 1996. If the Joint Committee on Taxation were to conclude that the losses were not eligible for the ten-year carryback, the Bank would be liable for the repayment of $926,000 of refunds plus interest and would increase its net operating loss carryforwards by $2.4 million. The Bank also believes that the requirements have been satisfied with respect to the carryback of 1989 and 1990 losses by Suffield Financial Corporation and Suffield Bank under the ten-year rule. In any event, none of the Company, Coastal Bancorp or the Bank were members of the Old Suffield Group in the above carryback years. Consequently, the Bank believes that in accordance with the consolidated return regulations, the Company, Coastal Bancorp or the Bank would not be liable for the repayment of any refunds generated by carryback to the Old Suffield Group.

The federal income tax returns of the Company have been examined and audited or closed without audit by the IRS for tax years through 1988 and such years are not subject to further IRS audit except with respect to carrybacks to those years.

NOTE N.  LITIGATION

As of December 31, 1995, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

Note O.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under FASB Statement No. 107 are as follows:
                                              December 31, 1995
                                             ----------------------
                                              Book             Fair
(in thousands)                               Value            Value
- -------------------------------------------------------------------

Financial Assets:
  Cash and cash equivalents (1)            $ 8,841         $  8,841
  Federal Funds sold                        10,000           10,000
  Trading Securities                             -                -
  Investment securities (2)
    Held-to-Maturity                        11,786           11,909
    Available for sale                       7,926            7,926
  Federal Home Loan Bank stock               1,315            1,315
  Assets held for sale                         281              281
  Loans, net of allowance (3)               97,869           99,837

Financial Liabilities:
  Deposits (4)                            $125,665         $128,273
  Borrowings (5)                            15,000           14,759

- --------------------


(1) The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.
(2) The fair value of investment securities is based on quoted market prices, if available. If prices are not available, quotes for similar instruments and/or information supplied to management is used.
(3) The fair market value for fixed and adjustable rate loans was estimated using the discounted cash flow analysis. Variable rate loans are considered to be at fair value, since such loans change directly with the market rates. The estimated fair value of nonperforming loans are calculated by using book value less the specific amount of allocated reserve from the allowance for loan losses.
(4) For deposit liabilities with no defined maturities, the fair value is the amount payable on demand. Term deposits were estimated using the discounted cash flow analysis.
(5) The fair value for FHLB borrowings and FDIC Note was estimated using the discounted cash flow analysis.


Note P. OTHER EXPENSES

Included in other expenses are:
                                          Year Ended December 31,
                                  -----------------------------------------
(in thousands)                      1995             1994             1993
- ---------------------------------------------------------------------------

Data processing                     $530             $534              $527
Equipment                            340              338               384
FDIC insurance                       190              406               451
Insurance-general                    168              268               330
Office                               273              258               294
Legal                                282              676               182
Advertising                          112               30                32
Other                                711              653               552
                                 -------         --------          --------
                                  $2,606           $3,163            $2,752
                                 =======         ========          ========


Note Q. FIRST COASTAL CORPORATION
          (PARENT COMPANY ONLY)
           FINANCIAL INFORMATION

BALANCE SHEETS
                                                                                        December 31,
(in thousands)                                                                     1995             1994
- --------------------------------------------------------------------------------------------------------
Assets
Cash                                                                           $      99          $    290
Investment in subsidiaries                                                        13,334            10,754
Fixed assets                                                                           8                13
                                                                                 -------           -------
  Total assets                                                                   $13,441           $11,057
                                                                                 =======           =======

Liabilities
Other liabilities                                                               $    444            $   43
FDIC Note                                                                          9,000             9,000
Stockholders' equity                                                               3,997             2,014
                                                                                 -------           -------
  Total liabilities and
   stockholders' equity                                                          $13,441           $11,057
                                                                                 =======           =======

STATEMENTS OF OPERATIONS
                                                                         Year Ended December 31,
(in thousands)                                                     1995             1994              1993
- ----------------------------------------------------------------------------------------------------------

Dividends                                                       $   200             $175                 -
Interest Income                                                       4                6          $      1
                                                                -------          -------          --------
                                                                    204              181                 1
Interest Expense:
 Interest on FDIC Note                                              419                -                 -
                                                                -------          -------          --------
                                                                    419                -                 -
                                                                -------          -------          --------
Net Interest Income (loss)                                         (215)               -                 -

Operating Expenses:
 Stockholder relations                                               76               59
 Professional fees                                                  293              156
 Other                                                               14                -               100
                                                                -------          -------          --------
                                                                    383              215               100
Loss before income
  tax, equity in undistributed
  net income of subsidiaries and
  extraordinary item                                               (598)             (34)              (99)
Income tax benefit                                                    -                -               (10)
Equity in undistributed net
  income of  subsidiaries                                         2,258              132               837
                                                                -------          -------          --------

Income before
 Extraordinary Item                                               1,660               98               748
Extraordinary Item -
Charge to earnings as a result of
 the settlement of the cross guaranty claim                           -            9,000                 -
                                                                -------          -------          --------
Net Income (loss)                                               $ 1,660          $(8,902)          $   748
                                                                =======          ========         ========

                                       A-79


STATEMENTS OF CASH FLOWS
                                                                         Year Ended December 31,
(in thousands)                                                     1995             1994              1993
- ----------------------------------------------------------------------------------------------------------

Operating Activities
Net income (loss)                                                $1,660         $ (8,902)             $748
Charge to earnings as a result of
 the settlement of the
 cross guaranty claim                                                 -            9,000                 -
Increase (decrease) in investment
   in subsidiary, due from subsidiary,
   other assets and other liabilities                            (1,851)             199              (794)
                                                                --------         -------           -------
Net cash used
   by operating activities                                         (191)            (101)              (46)
Cash flows from Investing
   Activities, other Net                                              -              379                 -
                                                                --------          ------           -------
Increase in cash and cash
   equivalents                                                     (191)             278                 -

Cash, beginning of year                                             290               12                58
                                                                -------          -------           -------

Cash, end of year                                               $    99          $   290          $     12
                                                                =======          =======          ========

Non-Cash Financing Activities
FDIC Note                                                                       $  9,000

See Note J for restrictions on the payment of dividends by Subsidiary to the Company.


Note R. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                       Quarter Ended,
                                                          --------------------------------------------------------------------
(in thousands, except per share information)                  3/31                6/30                9/30               12/31
- ------------------------------------------------------------------------------------------------------------------------------

1995
- ----
Interest income                                             $2,917              $2,935              $2,942              $2,913
Interest expense                                             1,399               1,458               1,492               1,501
                                                             -----               -----               -----               -----
Net interest income                                          1,518               1,477               1,450               1,412
Provision for loan losses                                      100                  75                  75                (675)
Other income                                                   168                 137                 125                 129
Securities and loan sales gains                                  -                   2                   3                   8
Other expense                                                1,361               1,327               1,210               1,296
                                                             -----               -----               -----               -----
Income before income taxes                                     225                 214                 293                 928
Income tax                                                       -                   -                   -                   -
                                                             -----               -----               -----               -----
Net income                                                   $ 225               $ 214               $ 293               $ 928
                                                             =====               =====               =====               =====

Shares outstanding                                         600,361             600,361             600,361             600,361
Earnings per share                                           $ .37               $ .36               $ .49              $ 1.55
                                                             =====               =====               =====              ======

1994
- ----
Interest income                                             $2,828              $3,036              $2,911              $3,005
Interest expense                                             1,489               1,452               1,433               1,352
                                                            ------              ------              ------              ------
Net interest income                                          1,339               1,584               1,478               1,653
Provision for loan losses                                       67                   -                  40                   -
Other income                                                   159                 157                  69                  14
Securities gains (losses)                                       72                (112)                 64                   6
Other expense                                                1,757               1,493               1,594               1,434
                                                            ------               -----              ------              ------
Income (loss) before income
  taxes, minority interest and
  extraordinary item                                          (254)                136                 (23)                239
Income tax                                                       -                   -                   -                   -
Minority interest                                              (11)                 11                   -                   -
                                                            -------             ------              ------              ------
Income (loss) before
 extraordinary item                                           (243)                125                 (23)                239
                                                            -------             ------              -------             ------
Extraordinary Item -
 Charge to earnings as a result of
 the settlement of the cross
 guaranty claim                                                  -                   -                   -               9,000
                                                             -----               -----               -----               -----
Net income (loss)                                          $  (243)            $   125             $   (23)            $(8,761)
                                                           ========            =======             ========            ========

Average shares outstanding                                 600,361             600,361             600,361             600,361
Earnings (loss) per share
 Income (loss) per share before
  Extraordinary item                                       $  (.41)            $   .21              $ (.04)          $     .40
                                                           ========            =======              =======          =========
 Net income (loss) per share                               $  (.41)            $   .21              $ (.04)            $(14.59)
                                                           ========            =======              =======            =======


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Directors

Pursuant to the Company's Restated Certificate of Incorporation, the directors are divided into three classes, as nearly equal in number as possible, with the number of directors as specified in the Company's Amended and Restated Bylaws. The term of office of only one class of directors expires in each year, and their successors are elected for terms of three years and until their successors are elected and qualified. Under the Amended and Restated Bylaws, the directors are divided into three classes, two of which are composed of one director and one of which is composed of two directors.

The following table sets forth the names of the directors of the Company. Each director of the Company also serves as a director of the Bank. Also set forth is certain other information with respect to each such person's principal occupation or employment during the past five years, the person's age at December 31, 1995 and the periods during which such person has served as a director of the Company.


                                   Age at             Member of         Term
Directors:                    December 31, 1995      Board Since       Expires
- ----------                    -----------------      -----------       -------
Roger E. Klein                       53               1990              1996
Normand E. Simard (1)                54               1987              1997
Edward K. Simensky                   54               1994              1997
Charles A. Stewart III               61               1995              1998
- -------------------

(1) Mr. Simard serves as Chairman of the Board of Directors of the Company and the Bank.

Directors:

Roger E. Klein is President and owner of the Interest Rate Futures Research Corporation of Princeton, New Jersey, a firm established in 1980 to manage money in the financial futures markets. In 1982, Mr. Klein established two affiliated companies, Futures Strategies Corporation and Timing Strategies, through which
Mr. Klein manages funds and provides investment advice to institutions, individuals and corporations. In September 1989, Mr. Klein became the Chief Investment Officer, Executive Vice President and part owner of Quantum American, Inc., a minority owned investment management company located in New Orleans.

Normand E. Simard has been President of York County Biscuit Company, a food distributor in Biddeford, Maine, since July 1993, and prior thereto, served as Vice President since 1967. Mr. Simard was originally nominated as a director of the Company in 1987 in accordance with the provisions of the Merger Agreement by and among the Company, Suffield Bank, Coastal Bancorp and the Bank.

Edward K. Simensky has been President of Simensky & Thomson, certified public accountants, in Saco, Maine, since 1978 and a director of Mutual Fire Insurance Company, Saco, Maine, since 1987. Mr. Simensky was a director of Suffield Bank, a subsidiary of the Company, from 1989 until September 1991 when the Banking Commissioner for the State of Connecticut deemed Suffield Bank insolvent and appointed the FDIC as receiver.

Charles A. Stewart III was the President of A.L. Stewart & Sons, a food processing company located in Cherryfield, Maine, from 1958 until 1982 when the company was sold. Mr. Stewart also was the owner of Tennis of Maine, Inc., an indoor tennis club located in Falmouth, Maine, from 1982 until 1985 when the company was sold. Mr. Stewart is currently the Treasurer of M.C.S. Enterprises, Inc., a real estate investment company based in Freeport, Maine. Mr. Stewart has been a director of the Bank since 1986. Mr. Stewart has been a director of the Boys & Girls Club of Greater Portland since 1987 and became chairman of the organization's planned giving committee in 1994. In addition, in 1994, Mr. Stewart became a director of the Maine Tennis Foundation.

Executive Officers

The following table sets forth the names of the executive officers of the Company and the Bank, each of whom is elected to serve for a one-year period. Also set forth is certain other information with respect to each such person's principal occupation or employment during the past five years, the person's age at December 31, 1995 and the positions currently held with the Company and the Bank. Each executive officer serves pursuant to an employment protection agreement with the Bank.

                                   Age at
         Name                 December 31, 1995                              Positions Held
         ----                 -----------------                              --------------

Gregory T. Caswell                   40              President and Chief Executive Officer of the Company
                                                     and the Bank and a director of the Bank

Dennis D. Byrd                       33              Treasurer of the Company and Executive Vice
                                                     President, Chief Financial Officer and Treasurer and a
                                                     director of the Bank

Gregory T. Caswell joined the Bank in December 1991 as Senior Vice President and Senior Loan Officer responsible for managing the lending, loan workout and credit administration functions of the Bank. From 1982 to 1991, he was with First NH Banks most recently as Vice President in the bank's special assets group. In 1994, Mr. Caswell was promoted to Executive Vice President -- Lending Division of the Bank. Effective March 31, 1995 upon the resignation of James H. Whittaker, Mr.

Caswell was elected President and Chief Executive Officer of the Company and the Bank and a director of the Bank.

Dennis D. Byrd joined the Bank in October 1985 as Deposit Operations Technician. From 1987 to 1992, Mr. Byrd was responsible for financial operations of the Bank, promoted to Assistant Treasurer/Controller in 1989 and Assistant Vice President in 1990. In 1993, Mr. Byrd was promoted to Vice President/Controller and Treasurer of the Bank, and Treasurer of the Company and Coastal Bancorp. In 1994, Mr. Byrd was promoted to Executive Vice President, Chief Financial Officer and Treasurer of the Bank and on March 31, 1995, Mr. Byrd was elected to the Board of Directors of the Bank.

In December 1994, the Bank entered into employment protection agreements with each of Messrs. Caswell and Byrd, which superseded the employment protection agreements entered into with each of such executive officers in December 1993. See Item 11, "Executive Compensation -- Employment Agreements," which information is incorporated herein by reference.

Section 16(a) Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of its Common Stock, to file with the SEC initial reports of ownership of the Company's equity securities and to file subsequent reports when there are changes in such ownership. Based on a review of reports submitted to the Company, the Company believes that, during the fiscal year ended December 31, 1995, all Section 16(a) filing requirements applicable to the Company's officers, directors and more than 10% owners were complied with on a timely basis, except that initial reports on behalf of Edward K. Simensky and Charles A. Stewart III in connection with their election as a directors of the Company were not filed until after the required filing date.


ITEM 11. EXECUTIVE COMPENSATION.

Cash Compensation

Upon the resignation of James H. Whittaker and effective March 31, 1995, Gregory
T. Caswell was elected President and Chief Executive Officer of the Company and the Bank. The following table sets forth the compensation paid by the Company and its subsidiary during 1995, 1994 and 1993 to each of Messrs. Caswell and Whittaker and to Dennis D. Byrd, who was the only other executive officer whose compensation exceeded $100,000 for services rendered in all capacities to the Company and its subsidiary during the year ended December 31, 1995 (the "named executive officers").

                                            Summary Compensation Table

                                                                     Annual Compensation
                                                       ---------------------------------------------------
                                                                                              Other Annual
Principal Positions                 Year                Salary               Bonus            Compensation
Gregory T. Caswell                  1995              $111,827             $34,000                       -
     President and Chief            1994                76,416               3,000                       -
     Executive Officer              1993                70,000               5,000                       -

James H. Whittaker                  1995                56,250              10,000                  $2,454(1)
     President and                  1994               180,000              52,500                   7,133
     Chief Executive                1993               143,520              30,000                   2,129
      Officer (2)

Dennis D. Byrd                      1995                81,154              21,500                       -
     Treasurer                      1994                53,510               3,000                       -
                                    1993                41,554               5,000                       -
- -----------------------

(1) Reimbursement for federal and state taxes on compensation for living expenses paid by the Company in 1995.
(2) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.

Option Grants

No options were granted during the fiscal year ended December 31, 1995.

Option Holdings

The following table sets forth information with respect to the number of securities underlying unexercised options held by each of the named executive officers at December 31, 1995.

                                  Fiscal Year-End Options

                                                  Number of Securities
                                                  Underlying Unexercised
                                                  Options at FY-End (1)(2)
                        Name                      Exercisable/Unexercisable
                        ----                      -------------------------
               Gregory T. Caswell                                    0/0
               James H. Whittaker (3)                                0/0
               Dennis D. Byrd                                       10/0

(1) The fair market value of the underlying shares of Common Stock at December 31, 1995 was less than the exercise price of all such options previously granted.
(2) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.
(3) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.

Pension Plan

The Bank maintains a qualified noncontributory pension plan (the "Pension Plan") for its officers and other employees through RSI Retirement Trust, created to provide retirement benefits for the employees of savings banks and their allied organizations. The Pension Plan is jointly administered by the plan administrator and a pension committee appointed by the Bank and RSI Retirement Trust. All employees are eligible to participate in the Pension Plan if they have reached age 21 and have completed one year's service of 1,000 or more hours. Vesting occurs after a participant completes five years of service of 1,000 or more hours per plan year. The Pension Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Pension Plan provides for monthly benefits to or on behalf of each covered employee at age 65 and has provisions for death benefits, early retirement after attainment of age 55 and 10 years of service, and disability benefits. The annual retirement benefit is 2% of the average annual earnings during the highest paid consecutive three years of the five years immediately preceding retirement multiplied by years of service (maximum 30 years), reduced by 1-2/3% of the primary social security benefits multiplied by years of service (maximum 30 years). In addition, a participant will receive an annuity based upon the actuarial value of any accumulated voluntary contributions. Annual earnings for purposes of determining benefits under the Pension Plan consist of the annual base compensation excluding overtime, bonus payments or any other special payments.

The following table illustrates annual pension benefits for retirement as of December 31, 1995 at age 65 for various levels of compensation and years of service under the Pension Plan.

                                                Pension Plan Table
                                                Years of Service (1)
                                                --------------------
     Annual
Compensation                    15               20               25                30                35
- ----------------------------------------------------------------------------------------------------------
   $      75,000      $       22,500     $     30,000      $     37,500     $     45,000      $     45,000
         100,000              30,000           40,000            50,000           60,000            60,000
         125,000              37,500           50,000            62,500           75,000            75,000
         150,000              45,000           60,000            75,000           90,000            90,000
         175,000              45,000           60,000            75,000           90,000            90,000
         200,000              45,000           60,000            75,000           90,000            90,000
         225,000              45,000           60,000            75,000           90,000            90,000
         250,000              45,000           60,000            75,000           90,000            90,000
- ----------------------

(1) Benefits represent annual amounts under a five year and life benefit payment option. A portion of the participant's primary social security benefit will reduce the amount shown in this table. Pension benefits are currently subject to a statutory maximum of $120,000, subject to cost-of-living adjustments. The maximum annual compensation on which retirement benefits may be calculated is limited to $150,000.

Mr. Whittaker had 3.5 years of credited service under the Pension Plan as of March 31, 1995. Mr. Whittaker's termination of employment on March 31, 1995 was prior to his completion of five years of service required for the vesting of benefits. Messrs. Caswell and Byrd have 4.25 and 10.25 years, respectively, of credited service under the Pension Plan as of December 31, 1995. Messrs. Caswell's and Byrd's annual accrued benefit payable at age 65 under the Pension Plan is $5,937 and $8,492, respectively, determined as of December 31, 1995. The compensation of Messrs. Caswell and Byrd covered by the Pension Plan for 1995 consists of their respective base salary as set forth in the Summary Compensation Table. See "Executive Compensation -- Cash Compensation."

Compensation of Directors

During 1995, there were no fees or other forms of compensation earned by or paid to directors of the Company for any service provided as a director of the Company. The Company has not made and does not anticipate making any payments to directors for 1996. During 1995, each non-employee director of the Bank received a quarterly retainer of $1,250 and a monthly aggregate meeting fee of $250 provided that at least one meeting of the Board of Directors of the Bank was held during the month. No amounts were paid to non-employee directors of the Bank for meetings of committees on which such directors served. Employee directors of the Bank receive no additional compensation for serving as directors or committee members of the Bank.

A deferred compensation plan (the "Deferred Compensation Plan") was established in 1987 for members of the Board of Directors of the Company and non-employee directors of the boards of subsidiaries of the Company. Under the Deferred Compensation Plan, each participant has the right to elect to defer a portion of his or her annual directors' fees, with amounts deferred credited monthly with interest at an annual rate which is determined prior to the beginning of each calendar year. For 1995, the interest rate was 5.60% and for 1996, is 7.23%. Payment of amounts credited is available to participants by a lump sum or a designated number of monthly installments, which number may not be less than 12 nor more than 120. For 1995, no director of the Bank elected to defer any portion of his director fees.

Employment Agreements

In December 1994, the Bank entered into employment protection agreements (the "Employment Protection Agreements") with each of Messrs. Caswell and Byrd, which superseded the employment protection agreements entered into with each of such executive officers in December 1993. The Employment Protection Agreements were amended in April 1995 to reflect the new titles of Messrs. Caswell and Byrd. The initial term of the Employment Protection Agreements expires December 31, 1996 and may be renewed by the written agreement of the Bank and the executive officer. In the event of a termination of the executive officer's employment during the term of the Employment Protection Agreement by the Bank without "cause" or by the executive officer for "good reason" (in each case as defined therein), the executive officer is entitled to receive a lump sum cash payment equal to one year's "current compensation," plus $12,000 reduced by the aggregate amount of any "performance bonuses" that have been paid to the executive officer as of the date of such termination. "Current compensation" is equal to (i) the executive officer's salary at the annual rate in effect at the time of his termination, but not less than the amount paid to the officer during the 12-month period preceding his termination, (ii) any bonuses (other than performance bonuses) paid to the officer during the 12-month period prior to his termination and
(iii) any deferred compensation credited to his account as of December 31 of the year preceding his termination. "Performance bonuses" means $3,000 payable on December 31, 1994, $3,000 payable on April 30, 1995, $3,000 payable on August 31, 1995 and $3,000 payable on December 31, 1995, provided that the executive officer continues to be employed by the Bank on the applicable date. The Employment Protection Agreements provide that the executive officer is required to give the Bank at least 90 days written notice before he voluntarily terminates his employment with the Bank (other than for "good reason").

In December 1994, the Bank entered into an employment agreement (the "Whittaker Employment Agreement") with Mr. Whittaker, which superseded the employment agreement entered into with Mr. Whittaker in December 1993. The Whittaker Employment Agreement terminated effective upon the resignation of Mr. Whittaker on March 31, 1995.

Under the terms of the Whittaker Employment Agreement, Mr. Whittaker was employed as Chairman, President and Chief Executive Officer of the Bank. The initial term of employment was for a two-year period expiring December 31, 1996. Pursuant to the Whittaker Employment Agreement and during the term thereof, Mr. Whittaker's annual salary was $225,000, and he was entitled to receive certain "performance bonuses" totaling up to $60,000. Such performance bonuses were paid or were payable as follows: (i) $12,500 upon the execution of the Whittaker Employment Agreement, (ii) $10,000 on January 31, 1995, (iii) $12,500 on April 30, 1995, (iv) $12,500 on August 31, 1995 and (v) $12,500 on December 31, 1995,
provided that Mr. Whittaker continued to be employed by the Bank on the applicable date. In addition, the Whittaker Employment Agreement provided, among other things, for Mr. Whittaker to participate in any discretionary bonus, retirement, stock option, employee stock ownership, stock purchase and other employee benefit plans applicable to employees generally. The Bank agreed to pay or reimburse Mr. Whittaker for rental of a furnished apartment within 50 miles of the Bank's operations center in Westbrook and for travel expenses from his residence in Connecticut to Maine, as well as reimbursement of certain taxes.

Under the Whittaker Employment Agreement, Mr. Whittaker's employment could be terminated at any time, but any termination other than for "cause" (as defined therein), required not less than 90 days written notice and the Bank would be obligated to make a lump sum cash payment equal to Mr. Whittaker's annual salary, including unpaid performance bonuses. Mr. Whittaker would also be entitled to retirement, employee benefits and other existing fringe benefits for twelve months following such termination and outplacement expenses. If the Bank terminated Mr. Whittaker's employment or Mr. Whittaker terminated his employment in connection with or within one year after a "change in control," such termination would be treated as a termination of Mr. Whittaker without "cause" entitling Mr. Whittaker to the foregoing payments as liquidated damages. A "change of control" would be deemed to occur if (i) the Bank was acquired by means of a cash tender or exchange offer, merger, sale of assets or other business combination transaction (collectively, "Acquisition Transaction"), (ii) any person, other than the FDIC, became the beneficial owner of more than 25% of the total number of outstanding voting shares of the Bank or (iii) as a result of an Acquisition Transaction, the individuals who were directors of the Bank immediately before such transaction ceased to constitute at least a majority of the Board of the Bank or any successor Company.

In the event of Mr. Whittaker's death, the Whittaker Employment Agreement provided that the Company would pay to the beneficiary of Mr. Whittaker, or in the absence of a designated beneficiary, to the estate of Mr. Whittaker, the sum of (i) $60,000 less the aggregate amount of performance bonuses paid through the date of his death, plus (ii) any unpaid salary or bonus (other than a performance bonus) payable before the time of his death.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Stock Owned by Management

The following table sets forth information as of December 31, 1995 with respect to the amount of Common Stock beneficially owned by each director of the Company, by each of the named executives officers, and by all directors and executive officers of the Company as a group. This information is based on information furnished to the Company by such persons.

                                                        Amount and Nature of             Percent of Common
Name                                                 Beneficial Ownership (1)(2)         Stock Outstanding
- ----                                                 ---------------------------         -----------------
Dennis D. Byrd
   Treasurer                                                       10(3)                         *
Gregory T. Caswell
   President and Chief Executive Officer                            -                            -
James H. Whittaker
   President and Chief Executive Officer (4)                    3,376(5)                         *
Roger E. Klein
   Director                                                       102                            *
Normand E. Simard
   Chairman of the Board                                          822                            *
Edward K. Simensky
   Director                                                       205                            *
Charles A. Stewart III
   Director                                                       308(3)                         *
All directors and executive officers
   as a group (6 persons)                                       1,447(6)                         *
- -------------------

*Less than 1% of shares outstanding.
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is considered to "beneficially own" shares (i) over which he has or shares voting or investment power or (ii) of which he has the right to acquire beneficial ownership at any time within 60 days of December 31, 1995. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.
(2) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.
(3)  Consists of options which are presently exercisable.
(4) Mr. Whittaker resigned as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.
(5) Includes 2,900 shares held jointly by Mr. Whittaker and his wife and a total of 49 shares held by Mr. Whittaker on behalf of certain of his children. Does not include a total of 49 shares held by Mr. Whittaker's father on behalf of certain of his grandchildren.
(6)  Includes a total of 318 options which are presently exercisable.

Principal Holders of Common Stock

The following table sets forth information as of December 31, 1995 with respect to the ownership of Common Stock by each person believed by management to be the beneficial owner of more than 5% of the outstanding Common Stock. The historical information set forth below is based on the most recent Schedule 13D filed on behalf of each such person with the SEC.

                                                        Amount and                         Percent of
           Name and Address of                      Nature of Beneficial                  Common Stock
            Beneficial Owner                            Ownership (1)                      Outstanding
            ----------------                            -------------                      -----------
Angelina J. McGillivray..........................       56,416 (2)                            9.4%
   195 Ethan Drive
   Windsor, Connecticut  06095

Jonathan Googel       ...........................       31,050 (3)                            5.2
Ben Sisti
   65 Kane Street
   West Hartford, Connecticut  06119

- ------------------------

(1) Adjusted to reflect the one for ten reverse stock split effective May 31, 1995.
(2) A Schedule 13D dated May 15, 1992 states that Ms. McGillivray has sole voting and dispositive power over such shares.
(3) An Amendment No.5 to Schedule 13D filed on February 5, 1988 ("Amendment No. 5") states that Messrs. Googel and Sisti have shared voting power and shared dispositive power over 31,050 shares. Amendment No. 5 further states that Mr. Googel has sole voting and sole dispositive power over an additional 3,000 shares. Amendment No. 5 also states that Mr. Sisti has sole voting and sole dispositive power over an additional 1,300 shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the 1995 fiscal year, the Bank paid Futures Strategies Corporation ("FSC"), which is owned by Mr. Klein and of which he is President, $1,500 per month for general investment services. There is no written contract between the Bank and FSC with respect to the payment of such fees to, and the provision of such services by, FSC.

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a)(1) The following consolidated financial statements of First Coastal Corporation and Subsidiary, included at Item 8:

Consolidated Balance Sheets as of December 31, 1995 and 1994

Consolidated Statements of Operations for each of the three years in the period ended December 31, 1995

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1995

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1995

Notes to Consolidated Financial Statements--December 31, 1995

Report of Independent Accountants

     (a)(2) All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits. The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No. 3 Articles of Incorporation and Bylaws

     3.1(i)   Restated Articles of Incorporation (filed herewith).

     3.1(ii)  Amended and Restated Bylaws (filed herewith).

Exhibit No. 10 Material Contracts

     10.1 Suffield Financial Corporation Stock Option Plan and Suffield Bank Stock Option Plan (filed as Exhibits 4.5 and 4.6, respectively, to the Company's Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference).

     10.2 Coastal Savings Bank Stock Option Plan (filed as Exhibit 4.7 to Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference).

     10.3 First Coastal Corporation Director's Deferred Compensation Plan (filed as Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference.)

     10.4 Amended and Restated Settlement Agreement, dated as of November 23, 1994, among First Coastal Corporation, Coastal Savings Bank and the Federal Deposit Insurance Corporation (filed as Exhibit 99a to Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference).

     10.5 Promissory Note, dated January 31, 1995, by First Coastal Corporation for the benefit of the Federal Deposit Insurance Corporation (filed as Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference).

     10.6 Stock Pledge Agreement, dated as of January 31, 1995, between First Coastal Corporation and the Federal Deposit Insurance Corporation (filed as
Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference).

     10.7 Memorandum of Understanding, among Coastal Savings Bank, the Federal Deposit Insurance Corporation and the Maine Bureau of Banking, effective as of November 22, 1994 (filed as Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference).

     10.8 Employment Agreement, dated December 21, 1994, between Coastal Savings Bank and James H. Whittaker (filed as Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference).

     10.9 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Dennis D. Byrd (filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference).

     10.10 Employment Protection Agreement, dated December 21, 1994, between Coastal Savings Bank and Gregory T. Caswell (filed as Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference).

     10.11 Purchase and Assumption Agreement, dated February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company (filed herewith).

     10.12 Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (filed herewith).

Exhibit No. 21  Subsidiary of the Registrant

Subsidiary of the Company (filed herewith).

Exhibit No. 27  Financial Data Schedule

Financial Data Schedule

14(b)  Not applicable.

14(c) Exhibits to this Form 10-K are attached or incorporated herein by reference as stated above.

14(d)  Not applicable.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                               FIRST COASTAL CORPORATION


March 29, 1996                 By:  /s/ Gregory T. Caswell
                                    ----------------------
                                    Gregory T. Caswell
                                    President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

March 29, 1996                 By:  /s/ Gregory T. Caswell
                                    ----------------------
                                    Gregory T. Caswell
                                    President and Chief Executive Officer
                                    (Principal Executive Officer)

March 29, 1996                 By:  /s/ Dennis D. Byrd
                                    ------------------
                                    Dennis D. Byrd
                                    Treasurer
                                    (Principal Financial and Accounting Officer)

And by a majority of the Board of Directors of the Registrant.

March 29, 1996                 By:   /s/ Normand E. Simard
                                    ---------------------
                                    Normand E. Simard
                                    Chairman of the Board and Director

March 29, 1996                 By:   /s/ Roger E. Klein
                                    ------------------
                                    Roger E. Klein
                                    Director

March 29, 1996                 By:   /s/ Edward K. Simensky
                                    ----------------------
                                    Edward K. Simensky
                                    Director

March 29, 1996                 By:   /s/ Charles A. Stewart III
                                    --------------------------
                                    Charles A. Stewart III
                                    Director

================================================================================

     No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Placement Agent. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.




                                TABLE OF CONTENTS

                                                Page
                                                ----

Summary.........................................   3
Risk Factors....................................  18
Use of Proceeds.................................  24
The Recapitalization............................  25
Market for Common Stock and Dividends...........  27
Capitalization..................................  28
Determination of Subscription Price.............  29
The Offering....................................  29
Standby Purchase Agreements.....................  35
Plan of Distribution............................  36
Description of Capital Stock....................  37
Available Information...........................  41
Information of Certain Documents by Reference...  42
Legal Matters...................................  42
Experts.........................................  42
Statement as to Indemnification.................  42
First Coastal Company Annual Report
  on Form 10-K for the Year Ended
  December 31, 1995............................. A-1


================================================================================
================================================================================

                                 750,000 Shares



                                      FIRST
                                     COASTAL
                                   CORPORATION



                                  Common Stock




                             ---------------------

                                   PROSPECTUS

                             ---------------------




                            First Albany Corporation




                                ___________, 1996

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts except the SEC Registration Fee and the NASD Filing Fee are estimated.

SEC Registration Fee...............................................   $   1,229
NASD Filing Fee   .................................................         857
Nasdaq SmallCap Stock Market Listing Fee...........................       6,351
Blue Sky Fees and Expenses.........................................          *
Accounting Fees and Expenses.......................................          *
Legal Fees and Expenses............................................          *
Printing and Engraving Expenses....................................          *
Registrar and Subscription Agent Fees..............................          *
Miscellaneous......................................................          *
                                                                      --------
     Total.........................................................   $      *
                                                                      ========


*To be filed by amendment.


Item 15.  Indemnification of Directors and Officers

         Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation' s request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         The Company's Amended and Restated Bylaws provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware Law. Under the Amended and Restated Bylaws, the Company is required to advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. The Company has obtained directors and officers liability insurance.

Item 16.  Exhibits

Exhibit
Number                                           Exhibit Description

*5              Opinion of Morris, James, Hitchens & Williams

10(a) First Coastal Corporation Stock Option Plan and Suffield Bank Stock Option Plan. (Filed as Exhibits 4.5 and 4.6, respectively, to Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference.)

10(b) Coastal Savings Bank Stock Option Plan. (Filed as Exhibit 4.7 to Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No. 33-10189, and incorporated herein by reference.)

10(c)           First Coastal Corporation Director's Deferred Compensation Plan.
                (Filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference.)

10(d) Amended and Restated Settlement Agreement, dated as of November 23, 1994, by and among the Company, Coastal Savings Bank and the Federal Deposit Insurance Corporation. (Filed as Exhibit 99a to Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference.)

10(e) Promissory Note, dated January 31, 1995, by the Company for the benefit of the Federal Deposit Insurance Corporation. (Filed as
                Exhibit 99b to Current Report on Form 8-K, filed February 13, 1995 ("1995 Form 8-K"), and incorporated herein by reference.)

10(f) Stock Pledge Agreement, dated as of January 31, 1995, by and between the Company and the Federal Deposit Insurance
                Corporation. (Filed as Exhibit 99c to 1995 Form 8-K, and incorporated herein by reference.)

10(g) Memorandum of Understanding, dated November 22, 1994, by and among the Board of Directors of Coastal Savings Bank, the Superintendent of the Maine Bureau of Banking and the Regional Director of the Boston Region of the Federal Deposit Insurance Corporation. (Filed as Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-14087 ("1994 Form 10-K"), and incorporated herein by reference.)

10(h) Employment Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and James H. Whittaker. (Filed as
                Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference.)

10(i) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Dennis D. Byrd. (Filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference.)

10(j) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Gregory T. Caswell. (Filed as Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference.)

10(k) Purchase and Assumption Agreement, dated as of February 22, 1996, between Coastal Savings Bank and Maine Bank & Trust Company. (Filed as Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 1995, File No. 0-14087 ("1995 Form 10-K"), and incorporated herein by reference.)

10(l) Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (Filed as
                Exhibit 10.12 to 1995 Form 10-K, and incorporated herein by reference.)

*10(m) Loan Agreement, dated as of __________, 1996, between the Company and ___________.

*10(n)          First Coastal Corporation 1996 Stock Option and Equity Incentive
                Plan.

11              Statement regarding Computation of Per Share Earnings.

23(a)           Consent of Coopers & Lybrand, L.L.P.

*23(b) Consent of Morris, James, Hitchens & Williams (included in the legal opinion filed as Exhibit 5 hereto).

24              Powers of Attorney  for the  following  individuals:  Gregory T.
                Caswell, Dennis D. Byrd, Normand E. Simard, Roger E. Klein, Edward K. Simensky and Charles A. Stewart III (included at Signature Page).

99(a)           Form of Standby Stock Purchase Agreement.

99(b) Form of First Coastal Corporation Subscription Order Form (and accompanying instructions).

99(c) Form of First Coastal Corporation Community Order Form (and accompanying instructions).

*99(d)          Form of Broker Assistance Agreement.

__________________________________
*   To be filed by amendment.

Item 17.  Undertakings

         The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the Placement Agent or selected broker-deals during the subscription period, and the terms of any subsequent reoffering thereof. If any public offering by the Placement Agent or selected broker-dealers is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby further undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westbrook, State of Maine, on this 18th day of April, 1996.

                                      FIRST COASTAL CORPORATION


                                      By:  /s/  Gregory T. Caswell
                                           -------------------------------------
                                           Gregory T. Caswell
                                           President and Chief Executive Officer



                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory T. Caswell and Dennis
D. Byrd, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                    Title                                     Date
               ---------                                    -----                                     ----
/s/         Gregory T. Caswell
- --------------------------------------    President and Chief Executive Officer                  April 18, 1996
            Gregory T. Caswell            (Principal executive officer)

/s/          Dennis D. Byrd
- --------------------------------------    Treasurer (Principal financial officer                 April 18, 1996
             Dennis D. Byrd               and principal accounting officer)

 /s/        Normand E. Simard             Chairman of the Board                                  April 18, 1996
- --------------------------------------
            Normand E. Simard

/s/          Roger E. Klein               Director                                               April 18, 1996
- --------------------------------------
             Roger E. Klein

/s/        Edward K. Simensky             Director                                               April 18, 1996
- --------------------------------------
           Edward K. Simensky

/s/      Charles A. Stewart III           Director                                               April 18, 1996
- --------------------------------------
         Charles A. Stewart III



                                                                                                         Sequentially
Exhibit                                                                                                     Numbered
Number                                      Exhibit Description                                              Page
- ------                                      -------------------                                              ----

*5              Opinion of Morris, James, Hitchens & Williams

10(a)           First  Coastal  Corporation  Stock Option Plan and Suffield Bank
                Stock Option Plan. (Filed as Exhibits 4.5 and 4.6, respectively, to Registration Statement on Form S-8, File No. 33-11400, and incorporated herein by reference.)

10(b)           Coastal Savings Bank Stock Option Plan. (Filed as Exhibit 4.7 to
                Post-Effective Amendment No. 1 on Form S-8 to Form S-4, File No.
                33-10189, and incorporated herein by reference.)

10(c)           First Coastal Corporation Director's Deferred Compensation Plan.
                (Filed as Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-14087, and incorporated herein by reference.)

10(d)           Amended and Restated Settlement Agreement,  dated as of November
                23, 1994, by and among the Company, Coastal Savings Bank and the Federal Deposit Insurance Corporation. (Filed as Exhibit 99a to
                Current Report on Form 8-K, filed December 5, 1994, and incorporated herein by reference.)

10(e) Promissory Note, dated January 31, 1995, by the Company for the benefit of the Federal Deposit Insurance Corporation. (Filed as
                Exhibit 99b to Current  Report on Form 8-K,  filed  February 13,
                1995 ("1995 Form 8-K"), and incorporated herein by reference.)

10(f)           Stock Pledge  Agreement,  dated as of January 31,  1995,  by and
                between  the  Company   and  the   Federal   Deposit   Insurance
                Corporation.  (Filed  as  Exhibit  99c to  1995  Form  8-K,  and
                incorporated herein by reference.)

10(g) Memorandum of Understanding, dated November 22, 1994, by and among the Board of Directors of Coastal Savings Bank, the Superintendent of the Maine Bureau of Banking and the Regional
                Director of the Boston Region of the Federal  Deposit  Insurance
                Corporation.  (Filed as Exhibit  10.16 to Annual  Report on Form
                10-K for the year ended  December  31,  1994,  File No.  0-14087
                ("1994 Form 10-K"), and incorporated herein by reference.)

10(h) Employment Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and James H. Whittaker. (Filed as
                Exhibit 10.17 to 1994 Form 10-K, and incorporated herein by reference.)

10(i) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Dennis D. Byrd. (Filed as Exhibit 10.18 to 1994 Form 10-K, and incorporated herein by reference.)

10(j) Employment Protection Agreement, dated as of December 21, 1994, by and between Coastal Savings Bank and Gregory T. Caswell.
                (Filed as Exhibit 10.19 to 1994 Form 10-K, and incorporated herein by reference.)

10(k)           Purchase  and  Assumption  Agreement,  dated as of February  22,
                1996,  between  Coastal  Savings  Bank  and  Maine  Bank & Trust
                Company. (Filed as Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 1995, File No. 0-14087 ("1995
                Form 10-K"), and incorporated herein by reference.)

10(l) Agreement for Data Processing Services, dated February 28, 1996, between Coastal Savings Bank and Data Dimensions Inc. (Filed as
                Exhibit 10.12 to 1995 Form 10-K, and incorporated herein by reference.)

*10(m) Loan Agreement, dated as of __________, 1996, between the Company and -----------.

*10(n)          First Coastal Corporation 1996 Stock Option and Equity Incentive
                Plan.

11              Statement regarding Computation of Per Share Earnings.

23(a)           Consent of Coopers & Lybrand, L.L.P.

*23(b) Consent of Morris, James, Hitchens & Williams (included in the legal opinion filed as Exhibit 5 hereto).

24              Powers of Attorney  for the  following  individuals:  Gregory T.
                Caswell,  Dennis D. Byrd,  Normand E.  Simard,  Roger E.  Klein,
                Edward K.  Simensky  and  Charles A.  Stewart III  (included  at
                Signature Page).

99(a)           Form of Standby Stock Purchase Agreement.

99(b) Form of First Coastal Corporation Subscription Order Form (and accompanying instructions).

99(c) Form of First Coastal Corporation Community Order Form (and accompanying instructions).

*99(d)          Form of Broker Assistance Agreement.


__________________________________
*   To be filed by amendment.



                                       2

                                                                      Exhibit 11